Exhibit 99.1

GRUPO FINANCIERO GALICIA S.A.

FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2016 AND DECEMBER 31, 2015

GRUPO FINANCIERO GALICIA S.A.

FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2016 AND DECEMBER 31, 2015

Fiscal Year No. 18, commenced January 1, 2016

Legal Domicile: Tte. Gral. Juan D. Perón No. 430 – 25th floor, Buenos Aires - Argentina

Principal Line of Business: Financial and Investment Activities

Registration No. with the Corporation Control Authority (I.G.J.): 12,749

Sequential Number – Corporation Control Authority (I.G.J.): 1,671,058

Date of Registration with the Corporation Control Authority (I.G.J.):

Of Bylaws: September 30, 1999

Date of Latest Amendment to Bylaws: July 16, 2010

Date of Expiration of the Company’s Bylaws: June 30, 2100

Information on the Controlling Company

Company’s Name: EBA HOLDING S.A.

Principal Line of Business: Financial and Investment Activities

Interest Held by the Controlling Company in the Shareholders’ Equity as of 12.31.16: 21.63%

Interest Held by the Controlling Company in the Votes as of 12.31.16: 57.98%

Capital Status as of 12.31.16 (Note 8 to the Financial Statements):

Figures Stated in Thousands of Pesos for “Subscribed”, “Paid-in” and “Registered” Shares

Shares
Amount	Type	Voting Rights per Share	Subscribed	Paid-in	Registered
281,221,650	Ordinary Class “A”, Face Value of 1	5	281,222	281,222	281,222
1,019,042,947	Ordinary Class “B”, Face Value of 1	1	1,019,043	1,019,043	1,019,043

1,300,264,597			1,300,265	1,300,265	1,300,265

GRUPO FINANCIERO GALICIA S.A.

CONSOLIDATED BALANCE SHEET

AS OF DECEMBER 31, 2016 AND DECEMBER 31, 2015

Figures Stated in Thousands of Pesos ($)

	Notes	12.31.16	12.31.15
Assets
Cash and Due from Banks		61,166,250	30,834,663

Cash		7,457,481	7,288,153
Financial Institutions and Correspondents		53,708,769	23,546,510
Argentine Central Bank (B.C.R.A.)		51,389,550	23,106,877
Other Local Financial Institutions		209,532	105,511
Foreign		2,109,687	334,122

Government and Private Securities	3	13,700,800	15,525,090

Holdings Recorded at Fair Market Value		3,228,759	2,376,386
Holdings Recorded at their Acquisition Cost plus the I.R.R.		1,922,473	1,389,617
Instruments Issued by the Argentine Central Bank		8,549,568	11,759,087

Loans	4 and 5	137,451,655	98,344,731

To the Non-financial Public Sector		14,359	17,705
To the Financial Sector		2,098,037	761,547
Interbank Loans (Call Money Loans Granted)		862,300	40,000
Other Loans to Local Financial Institutions		1,205,228	685,500
Accrued Interest, Adjustments and Exchange Rate Differences Receivable		30,509	36,047
To the Non-financial Private Sector and Residents Abroad		140,046,017	101,125,473
Overdrafts		10,063,071	8,548,542
Promissory Notes		25,285,214	22,737,166
Mortgage Loans		2,178,236	2,098,824
Collateral Loans		677,879	486,891
Personal Loans		15,311,721	9,259,159
Credit Card Loans		72,765,948	56,260,115
Others		12,653,202	924,741
Accrued Interest, Adjustments and Exchange Rate Differences Receivable		1,774,831	1,407,465
Documented Interest		(642,225)	(596,853)
Unallocated Collections		(21,860)	(577)
Allowances	6	(4,706,758)	(3,559,994)

Other Receivables Resulting from Financial Brokerage		18,178,275	8,060,768

Argentine Central Bank		2,359,284	1,738,892
Amounts Receivable for Spot and Forward Sales to be Settled		734,375	290,795
Securities Receivable under Spot and Forward Purchases to be Settled		7,851,134	765,288
Premiums from Bought Options		3,485	41,027
Others Not Included in the Debtor Classification Regulations	7	4,110,916	2,093,958
Unlisted Notes	5	1,422,433	1,639,013
Balances from Forward Transactions without Delivery of Underlying Asset to be Settled	1.12	111,287	287,161
Others Included in the Debtor Classification Regulations	5	1,775,743	1,393,560
Accrued Interest and Adjustments Receivable Included in the Debtor Classification Regulations	5	705	783
Allowances		(191,087)	(189,709)

Receivables from Financial Leases		955,346	958,092

Receivables from Financial Leases	5	952,522	956,131
Accrued Interest and Adjustments Receivable	5	17,010	20,119
Allowances		(14,186)	(18,158)

The accompanying Notes 1 to 38 are an integral part of these consolidated financial statements.

GRUPO FINANCIERO GALICIA S.A.

CONSOLIDATED BALANCE SHEET

AS OF DECEMBER 31, 2016 AND DECEMBER 31, 2015

Figures Stated in Thousands of Pesos ($)

	Notes	12.31.16	12.31.15
Equity Investments	9	52,964	51,731

In Financial Institutions		7,858	6,447
Others		45,707	45,920
Allowances		(601)	(636)

Miscellaneous Receivables		3,440,115	2,569,453

Receivables for Assets Sold	5	131,096	19,651
Minimum Presumed Income Tax – Tax Credit	1.14	9,424	10,230
Others	10	3,451,986	2,692,286
Accrued Interest and Adjustments on Receivables for Assets Sold	5	1,626	—
Other Accrued Interest and Adjustments Receivable		46,192	23,164
Allowances		(200,209)	(175,878)

Bank Premises and Equipment	11	2,873,552	2,079,085

Miscellaneous Assets	12	1,221,237	820,073

Intangible Assets	13	2,582,255	2,025,844

Goodwill		5,642	15,316
Organization and Development Expenses		2,576,613	2,010,528

Unallocated Items		89,035	58,963

Other Assets	14	539,140	419,510

Total Assets		242,250,624	161,748,003

The accompanying Notes 1 to 38 are an integral part of these consolidated financial statements.

GRUPO FINANCIERO GALICIA S.A.

CONSOLIDATED BALANCE SHEET

AS OF DECEMBER 31, 2016 AND DECEMBER 31, 2015

Figures Stated in Thousands of Pesos ($)

	Notes	12.31.16	12.31.15
Liabilities
Deposits		151,688,147	100,039,233

Non-financial Public Sector		1,294,177	630,401
Financial Sector		62,957	26,961
Non-financial Private Sector and Residents Abroad		150,331,013	99,381,871
Checking Accounts		26,972,277	19,121,256
Savings Accounts		53,723,171	27,451,942
Time Deposits		49,703,000	50,847,541
Investment Accounts		442,665	395,189
Others		18,577,409	649,174
Accrued Interest, Adjustments and Exchange Rate Differences Payable		912,491	916,769

Other Liabilities Resulting from Financial Brokerage		57,793,653	37,328,900

Argentine Central Bank		12,727	7,033
Others		12,727	7,033
Banks and International Entities		2,212,995	1,262,381
Unsubordinated Notes	16	12,647,419	9,261,471
Amounts Payable for Spot and Forward Purchases to be Settled		7,818,144	764,898
Securities to be Delivered under Spot and Forward Sales to be Settled		736,819	294,548
Premiums from Options Written		2,027	15,427
Loans from Local Financial Institutions		4,097,361	1,388,903
Interbank Loans (Call Money Loans Received)		165,000	127,100
Other Loans from Local Financial Institutions		3,802,398	1,244,269
Accrued Interest Payable		129,963	17,534
Balances from Forward Transactions without Delivery of Underlying Asset to be Settled	1.12	141,013	1,266,014
Others	17	29,717,439	22,788,958
Accrued Interest, Adjustments and Exchange Rate Differences Payable	16	407,709	279,267

Miscellaneous Liabilities		5,804,284	4,442,113

Directors’ and Syndics’ Fees		41,986	38,713
Others	18	5,762,298	4,403,400

Provisions	19	384,484	481,596

Subordinated Notes	16	4,065,255	3,300,516

Unallocated Items		70,530	75,436

Other Liabilities	20	629,384	488,073

Minority Interest in Controlled Companies		1,462,189	1,107,315

Total Liabilities		221,897,926	147,263,182

Shareholders’ Equity		20,352,698	14,484,821

Total Liabilities and Shareholders’ Equity		242,250,624	161,748,003

The accompanying Notes 1 to 38 are an integral part of these consolidated financial statements.

GRUPO FINANCIERO GALICIA S.A.

CONSOLIDATED BALANCE SHEET

AS OF DECEMBER 31, 2016 AND DECEMBER 31, 2015

Figures Stated in Thousands of Pesos ($)

Memorandum Accounts	Notes	12.31.16	12.31.15
Debit		387,345,986	216,011,580

Contingent		39,215,891	31,302,851

Loans Obtained (Unused Balances)		599,794	193,874
Guarantees Received		25,975,652	20,115,869
Contingencies re. Contra Items		12,640,445	10,993,108

Control		310,926,712	118,340,800

Loans Classified as Irrecoverable		3,347,728	3,500,868
Others	21	304,972,028	105,152,222
Control re. Contra Items		2,606,956	9,687,710

Derivatives	8	29,020,684	59,441,489

“Notional” Value of Call Options Bought		149,512	624,951
“Notional” Value of Forward Transactions without Delivery of Underlying Asset		16,359,075	30,580,294
Interest Rate Swaps		75,000	60,000
Derivatives re. Contra Items		12,437,097	28,176,244

Trust Accounts		8,182,699	6,926,440

Trust Funds	22	8,182,699	6,926,440

Credit		387,345,986	216,011,580

Contingent		39,215,891	31,302,851

Loans Granted (Unused Balances) Included in the Debtor Classification Regulations	5	9,094,205	6,599,546
Guarantees Granted to the Argentine Central Bank		473,528	1,912
Other Guarantees Granted Included in the Debtor Classification Regulations	5	1,134,828	1,006,833
Other Guarantees Granted not Included in the Debtor Classification Regulations		350,695	1,177,045
Others Included in the Debtor Classification Regulations	5	1,236,641	1,879,279
Others not Included in the Debtor Classification Regulations		350,548	328,493
Contingencies re. Contra Items		26,575,446	20,309,743

Control		310,926,712	118,340,800

Checks and Drafts to be Credited		2,559,608	3,630,338
Others		47,348	6,057,372
Control re. Contra Items		308,319,756	108,653,090

Derivatives	8	29,020,684	59,441,489

“Notional” Value of Call Options Written		174,663	737,832
“Notional” Value of Forward Transactions without Delivery of Underlying Asset		12,262,434	27,438,412
Derivatives re. Contra Items		16,583,587	31,265,245

Trust Accounts		8,182,699	6,926,440

Trust Liabilities re. Contra Items		8,182,699	6,926,440

The accompanying Notes 1 to 38 are an integral part of these consolidated financial statements.

GRUPO FINANCIERO GALICIA S.A.

CONSOLIDATED INCOME STATEMENT

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2016 AND DECEMBER 31, 2015

Figures Stated in Thousands of Pesos ($)

	Notes	12.31.16	12.31.15
Financial Income		36,607,689	25,844,168

Interest on Cash and Due from Banks		17	—
Interest on Loans to the Financial Sector		359,427	85,681
Interest on Overdrafts		3,065,507	1,870,336
Interest on Promissory Notes		6,039,112	5,031,904
Interest on Mortgage Loans		474,490	367,566
Interest on Collateral Loans		88,314	87,808
Interest on Credit Card Loans		13,455,906	9,257,193
Interest on Financial Leases		288,462	225,819
Interest on Other Loans		5,288,675	3,299,417
Net Income from Government and Private Securities		5,809,264	4,323,266
Net Income from Options		—	91,605
Interest on Other Receivables Resulting from Financial Brokerage		106,033	99,314
Net Income from Secured Loans - Decree No. 1387/01		6,796	3,643
C.E.R. Adjustment		8,566	4,341
Exchange Rate Differences on Gold and Foreign Currency		1,024,992	—
Others		592,128	1,096,275

Financial Expenses		20,238,704	13,402,332

Interest on Savings Account Deposits		4,644	3,182
Interest on Time Deposits		13,063,966	8,507,743
Interest on Interbank Loans Received (Call Money Loans)		35,988	40,982
Interest on Other Loans from Financial Institutions		187,383	86,169
Net Income from Options		28,893	—
Interest on Other Liabilities Resulting From Financial Brokerage		3,056,336	1,825,749
Interest on Subordinated Notes		532,823	373,998
Other Interest		58,018	182,640
C.E.R. Adjustment		6,602	282
Contributions Made to Deposit Insurance Fund		314,515	497,258
Exchange Rate Differences on Gold and Foreign Currency		—	187,836
Others		2,949,536	1,696,493

Gross Financial Brokerage Margin		16,368,985	12,441,836

Provision for Loan Losses		3,533,313	2,214,240

Income from Services		15,844,918	11,471,296

Related to Lending Transactions		2,936,523	2,232,198
Related to Borrowing Transactions		2,531,191	1,834,293
Other Commissions		654,118	398,332
Others	24	9,723,086	7,006,473

Expenses from Services		5,098,733	3,633,898

Commissions		2,085,077	1,487,054
Others	24	3,013,656	2,146,844

The accompanying Notes 1 to 38 are an integral part of these consolidated financial statements.

GRUPO FINANCIERO GALICIA S.A.

CONSOLIDATED INCOME STATEMENT

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2016 AND DECEMBER 31, 2015

Figures Stated in Thousands of Pesos ($)

	Notes	12.31.16	12.31.15
Administrative Expenses		17,617,610	12,904,702

Personnel Expenses		9,669,181	7,086,485
Directors’ and Syndics’ Fees		79,885	111,211
Other Fees		516,092	396,090
Advertising and Publicity		749,271	544,603
Taxes		1,719,180	1,218,962
Depreciation of Bank Premises and Equipment	11	301,387	218,611
Amortization of Organization Expenses	13	746,544	635,442
Other Operating Expenses		2,106,088	1,529,353
Others		1,729,982	1,163,945

Net Income from Financial Brokerage		5,964,247	5,160,292

Income from Insurance Activities	25	2,451,943	1,801,404

Minority Interest		(403,168)	(364,558)

Miscellaneous Income		1,874,469	1,203,592

Net Income from Equity Investments		80,419	100,126
Penalty Interest		482,194	328,882
Loans Recovered and Allowances Reversed		552,471	319,297
Others	24	759,385	455,287

Miscellaneous Losses		517,073	660,909

Penalty Interest and Charges in favor of the Argentine Central Bank		3,397	398
Provisions for Losses on Miscellaneous Receivables and Other Provisions		169,173	448,659
Amortization of Differences Arising from Court Resolutions		12,504	4,308
Depreciation and Losses from Miscellaneous Assets	12	1,245	3,433
Amortization of Goodwill	13	9,674	9,674
Others	24	321,080	194,437

Net Income before Income Tax		9,370,418	7,139,821

Income Tax	1.13	3,352,541	2,801,424

Net Income for the Fiscal Year	27	6,017,877	4,338,397

The accompanying Notes 1 to 38 are an integral part of these consolidated financial statements.

GRUPO FINANCIERO GALICIA S.A.

CONSOLIDATED STATEMENT OF CASH FLOWS AND CASH EQUIVALENTS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2016 AND DECEMBER 31, 2015

Figures Stated in Thousands of Pesos ($)

	Notes	12.31.16	12.31.15
Changes in Cash and Cash Equivalents
Cash at Beginning of Fiscal Year	29	42,975,265	23,054,015
Cash at Fiscal Year-end	29	73,087,665	42,975,265

Net Increase in Cash (in Constant Currency)		30,112,400	19,921,250

Causes for Changes in Cash (in Constant Currency)
Operating Activities
Net Collections/(Payments) for:
Government and Private Securities		4,143,521	2,398,746
Loans
To the Financial Sector		(154,763)	(443,503)
To the Non-financial Public Sector		6,123	4,084
To the Non-financial Private Sector and Residents Abroad		(9,891,803)	(12,427,921)
Other Receivables Resulting from Financial Brokerage		(23,698)	1,176,179
Receivables from Financial Leases		292,960	312,919
Deposits
From the Financial Sector		35,996	(7,651)
From the Non-financial Public Sector		663,776	(1,044,087)
From the Non-financial Private Sector and Residents Abroad		33,727,300	23,627,782
Other Liabilities Resulting from Financial Brokerage
Financing from the Financial Sector
Interbank Loans (Call Money Loans Received)		1,912	83,151
Others (Except from Liabilities Included in Financing Activities)		4,585,373	7,809,635
Collections related to Income from Services		19,581,939	14,169,321
Payments related to Expenses for Services		(4,772,557)	(3,415,706)
Administrative Expenses Paid		(17,338,997)	(12,837,369)
Payment of Organization and Development Expenses		(1,273,157)	(865,139)
Collection for Penalty Interest, Net		478,797	328,882
Differences Arising from Court Resolutions Paid		(12,504)	(4,308)
Collection of Dividends from Other Companies		73,889	66,174
Other Collections related to Miscellaneous Profits and Losses		115,200	31,411
Net Collections / (Payments) for Other Operating Activities
Other Receivables and Miscellaneous Liabilities		(2,844,146)	(1,422,814)
Other Operating Activities, Net		94,563	22,778
Income Tax and Minimum Presumed Income Tax Payment		(2,476,528)	(1,937,591)

Net Cash Flow Provided by Operating Activities		25,013,196	15,624,973

Investing Activities
Payments for Bank Premises and Equipment, Net		(900,533)	(740,313)
Payments for Miscellaneous Assets, Net		(578,598)	(392,593)
Collections for Equity Investments		—	10,045

Net Cash Flow Used in Investing Activities		(1,479,131)	(1,122,861)

The accompanying Notes 1 to 38 are an integral part of these consolidated financial statements.

GRUPO FINANCIERO GALICIA S.A.

CONSOLIDATED STATEMENT OF CASH FLOWS AND CASH EQUIVALENTS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2016 AND DECEMBER 31, 2015

Figures Stated in Thousands of Pesos ($)

	Notes	12.31.16	12.31.15
Financing Activities
Net Collections/(Payments) for:
Unsubordinated Notes		286,753	(1,323,019)
Argentine Central Bank
Others		5,694	(445)
Banks and International Entities		477,115	76,972
Subordinated Notes		(386,591)	(238,591)
Distribution of Dividends		(198,300)	(136,800)
Loans from Local Financial Institutions		2,479,299	92,697

Net Cash Flow Provided by / (Used in) Financing Activities		2,663,970	(1,529,186)

Financial Income and Holding Gain on Cash and Cash Equivalents (including Interest and Monetary Gain)		3,914,365	6,948,324

Net Increase in Cash		30,112,400	19,921,250

The accompanying Notes 1 to 38 are an integral part of these consolidated financial statements.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2016 AND DECEMBER 31, 2015

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

NOTE 1. BASIS FOR THE PRESENTATION OF THE FINANCIAL STATEMENTS AND ACCOUNTING PRINCIPLES APPLIED

Grupo Financiero Galicia S.A. (or, the “Company”) was constituted on September 14, 1999, as a financial services holding company organized under the laws of Argentina. The Company’s main asset is its interest in Banco de Galicia y Buenos Aires S.A. (or, the “Bank”). Banco de Galicia y Buenos Aires S.A. is a private-sector bank that offers a full spectrum of financial services both to individual and corporate customers.

PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS:

These consolidated financial statements, which are derived from the Company’s accounting records, have been stated in thousands of Argentine Pesos and are presented in line with the provisions of the Argentine Central Bank’s (“B.C.R.A.”) Communiqué “A” 3147 and certain supplementary regulations regarding financial reporting requirements for the publication of quarterly/annual financial statements, with the guidelines of Technical Pronouncement Nos. 8 and 19 of the Argentine Federation of Professional Councils in Economic Sciences (“F.A.C.P.C.E.”) and with the regulations of the National Securities Commission (“C.N.V.”) (text amended in 2013). These financial statements include the balances corresponding to the operations carried out by Grupo Financiero Galicia S.A. and its subsidiaries.

The financial statements of Grupo Financiero Galicia S.A. have been consolidated on a line-by-line basis with those of its controlled companies, either directly or indirectly, which are detailed in Note 2.

Due to the fact that the Company’s main equity investment is in Banco de Galicia y Buenos Aires S.A., a financial institution that is subject to the Argentine Central Bank regulations, and pursuant to the regulations of the C.N.V. (Text amended in 2013), the Company has adopted the valuation and disclosure criteria applied by Banco de Galicia y Buenos Aires S.A., which in differs in certain material respects from from Argentine GAAP in force in Buenos Aires (see Note 1.15).

Furthermore, the consolidated financial statements of Sudamericana Holding S.A. were prepared in accordance with the disclosure and valuation criteria approved by the Argentine Superintendent of Insurance, which in some aspects differ from Argentine GAAP in force in Buenos Aires, particularly regarding the valuation of investments in Secured Loans and certain Government Securities, recoverable values and deferral of acquisition expenses. Nevertheless, this departure has not produced a significant effect on the Company’s financial statements.

The comparative consolidated financial statements also include the balances of its subsidiary located outside of Argentina: Banco Galicia Uruguay S.A. (In liquidation). The conversion into Pesos of this subsidiary’s accounting balances was made in accordance with the following:

i.	Assets and liabilities were converted into Pesos according to item 1.2 of this Note.

ii.	Allotted capital has been computed for actually disbursed restated amounts.

iii.	Retained earnings were determined as the difference between assets, liabilities and allotted capital.

iv.	Net income for the fiscal year was determined by the difference between retained earnings at the beginning of the fiscal year and retained earnings at fiscal year-end.

v.	Significant items arising from intercompany transactions have been eliminated from the Balance Sheet and the Income Statement.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2016 AND DECEMBER 31, 2015

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

CONSIDERATION OF THE EFFECTS OF INFLATION:

Argentine GAAP in force in Buenos Aires provides that financial statements shall be stated in constant currency, pursuant to the provisions of Technical Pronouncement Nos. 6 and 17 of the Argentine Federation of Professional Councils in Economic Sciences (“F.A.C.P.C.E.”), as amended by Technical Pronouncement No. 39, approved by the Professional Council in Economic Sciences of Buenos Aires on April 16, 2014, as well as interpretation No. 8 of the F.A.C.P.C.E. Argentine GAAP provides that the adjustment for inflation shall be applied upon in an inflationary context, which is present when, among other considerations, there exists an accumulated rate of inflation reaching or exceeding 100% during three years, taking into consideration, for such purpose, the domestic wholesale price index published by the Argentine Institute of Statistics and Census. The financial statements reflect the effects of the changes in purchasing power of the currency up to February 28, 2003, the adjustment for inflation having been discontinued from such date, pursuant to the provisions of Argentine GAAP in force in Buenos Aires and the requirements of Decree No. 664/03 of the Argentine National Executive Branch, Section 268 of General Resolution No. 7/2005 of the Corporation Control Authority, Communiqué “A” 3921 of the Argentine Central Bank and General Resolution No. 441/03 of the C.N.V. Resolution M.D. No. 41/03 of the Professional Council in Economic Sciences of Buenos Aires (C.P.C.E.C.A.B.A.), which established the discontinuation of the recognition of the changes in the purchasing power of the currency, effective October 1, 2003.

At fiscal year-end, the macroeconomic environment did not qualify as a hyperinflationary economy when applying the guidelines established by the professional accounting standards and the government’s expectation for decreasing inflation levels. Even though the controlling agencies have not issued a decision in this regard, at fiscal year-end, the conditions for the application of the adjustment for inflation would not be met. However, when reading and analyzing these financial statements one should take into consideration the existence of fluctuations in significant economic variables, which occurred during the past fiscal years.

COMPARATIVE INFORMATION:

The comparative information in the Balance Sheet, Schedules, Notes, Income Statement, Statement of Changes in Shareholders’ Equity and Statement of Cash Flows and Cash Equivalents corresponds to the end of the previous fiscal year. Certain figures in the consolidated financial statements for the year ended December 31, 2015 have been reclassified for purposes of their presentation in comparative format with those for this fiscal year.

ACCOUNTING ESTIMATES:

The preparation of financial statements at a given date requires the Company to make estimates and assessments that affect the amounts of assets and liabilities reported and the disclosure of contingent assets and liabilities, as well as the income and expenses accrued for the fiscal year. In this regard, the Company makes estimates in order to calculate, at any given moment, the allowance for uncollectible receivables, depreciation and amortization charges, the recoverable value of assets, the income tax charge and provisions for contingencies, among others. Future actual results may differ from the estimates and assessments made as of the date that these financial statements were prepared.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2016 AND DECEMBER 31, 2015

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

MOST RELEVANT ACCOUNTING POLICIES:

1.1. ASSETS AND LIABILITIES IN DOMESTIC CURRENCY

Monetary assets and liabilities which include, where applicable, the interest accrued at fiscal year-end, are stated in the period-end currency and therefore require no adjustment whatsoever.

1.2. ASSETS AND LIABILITIES IN FOREIGN CURRENCY

Foreign currency assets and liabilities have been stated at the U.S. Dollar exchange rate, set by the Argentine Central Bank, in force at the close of operations on the last working day of each month.

As of December 31, 2016 and December 31, 2015, balances in U.S. Dollars were converted applying the reference exchange rate (figures stated in Pesos: $15.8502, $13.005, respectively) set by the Argentine Central Bank.

Assets and liabilities valued in foreign currencies other than the U.S. Dollar have been converted into the latter currency using swap rates provided by the Argentine Central Bank.

Interest receivable or payable has been accrued at fiscal year-end, where applicable.

1.3. GOVERNMENT AND PRIVATE SECURITIES

Argentine Central Bank regulations set forth, according to the assets’ most probable use, two valuation criteria for holdings of non-financial public sector debt instruments:

a. Fair Market Value: These holdings are government securities and monetary regulation instruments included in the volatilities or present values list issued by the Argentine Central Bank.

These are recorded at the closing price for each class of securities in the corresponding markets or at their present value, plus the value of amortization and/or interest amounts that are due and receivable.

b. Acquisition Cost plus I.R.R.: These include government securities and monetary regulation instruments issued by the Argentine Central Bank that are not included in the preceding item.

These holdings are recorded at their acquisition cost adjusted on an exponential basis according to their I.R.R. The monthly accrual is charged to income or an asset offset account, depending on the securities involved:

b.1. Government debt instruments received pursuant to a swap, as payment for or through an exchange for any other government debt instruments. In the case that the market value of each instrument is lower than its book value, 50% of the monthly accrual of the I.R.R. must be charged against an asset offset account. Said offset account shall be reversed by charging to income to the extent its balance exceeds the positive difference between the market value and book value.

b.2. Monetary regulation instruments issued by the Argentine Central Bank. The monthly accrual of the I.R.R. shall be charged to income.

b.3. Government securities that were not received through a swap and that do not have any no volatility or present value that is informed by the Argentine Central Bank. These are recorded at the present value of cash flows discounted by the internal rate of return of instruments with similar characteristics, duration and volatility. When the book value exceeds the present value, the monthly accrual shall be recorded in an asset offset account.

Furthermore, those instruments that should be valued based on their fair market value but that are instead valued at their acquisition cost plus their I.R.R. may be recorded in this item when the purpose thereof is to obtain contractual cash flows. In these cases, the maximum amount to be used shall not exceed net liquid assets of 40% of deposits.

As of December 31, 2016 and December 31, 2015, taking into account the above-mentioned valuation criteria, the Company records its holdings according to the following:

1.3.1.	Holdings Recorded at Fair Market Value

These holdings include trading securities that were valued according to what is stated in item a. above.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2016 AND DECEMBER 31, 2015

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

The same criterion was applied to the securities used in loans, as guarantees, transactions to be settled and repo transactions, where appropriate.

1.3.2.	Holdings Recorded at their Acquisition Cost plus the I.R.R.

Holdings of government securities in Pesos and U.S. Dollars are recorded in this account, as detailed in Note 3.

The holding of such securities has been valued pursuant to the criterion stated in item b. above.

The same criterion was applied to the securities used in loans, as guarantees, transactions to be settled and repo transactions, where appropriate.

1.3.3.	Instruments Issued by the Argentine Central Bank

Holdings of instruments issued by the Argentine Central Bank, which are included in the volatilities list, have been valued at their closing price in the corresponding markets. The same criterion was applied to holdings of such securities used in loans, as guarantees, transactions to be settled and repo transactions, when appropriate.

Holdings of instruments issued by the Argentine Central Bank, which are not included in the volatilities list, have been valued at their acquisition cost increased on an exponential basis according to their I.R.R. The same criterion was applied to holdings of such securities used in loans, as guarantees and in repo transactions, when appropriate.

1.4. ACCRUAL OF ADJUSTMENTS, INTEREST, EXCHANGE RATE DIFFERENCES, PREMIUMS ON FUTURE TRANSACTIONS AND VARIABLE INCOME

For foreign currency transactions and for local currency transactions that contain a principal adjustment clause or inthose in which rates have been fixed for a time period of no more than 92 days, the accrual is recognized on a straight line basis.

For local currency transactions at rates arranged for longer periods, interest is accrued on an exponential basis.

Banco de Galicia y Buenos Aires S.A. received deposits that accure interest at a variable rate pursuant to Argentine Central Bank regulations. The fixed-rate interest piece of a transaction is accrued as set forth above, while variable-rate interest is accrued by applying the agreed upon interest rate to the positive variation in the underlying asset’s price, as measured by using the underlying asset’s price at the time of the original arrangement as compared to the value at the end of the month (See item 1.12. of this Note).

For lending and borrowing transactions, which according to the legal and/or contractual conditions may be applicable, the adjustment by the C.E.R. has been accrued.

For lending transactions, the Company does not recognize interest accrual when debtors are classified in an irregular status.

1.5. OTHER RECEIVABLES RESULTING FROM FINANCIAL BROKERAGE

1.5.1.	Mutual Fund Units

The holdings of mutual fund units have been valued pursuant to the value published by the mutual fund manager at fiscal year-end, less estimated selling costs, when applicable.

1.5.2.	Financial Trust Debt Securities - Unlisted

Debt securities added at par have been valued at their technical value; the remaining holdings were valued at their acquisition cost increased on an exponential basis according to their I.R.R.

1.5.3.	Participation Certificates in Financial Trusts - Unlisted

Participation certificates in financial trusts are valued by taking into account the share in the assets and net of liabilities, which stem from the financial statements of the respective trusts, as modified by the application of the Argentine Central Bank regulations, when applicable.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2016 AND DECEMBER 31, 2015

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

Trusts—with government-sector assets as underlying assets—have been valued pursuant to the valuation criteria described in item 1.3.2 of this Note. In the particular case of the Participation Certificate in Galtrust I Financial Trust, it has been recorded according to what is stated in item 1.3.b.3 of this Note.

1.5.4.	Unlisted Notes and Debt Securities

These have been valued at their acquisition cost increased on an exponential basis according to their I.R.R.

1.6. RECEIVABLES FROM FINANCIAL LEASES

These receivables are recorded at the present value of the sum of periodic installments and residual values previously established and calculated pursuant to the terms and conditions agreed upon in the corresponding financial lease agreements by applying their I.R.R.

1.7. EQUITY INVESTMENTS

The Company’s equity investments in companies where it has a significant interest were valued pursuant to the equity method.

The remaining equity investments were valued at their acquisition cost plus, when applicable, uncollected cash dividends and stock dividends from capitalized profits. An allowance for impairment of value has been established on such equity investments where the book value exceeds the equity method value.

1.8. BANK PREMISES AND EQUIPMENT AND MISCELLANEOUS ASSETS

Bank Premises, Equipment and Miscellaneous Assets have been valued at their acquisition cost, restated in constant currency as mentioned in this Note, net of the corresponding accumulated depreciation.

Financial leases that mainly transfer risks and benefits inherent to the leased property are recognized at the beginning of the lease either by the cash value of the leased property or the present value of cash flows established in the financial lease, whichever is lower.

Depreciation charges are calculated following the straight-line method, at rates determined based on the useful life assigned to the assets, which is 600 months for real estate, up to 120 months for furniture and fixtures and no more than 60 months for the balance of the assets.

The updated residual value of the assets, taken as a whole, does not exceed their value-in-use at fiscal year-end.

1.9. INTANGIBLE ASSETS

Intangible assets have been valued at their acquisition cost, restated in constant currency, as mentioned in this Note, net of the corresponding accumulated amortization, calculated proportionally over the estimated number of months of useful life.

Amortization has been recognized on a straight-line basis over 60 months for “Organization and Development Expenses.”

1.10. MISCELLANEOUS LIABILITIES

1.10.1.	Liabilities – Customers Fidelity Program “Quiero”

The fair value of the points assigned to customers through the “Quiero” Program is estimated. Said value is assessed by means of the use of a mathematical model that takes into account certain assumptions of exchange percentages, the cost for the exchanged points based on the combination of available products and the preferences of the Bank’s customers, as well as the expiration term of the customers’ non-exchanged points. As of December 31, 2016 and December 31, 2015, the liabilities recorded under “Miscellaneous Liabilities–Others” for its customers’ non-exchanged points amounted to $378,636 and $286,497, respectively.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2016 AND DECEMBER 31, 2015

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

1.11. ALLOWANCES AND PROVISIONS

1.11.1.	Allowances for Loan Losses

These have been established based upon the estimated default risk of the Company’s credit assistance granted through its subsidiaries, which results from an evaluation of debtors’ compliance with their payment obligations, their economic and financial condition, and the guarantees securing their related transactions, in line with Argentine Central Bank regulations.

1.11.2.	Severance Payments

Severance payments are directly charged to expenses.

The amounts that the Company may possibly have to pay for labor lawsuits are recorded under “Liabilities – Provisions for Severance Payments.”

1.11.3.	Liabilities – Other Provisions

Provisions have been set up to cover contingent situations related to labor, commercial, legal, civil and tax issues and other miscellaneous risks that are likely to occur.

1.12. DERIVATIVES AND HEDGING TRANSACTIONS

1.12.1.	Forward Purchase-Sale of Foreign Currency without Delivery of the Underlying Asset

The Mercado Abierto Electrónico (M.A.E.) and the Rosario Futures Exchange (RO.F.EX.) have trading environments for the closing, recording and settlement of financial forward transactions carried out among its agents. The general settlement mode for these transactions is without delivery of the traded underlying asset. Settlement is carried out on a daily basis, in Pesos, for the difference, if any, between the closing price of the underlying asset and the closing price or value of the underlying asset corresponding to the previous day, the difference in price being charged to income.

Forward purchase and sale transactions are recorded under Memorandum Accounts for the notional value traded. Accrued balances pending settlement are recorded in the category “Balances from Forward Transactions without Delivery of Underlying Asset to be Settled” under “Other Receivables Resulting from Financial Brokerage” and/or “Other Liabilities Resulting from Financial Brokerage,” where appropriate.

1.12.2.	Interest Rate Swaps

These transactions are conducted within the environment created by the M.A.E., and the settlement thereof is carried out on a monthly basis, in Pesos, for the difference between the cash flows calculated using a variable rate (Badlar for private banks for time deposits of 30 to 35 days) and the cash flows calculated using a fixed rate, or vice versa, on the notional value agreed, the difference in price being charged to income.

Sale transactions are recorded under Memorandum Accounts for the notional value traded.

Accrued balances pending settlement are recorded in the category “Balances from Interest Rate Swaps to be Settled” under “Other Receivables Resulting from Financial Brokerage” and/or “Other Liabilities Resulting from Financial Brokerage,” as appropriate.

1.12.3.	Call Options Bought and Written on Gold and Dollar Futures without Delivery of the Underlying Asset

These transactions have been conducted with the purpose of hedging the variable yield of the deposits received by Banco de Galicia y Buenos Aires S.A. and set forth by the Argentine Central Bank.

The deposit date, the term to exercise the option and the underlying asset are the same as those for the related deposit. Notional amounts have been computed so that the offset value of derivative instruments is similar to the variable yield of the investment. Changes in the value of the underlying asset at the time of the arrangement and at fiscal year-end, equivalent to the variable yield, have been recognized in income and are recorded under “Other Receivables Resulting from Financial Brokerage” and/or under “Other Liabilities Resulting from Financial Brokerage,” as appropriate. Premiums received and/or paid have been accrued on a straight-line basis during the currency of the agreement.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2016 AND DECEMBER 31, 2015

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

Call options bought and written on gold and dollar futures have been recorded under “Memorandum Accounts – Debit-Derivatives - Notional Value of Call Options Bought” and under “Memorandum Accounts – Credit-Derivatives – Notional Value of Call Options Written.”

Call options written on dollar futures without delivery of the underlying asset have been traded on Mercado a Término de Rosario S.A. (RoFex).

Banco de Galicia y Buenos Aires S.A.’s management of financial risks is carried out within the limits of the policies approved by the Board of Directors in such respect. In that sense, “derivative instruments” are means for the Company to hedge its risk exposures and/or used as a financial product to develop investment and trading strategies. In both cases, the use of these instruments is performed within the guidelines of internal policies set forth by the Bank.

1.13. INCOME TAX

Pursuant to the Argentine Central Bank regulations, at Banco de Galicia y Buenos Aires S.A. and Compañía Financiera Argentina S.A., the income tax charge is determined by applying the effective tax rate to the estimated taxable income, without considering the effect of any temporary differences between taxable and book income.

1.14. MINIMUM PRESUMED INCOME TAX

The minimum presumed income tax is determined at the effective rate of 1% of the computable assets at fiscal year-end. Since this tax is supplementary to the income tax, the Company’s tax liability for each fiscal year is equal to the higher of the two taxes. However, if the minimum presumed income tax were to exceed income tax in a given fiscal year, such excess may be computed as a payment on account of the income tax that could be generated in any of the next ten fiscal years. The recognition of this right and its realization stem from the ability to generate future taxable income sufficient for offsetting purposes.

Based on the foregoing, as of December 31, 2016 and December 31, 2015, the Company had assets of $9,424 and $10,230, respectively.

The breakdown of outstanding tax credits and their probable expiration date are detailed below:

Date of Generation	Tax Credit as of		Expiration Date
	12.31.16	12.31.15
2005	—	76	2015
2006	148	148	2016
2007	319	319	2017
2008	363	363	2018
2009	583	583	2019
2010	1,629	1,629	2020
2011	1,458	1,458	2021
2012	1,714	1,714	2022
2013	1,881	1,881	2023
2014	2,306	2,306	2024
2015	3,646	4,460	2025
2016	18	—	2026

	14,065	14,937

The Company has set up a provision for the minimum presumed income tax credit accrued during this fiscal year and the previous fiscal year, for $4,641 and $4,707, respectively, since its recovery is not likely at the issuance date of these financial statements.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2016 AND DECEMBER 31, 2015

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

1.15. DIFFERENCES BETWEEN THE ARGENTINE CENTRAL BANK REGULATIONS AND ARGENTINE GAAP IN FORCE IN BUENOS AIRES

The main differences between the valuation and disclosure criteria applied to these consolidated financial statements and Argentine GAAP in force in Buenos Aires are detailed below:

1.15.1.	Accounting for Income Tax according to the Deferred Tax Method

Banco de Galicia y Buenos Aires S.A. and Compañía Financiera Argentina S.A. determine the income tax charge by applying the effective tax rate to the estimated taxable income, without considering the effect of any temporary differences between book and taxable income.

Pursuant to Argentine GAAP in force, the income tax must be recognized using the deferred tax method and, therefore, deferred tax assets or liabilities must be established based on the aforementioned temporary differences. In addition, unused tax loss carry-forwards or tax credits that may be offset against future taxable income should be recognized as deferred assets, provided that taxable income is likely to be generated.

The application of this criterion, based on projections prepared by the aforementioned subsidiaries of the Company, would determine deferred tax assets amounting to $335,711 as of December 31, 2016 and $414,758 as of December 31, 2015.

1.15.2.	Valuation of Government Securities

Argentine Central Bank regulations set forth specific valuation criteria for government securities recorded at their acquisition cost plus the I.R.R., which are described in 1.3.b. of these Notes. Pursuant to Argentine GAAP in force in Buenos Aires, the above-mentioned assets must be valued at their current value.

As of December 31, 2016 and December 31, 2015, the application of this criterion would result in an increase in Shareholders’ Equity of about $2,489 and $ 38,418, respectively, due to the securities held by Banco de Galicia y Buenos Aires S.A.

1.15.3.	Allowances for Receivables from the Non-Financial Public Sector

Current regulations issued by the Argentine Central Bank on the establishment of allowances provide that credits against the public sector are not subject to allowances for loan losses. Pursuant to Argentine GAAP, those allowances must be estimated based on the recoverability risk of the assets.

1.15.4.	Restructured Loans and Liabilities

Restructured loans and financial obligations are valued based on the actually restructured principal amounts plus accrued interest and principal adjustments, when applicable, minus collections or payments made.

Pursuant to Argentine GAAP, those restructured loans and liabilities, for which modification of original conditions imply a substitution of instruments, must be recorded on the basis of the best possible estimate of the amounts receivable or payable discounted at a market rate that reflects market evaluations on the time value of money and the specific risks of such assets and liabilities at the time of restructuring.

1.16. ADOPTION OF THE INTERNATIONAL FINANCIAL REPORTING STANDARDS (I.F.R.S.) BY THE C.N.V.

The C.N.V. has established the application of Technical Pronouncement No. 26 of the Argentine Federation of Professional Councils in Economic Sciences, which adopts the International Financial Reporting Standards issued by the I.A.S.B. (International Accounting Standards Board) for certain entities included within the public offering system, whether because of their capital or their Notes, or because they have requested to be included in such system, for financial statements corresponding to the fiscal years beginning on January 1, 2012.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2016 AND DECEMBER 31, 2015

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

The adoption of such standards is not applicable to the Company since the C.N.V., in Article 2 – Section I – Chapter I of Title IV: Periodic Reporting System of the C.N.V.´s Pronouncements (Text amended in 2013), exempts banks, insurance companies and companies that invest in banks and insurance companies.

Due to the foregoing, and since the Company is in compliance with the requirements described below, which are set forth in the aforementioned article, these financial statements are presented pursuant to the valuation and disclosure criteria established by the Argentine Central Bank regulations:

•	The Company’s corporate purpose is exclusively related to financial and investment activities;

•	The interest in Banco de Galicia y Buenos Aires S.A. accounts for 93.36% of the Company’s assets, being the Company’s main asset;

•	88.26% of the Company’s income stems from the interest in Banco de Galicia y Buenos Aires S.A.’s income; and

•	The Company has a 100% interest in Banco de Galicia y Buenos Aires S.A., thus having control over such institution.

In February 2014, the Argentine Central Bank decided financial institutions should comply with I.F.R.S., and established an implementation schedule for such standards, to be effective for fiscal years starting on January 1, 2018. In accordance with the foregoing, Banco de Galicia y Buenos Aires S.A.’s Board of Directors has become aware of the roadmap established by the Argentine Central Bank and has appointed a coordinator and an alternate coordinator, who shall be in charge of the compliance process. On March 20, 2015, it approved the Implementation Plan required by the regulations, which was submitted on March 27, 2015.

In compliance with the provisions of Communiqué “A” 5635, at the meeting held on September 27, 2016, Banco de Galicia y Buenos Aires S.A.’s Board of Directors approved the third report on the progress made during the six-month period from March 2016 to September 2016. On such date, Banco de Galicia y Buenos Aires S.A.’s Audit Committee approved the Special Internal Audit Report related to the Implementation Plan’s level of progress with regard to achieving compliance with the International Financial Reporting Standards (I.F.R.S.). At the meeting held on January 5, 2017, Banco de Galicia y Buenos Aires S.A.’s Board of Directors became aware of the quarterly report on the level of progress with regard to the implementation of the I.F.R.S., as established in such communiqué.

Banco de Galicia y Buenos Aires S.A. has met the reporting requirements established by the Argentine Central Bank’s Communiqué “A” 5844, as supplemented.

As mentioned in the preceding paragraphs, the Company, together with the subsidiaries, began coordinating the tasks related to the compliance with the I.F.R.S. in order to meet effective regulations.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2016 AND DECEMBER 31, 2015

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

NOTE 2. CONSOLIDATED CONTROLLED COMPANIES

The basic information regarding Grupo Financiero Galicia’s consolidated controlled companies is detailed as follows:

Information as of:	12.31.16
	Direct and Indirect Holding
Issuing Company	Shares		Percentage of Equity Investment Held in
	Type	Amount	Total Capital	Possible Votes
Banco de Galicia y Buenos Aires S.A. (*)	Ordinary	562,326,651	100.00000	100.00000
Cobranzas Regionales S.A. (**)	Ordinary	7,700	77.00000	77.00000
Cobranzas y Servicios S.A.	Ordinary	475,728	100.00000	100.00000
Compañía Financiera Argentina S.A.	Ordinary	557,562,500	100.00000	100.00000
Galicia Administradora de Fondos S.A.	Ordinary	20,000	100.00000	100.00000
Galicia Broker Asesores de Seguros S.A.	Ordinary	71,310	99.99439	99.99439
Galicia Retiro Compañía de Seguros S.A.	Ordinary	7,727,271	99.99991	99.99991
Galicia Seguros S.A.	Ordinary	1,830,883	99.99978	99.99978
Galicia Valores S.A.	Ordinary	1,000,000	100.00000	100.00000
Galicia Warrants S.A.	Ordinary	1,000,000	100.00000	100.00000
Net Investment S.A.	Ordinary	12,000	100.00000	100.00000
Procesadora Regional S.A.	Ordinary	12,709,967	78.15000	78.15000
Sudamericana Holding S.A.	Ordinary	185,653	100.00000	100.00000
Tarjeta Naranja S.A. (***)	Ordinary	1,848	77.00000	77.00000
Tarjetas Cuyanas S.A. (***)	Ordinary	2,489,628	77.00000	77.00000
Tarjetas del Mar S.A. (***)	Ordinary	4,787,962	60.00000	60.00000
Tarjetas Regionales S.A. (*)	Ordinary	829,886,212	77.00000	77.00000

Information as of:	12.31.15
Issuing Company	Direct and Indirect Holding
	Shares		Percentage of Equity Investment Held in
	Type	Amount	Total Capital	Possible Votes
Banco de Galicia y Buenos Aires S.A. (*)	Ordinary	562,326,651	100.00000	100.00000
Banco Galicia Uruguay S.A. (In liquidation) (****)	Ordinary	69,099	100.00000	100.00000
Cobranzas Regionales S.A. (**)	Ordinary	7,700	77.00000	77.00000
Cobranzas y Servicios S.A.	Ordinary	475,728	100.00000	100.00000
Compañía Financiera Argentina S.A.	Ordinary	557,562,500	100.00000	100.00000
Galicia Administradora de Fondos S.A.	Ordinary	20,000	100.00000	100.00000
Galicia Broker Asesores de Seguros S.A.	Ordinary	71,310	99.99439	99.99439
Galicia Retiro Compañía de Seguros S.A.	Ordinary	7,727,271	99.99991	99.99991
Galicia Seguros S.A.	Ordinary	1,830,883	99.99978	99.99978
Galicia Valores S.A.	Ordinary	1,000,000	100.00000	100.00000
Galicia Warrants S.A.	Ordinary	1,000,000	100.00000	100.00000
Net Investment S.A.	Ordinary	12,000	100.00000	100.00000
Procesadora Regional S.A.	Ordinary	12,709,967	78.15000	78.15000
Sudamericana Holding S.A.	Ordinary	185,653	100.00000	100.00000
Tarjeta Naranja S.A. (***)	Ordinary	1,848	77.00000	77.00000
Tarjetas Cuyanas S.A. (***)	Ordinary	2,489,628	77.00000	77.00000
Tarjetas del Mar S.A. (***)	Ordinary	4,787,962	60.00000	60.00000
Tarjetas Regionales S.A. (*)	Ordinary	829,886,212	77.00000	77.00000

(*)	Ordinary shares A and B.
(**)	With a F.V. of 100.
(***)	With a F.V. of 10.
(****)	With a F.V. of 1000.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2016 AND DECEMBER 31, 2015

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

Information as of:	12.31.16
Company	Assets	Liabilities	Shareholders’ Equity	Net Income
Banco de Galicia y Buenos Aires S.A.	209,306,331	190,400,460	18,905,871	5,093,699
Cobranzas Regionales S.A.	61,374	31,082	30,292	6,869
Cobranzas y Servicios S.A.	27,508	18,855	8,653	8,082
Compañía Financiera Argentina S.A. (**)	5,893,851	4,678,351	1,215,500	342,550
Galicia Administradora de Fondos S.A.	280,237	73,502	206,735	196,851
Galicia Broker Asesores de Seguros S.A.(*)	22,293	14,226	8,067	3,763
Galicia Retiro Compañía de Seguros S.A.(*)	173,576	136,705	36,871	1,157
Galicia Seguros S.A.(*)	2,001,112	1,043,698	957,414	296,272
Galicia Valores S.A.	89,004	6,268	82,736	20,670
Galicia Warrants S.A.	112,504	54,454	58,050	31,628
Net Investment S.A.	262	4	258	48
Procesadora Regional S.A.	22,404	7,439	14,965	5,906
Sudamericana Holding S.A.(*)	1,029,861	10,716	1,019,145	312,914
Tarjeta Naranja S.A.	24,997,877	20,316,446	4,681,431	1,445,086
Tarjetas Cuyanas S.A.	5,592,813	4,641,761	951,052	203,470
Tarjetas del Mar S.A.	1,296,643	1,138,482	158,161	34,208
Tarjetas Regionales S.A.	6,097,436	15,175	6,082,261	1,693,406

(*)	For the six-month period ended December 31, 2016. (**) The Board of Directors has decided to approve the offer to buy the whole minority interest in the capital stock of Compañía Financiera Argentina S.A. made by Mr. Julio Alfredo Fraomeni and Galeno Capital S.A.U. (See Note 38 to the consolidated financial statements).

Information as of:	12.31.15
Company	Assets	Liabilities	Shareholders’ Equity	Net Income
Banco de Galicia y Buenos Aires S.A.	138,712,123	124,899,951	13,812,172	3,912,920
Banco Galicia Uruguay S.A. (In liquidation)	41,109	9,329	31,780	(17,821)
Cobranzas Regionales S.A.	46,918	23,495	23,423	5,074
Cobranzas y Servicios S.A.	80,565	14,174	66,391	24,674
Compañía Financiera Argentina S.A.	3,748,000	2,498,053	1,249,947	127,316
Galicia Administradora de Fondos S.A.	168,857	48,972	119,885	115,963
Galicia Broker Asesores de Seguros S.A.(*)	16,203	9,933	6,270	1,967
Galicia Retiro Compañía de Seguros S.A.(*)	128,320	114,029	14,291	(2,573)
Galicia Seguros S.A.(*)	1,261,027	735,915	525,112	243,462
Galicia Valores S.A.	111,442	49,376	62,066	20,727
Galicia Warrants S.A.	90,935	44,513	46,422	31,253
Net Investment S.A.	217	7	210	37
Procesadora Regional S.A.	13,846	4,787	9,059	(9,470)
Sudamericana Holding S.A.(*)	656,846	11,235	645,611	256,844
Tarjeta Naranja S.A.	18,170,348	14,634,003	3,536,345	1,255,586
Tarjetas Cuyanas S.A.	4,212,399	3,393,544	818,855	285,094
Tarjetas del Mar S.A.	1,116,396	992,443	123,953	31,591
Tarjetas Regionales S.A.	4,609,538	10,683	4,598,855	1,556,589

(*)	For the six-month period ended December 31, 2015

The General Extraordinary Shareholders’ Meeting of Banco Galicia Uruguay S.A. (in liquidation), held on April 30, 2016, approved the Final Special Financial Statements and the start of the process of cancelling the company’s legal status with the authorities of Uruguay.

On January 12, 2017, the Company accepted the offer to buy all the shares in Compañía Financiera Argentina S.A. and in Cobranzas y Servicios S.A. made by Mr. Julio Alfredo Fraomeni and Galeno Capital S.A.U. (See Note 38).

The percentage of the controlled companies’ Shareholders’ Equity owned by third parties has been disclosed in the Balance Sheet under the “Minority Interest in Consolidated Controlled Companies” account.

The gain (loss) on the minority interest is disclosed in the Income Statement under “Minority Interest Gain (Loss).”

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2016 AND DECEMBER 31, 2015

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

The minority interest percentages at fiscal year-end are as follows:

Information as of:	12.31.16	12.31.15
Cobranzas Regionales S.A.	23.00000%	23.00000%
Galicia Broker Asesores de Seguros S.A.	0.00561%	0.00561%
Galicia Retiro Compañía de Seguros S.A.	0.00009%	0.00009%
Galicia Seguros S.A.	0.00022%	0.00022%
Procesadora Regional S.A.	21.85000%	21.85000%
Tarjeta Naranja S.A.	23.00000%	23.00000%
Tarjetas Cuyanas S.A.	23.00000%	23.00000%
Tarjetas del Mar S.A.	40.00000%	40.00000%
Tarjetas Regionales S.A.	23.00000%	23.00000%

NOTE 3. GOVERNMENT AND PRIVATE SECURITIES

As of December 31, 2016 and December 31, 2015, holdings of government and private securities were as follows:

	12.31.16	12.31.15
Government Securities
Holdings Recorded at Fair Market Value
Government Bonds	3,228,759	2,376,386

Total Holdings Recorded at Fair Market Value	3,228,759	2,376,386

Holdings Recorded at their Acquisition Cost plus the I.R.R.
Government Bonds	1,922,473	1,389,617

Total Holdings Recorded at their Acquisition Cost plus the I.R.R.	1,922,473	1,389,617

Instruments Issued by the Argentine Central Bank
Argentine Central Bank Bills at Fair Market Value	1,576,204	6,166,440
Argentine Central Bank Bills at Acquisition Cost plus the I.R.R.	6,973,364	5,592,647

Total Instruments Issued by the Argentine Central Bank	8,549,568	11,759,087

Total Government Securities	13,700,800	15,525,090

Total Government and Private Securities	13,700,800	15,525,090

NOTE 4. LOANS

The lending activities carried out by the Company’s subsidiaries are as follows:

a. Loans to the Non-financial Public Sector: They are primarily loans to the Argentine National Government and to Provincial Governments.

b. Loans to the Financial Sector: They represent loans to banks and local financial institutions.

c. Loans to the Non-financial Private Sector and Residents Abroad: They include the following types of loans:

Overdrafts: Short-term obligations issued in favor of customers.

Promissory Notes: Endorsed promissory notes, discount and factoring.

Mortgage Loans: Loans for the purchase of real estate for housing purposes, secured by such purchased real estate or commercial loans secured by real estate mortgages.

Collateral Loans: Loans in which a pledge is granted as collateral, as an integral part of the loan instrument.

Credit Card Loans: Loans granted to credit card holders.

Personal Loans: Loans to natural persons.

Others: This item primarily involves export prefinancing loans and short-term placements in banks abroad.

According to the Argentine Central Bank regulations, the loan portfolio breaks down as follows: The non-financial public sector, the financial sector and the non-financial private sector and residents abroad. Moreover, the Company must disclose the type of collateral established on the applicable loans to the non-financial private sector.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2016 AND DECEMBER 31, 2015

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

As of December 31, 2016 and December 31, 2015, the classification of the loan portfolio was as follows:

	12.31.16	12.31.15
Non-financial Public Sector	14,359	17,705
Financial Sector	2,098,037	761,547
Non-financial Private Sector and Residents Abroad	140,046,017	101,125,473
With Preferred Guarantees	3,321,515	2,988,119
With Other Collateral	18,834,154	13,189,545
With No Collateral	117,890,348	84,947,809

Subtotal	142,158,413	101,904,725

Allowance for Loan Losses	(4,706,758)	(3,559,994)

Total	137,451,655	98,344,731

Said loans were granted in the normal course of business with standard terms, interest rates, and collateral requirements.

NOTE 5. STATEMENT OF DEBTORS’ STATUS

The loan portfolio classification pursuant to the loan classification criteria set forth by the Argentine Central Bank is detailed as follows:

COMMERCIAL LOAN PORTFOLIO

Classification:	Description
Normal	Cash flow analysis shows that the customer is widely able to meet all of its financial commitments. Among the indicators that can reflect this situation, the following are worth noting: The customer shows a liquid financial situation, regularly complies with the payment of its obligations, has a qualified and honest management, has an appropriate information system, belongs to a sector of the economic activity or to a business sector that shows an acceptable future trend and is competitive with regard to the activities it conducts.

With Special Follow-Up – Under Observation	Cash flow analysis shows, at the time of carrying out the analysis, that the customer is able to meet all of its financial commitments. However, there are possible situations that, in case they are not duly controlled or else solved, could compromise the customer’s future repayment capacity.

With Special Follow-Up - Under Negotiation or under Refinancing Agreements	This category includes those customers who, when unable to meet their financial commitments pursuant to the terms and conditions agreed, irrefutably state their intention to refinance their debt.

With Problems	Cash flow analysis shows that the customer is unable to meet its financial commitments in a normal manner and that, in case such problems are not solved, they could result in a loss for the financial institution.

High Risk of Insolvency	Cash flow analysis shows that the customer is highly unlikely to meet all of its financial commitments.

Uncollectible	Customers’ debts included in this category are considered uncollectible. Even though there is some possibility of recovering these assets under certain circumstances in the future, it is evident they are uncollectible at the time of the analysis.

CONSUMER AND HOUSING LOAN PORTFOLIO

Classification:	Description
Normal Performance	This category includes customers who duly and timely comply with the payment of their commitments, or else with payment in arrears of less than 31 days. Provisional overdrafts shall be considered normal until day 61 from the granting date.

Inadequate Performance	This category includes customers with occasional late payments at the time of meeting their commitments, with payments in arrears of more than 31 days and up to 90 days.

Deficient Performance	This category includes customers who show some inability to meet their commitments, with payments in arrears of more than 90 days and up to 180 days.

Difficult Collection	This category includes customers with payments in arrears of more than 180 days and up to one year, or who are subject to judicial proceedings for collection, if their payments in arrears do not exceed one year.

Uncollectible	This category includes insolvent or bankrupt customers, with little or no possibility of collection, or with payments in arrears in excess of one year.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2016 AND DECEMBER 31, 2015

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

The “financing” category includes the items with regard to which debtors should be classified, from the point of view of the debtors’ creditworthiness, recorded under the accounts detailed below:

	12.31.16	12.31.15
Loans	142,158,413	101,904,725
Other Receivables Resulting from Financial Brokerage	3,198,881	3,033,356
Receivables from Financial Leases	969,532	976,250
Miscellaneous Receivables	132,722	19,651
Contingent Liabilities	11,465,674	9,485,658

Total	157,925,222	115,419,640

As of December 31, 2016 and December 31, 2015, the classification of debtors was as follows:

	12.31.16	12.31.15
COMMERCIAL LOAN PORTFOLIO

Normal	55,998,509	41,555,896

Backed by Preferred Guarantees and Counter-guarantees “A”	117,608	511,207
Backed by Preferred Guarantees and Counter-guarantees “B”	2,787,547	2,593,290
With No Preferred Guarantees or Counter-guarantees	53,093,354	38,451,399

With Special Follow-Up – Under Observation	124,037	166,093

Backed by Preferred Guarantees and Counter-guarantees “B”	50,931	75,847
With No Preferred Guarantees or Counter-guarantees	73,106	90,246

With Problems	75,354	92,125

Backed by Preferred Guarantees and Counter-guarantees “B”	39,697	51,689
With No Preferred Guarantees or Counter-guarantees	35,657	40,436

High Risk of Insolvency	91,686	62,486

Backed by Preferred Guarantees and Counter-guarantees “A”	395	—
Backed by Preferred Guarantees and Counter-guarantees “B”	29,696	25,076
With No Preferred Guarantees or Counter-guarantees	61,595	37,410

Uncollectible	16,989	97,670

Backed by Preferred Guarantees and Counter-guarantees “A”	—	302
Backed by Preferred Guarantees and Counter-guarantees “B”	249	2,710
With No Preferred Guarantees or Counter-guarantees	16,740	94,658

Total Commercial Loan Portfolio	56,306,575	41,974,270

CONSUMER AND HOUSING LOAN PORTFOLIO

Normal	94,438,835	69,134,231

Backed by Preferred Guarantees and Counter-guarantees “A”	19,119	48,497
Backed by Preferred Guarantees and Counter-guarantees “B”	1,318,010	1,091,184
With No Preferred Guarantees or Counter-guarantees	93,101,706	67,994,550

Low Risk	2,621,212	1,361,365

Backed by Preferred Guarantees and Counter-guarantees “A”	13	571
Backed by Preferred Guarantees and Counter-guarantees “B”	17,422	9,620
With No Preferred Guarantees or Counter-guarantees	2,603,777	1,351,174

Medium Risk	1,700,581	801,461

Backed by Preferred Guarantees and Counter-guarantees “A”	—	206
Backed by Preferred Guarantees and Counter-guarantees “B”	12,269	8,994
With No Preferred Guarantees or Counter-guarantees	1,688,312	792,261

High Risk	2,005,901	1,109,637

Backed by Preferred Guarantees and Counter-guarantees “A”	—	232
Backed by Preferred Guarantees and Counter-guarantees “B”	10,085	4,920
With No Preferred Guarantees or Counter-guarantees	1,995,816	1,104,485

Uncollectible	844,958	1,033,686

Backed by Preferred Guarantees and Counter-guarantees “A”	272	429
Backed by Preferred Guarantees and Counter-guarantees “B”	5,020	15,297
With No Preferred Guarantees or Counter-guarantees	839,666	1,017,960

Uncollectible due to Technical Reasons	7,160	4,990

With No Preferred Guarantees or Counter-guarantees	7,160	4,990

Total Commercial and Housing Loan Portfolio	101,618,647	73,445,370

Grand Total	157,925,222	115,419,640

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2016 AND DECEMBER 31, 2015

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

The management and mitigation of credit risk are described in Note 35 on risk management policies.

NOTE 6. ALLOWANCES FOR LOAN LOSSES

The changes in allowances for loan losses as of December 31, 2016 and December 31, 2015 were as follows:

	12.31.16	12.31.15
Balances at Beginning of Fiscal Year	3,559,994	2,614,919
Increases	3,388,865	2,147,694
Decreases	2,242,101	1,202,619
Reversals	312,443	75,148
Uses	1,929,658	1,127,471

Balances at Fiscal Year-end	4,706,758	3,559,994

NOTE 7. OTHER RECEIVABLES RESULTING FROM FINANCIAL BROKERAGE – OTHERS NOT INCLUDED IN THE DEBTOR CLASSIFICATION REGULATIONS

As of December 31, 2016 and December 31, 2015, the breakdown of the account “Others Not Included in the Debtor Classification Regulations” was as follows:

	12.31.16	12.31.15
Unlisted Participation Certificates and Debt Securities in Financial Trusts	1,643,294	1,494,565
Others	2,467,622	599,393

Total	4,110,916	2,093,958

NOTE 8. DERIVATIVE INSTRUMENTS

The amounts of transactions conducted as of fiscal year-end, net of eliminations between affiliated companies, when appropriate, are detailed as follows:

Item	Underlying Asset	Type of Settlement	Amount as of
			12.31.16	12.31.15
Forward Purchase – Sale of Foreign Currency
Purchases	Foreign currency	Settlement on a daily basis	16,144,003	30,580,294
Sales	Foreign currency	Settlement on a daily basis	11,066,971	20,393,874
Purchases by Customers	Foreign currency	Settlement on a daily basis	215,072	—
Sales by Customers	Foreign currency	Settlement on a daily basis	1,195,463	7,044,538
Interest Rate Swaps
Swaps	Others	Settlement on a daily basis	75,000	40,000
Swaps from Customers	Others	Settlement on a daily basis	—	20,000
Repo Transactions
Forward Purchases	Argentine Government Securities	With delivery of the underlying asset	1,783,342	—
Call Options Bought and Written on Futures
Call Options Bought on Dollar	Dollar	Settlement on a daily basis	—	624,951
Call Options Written on Dollar	Dollar	Settlement on a daily basis	10,200	737,832
Call Options Bought on Gold	Gold	Settlement on a daily basis	149,512	—
Call Options Written on Gold	Gold	Settlement on a daily basis	164,463	—

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2016 AND DECEMBER 31, 2015

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

NOTE 9. EQUITY INVESTMENTS

As of December 31, 2016 and December 31, 2015, the breakdown of “Equity Investments” was as follows:

	12.31.16	12.31.15
In Financial Institutions, and Supplementary and Authorized Activities
Banco Latinoamericano de Exportaciones S.A.	7,858	6,447
Mercado de Valores de Buenos Aires S.A.	2,749	2,749
Prisma Medios de Pagos S.A. (Ex Visa Argentina S.A.)	7,836	7,836
Others	829	829

Total Equity Investments in Financial Institutions, Supplementary and Authorized Activities	19,272	17,861

In Non-financial Institutions
Aguas Cordobesas S.A.	8,911	8,911
Distrocuyo S.A.	3,955	3,955
Electrigal S.A.	5,455	5,455
Nova Re Compañía Argentina de Reaseguros S.A.	14,716	14,956
Others	1,256	1,229

Total Equity Investments in Non-financial Institutions	34,293	34,506

Provisions	(601)	(636)

Total	52,964	51,731

NOTE 10. MISCELLANEOUS RECEIVABLES - OTHERS

As of December 31, 2016 and December 31, 2015, the breakdown of “Miscellaneous Receivables—Others” was as follows:

	12.31.16	12.31.15
Sundry Debtors	396,380	391,962
Deposits as Collateral	1,536,664	1,425,883
Tax Advances	1,159,971	577,202
Payments in Advance	313,109	201,865
Others	45,862	95,374

Total	3,451,986	2,692,286

NOTE 11. BANK PREMISES AND EQUIPMENT

As of December 31, 2016 and December 31, 2015, the breakdown of “Bank Premises and Equipment” was as follows:

	12.31.16	12.31.15
Real Estate	2,050,436	1,903,121
Furniture and Fixtures	578,779	455,189
Machines and Equipment	1,840,000	1,073,438
Vehicles	30,739	22,413
Others	36,727	18,499
Accumulated Depreciation	(1,663,129)	(1,393,575)

Total	2,873,552	2,079,085

As of December 31, 2016 and December 31, 2015, the depreciation charge amounted to $301,387 and $218,611, respectively.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2016 AND DECEMBER 31, 2015

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

NOTE 12. MISCELLANEOUS ASSETS

As of December 31, 2016 and December 31, 2015, the breakdown of “Miscellaneous Assets” was as follows:

	12.31.16	12.31.15
Work in Progress	947,590	538,327
Advances for Purchase of Assets	86,042	105,109
Works of Art	1,665	1,619
Assets under Lease	—	1,315
Assets Acquired through Foreclosures	2,259	2,261
Stationery and Office Supplies	64,566	53,759
Other Miscellaneous Assets	119,115	117,683

Total	1,221,237	820,073

As of December 31, 2016 and December 31, 2015, the depreciation and loss charge amounted to $1,245 and $3,433, respectively.

NOTE 13. INTANGIBLE ASSETS

As of December 31, 2016 and December 31, 2015, the breakdown of “Intangible Assets” was as follows:

	12.31.16	12.31.15
Goodwill Net of Accumulated Amortization amounting to $43,823 and $34,149, respectively.	5,642	15,316
Organization and Development Expenses Net of Accumulated Amortization amounting to $2,333,228 and $1,555,116, respectively.	2,576,613	2,010,528

Total	2,582,255	2,025,844

As of December 31, 2016 and December 31, 2015, the amortization charge amounted to $756,218 and $645,116, respectively.

NOTE 14. OTHER ASSETS

The account “Other Assets” includes assets related to insurance activity. As of December 31, 2016 and December 31, 2015, the breakdown of this account was as follows:

	12.31.16	12.31.15
Premiums Receivable	532,531	412,664
Receivables from Reinsurers	11,600	9,735
Commissions Receivable	8,517	5,281
Others	1,870	1,967
Allowances	(15,378)	(10,137)

Total	539,140	419,510

NOTE 15. RESTRICTED ASSETS AND OTHER CONTINGENT LIABILITIES

Pursuant to the Argentine Central Bank regulations, Banco de Galicia y Buenos Aires S.A. shall maintain a monthly average liquidity level.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2016 AND DECEMBER 31, 2015

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

As of December 31, 2016, the balances recorded by such institution as computable items are as follows:

Item	$	US$	Euros(*)
Checking Accounts at the Argentine Central Bank	16,268,825	2,199,062	14
Special Guarantees Accounts at the Argentine Central Bank	2,268,689	3,600	—

Total Computable Items to Meet Minimum Cash Requirements	18,537,514	2,202,662	14

(*)	Stated in thousands of US$.

As of December 31, 2016, the ability to freely dispose of certain assets corresponding to the controlled companies was restricted as follows:

BANCO DE GALICIA Y BUENOS AIRES S.A.

a)	Cash and Government Securities

$
- From repo transactions	182,854
- For transactions carried out at RO.F.EX.	424,831
- For debit / credit cards transactions	743,592
- For attachments	102
- Liquidity required to conduct transactions as agents at the C.N.V.	18,318
- For the contribution to the M.A.E.’s Joint Guarantee Fund (Fondo de Garantía Mancomunada)	10,863
- For other transactions	5,931

b)	Special Guarantees Accounts

Special guarantees accounts have been opened at the Argentine Central Bank as collateral for transactions involving electronic clearing houses, checks for settling debts and other similar transactions, which, as of December 31, 2016 amounted to $2,325,750.

c)	Deposits in favor of the Argentine Central Bank

$
- Unavailable deposits related to foreign exchange transactions	533
- Securities held in custody to act as register agent of book-entry mortgage securities	2,260
- Custody role of securities representing the investments in the Argentine Integrated Social Security System’s F.G.S.	471,268

d)	Equity Investments

The account “Equity Investments” includes shares, the transfer of which is subject to the prior approval of the National or Provincial authorities, as applicable, under the terms of the concession contracts signed:

•	Electrigal S.A.: 1,222,406 non-transferable non-endorsable registered ordinary shares.

•	Aguas Cordobesas S.A.: 900,000 class E ordinary shares.

Banco de Galicia y Buenos Aires S.A., as a shareholder of Aguas Cordobesas S.A. and in proportion to its 10.833% interest, is jointly responsible before the Provincial State for the contractual obligations arising from the concession contract during the entire term thereof.

If any of the other shareholders fails to comply with the commitments arising from their joint responsibility, Banco de Galicia y Buenos Aires S.A. may be forced to assume the unfulfilled commitment by the grantor, but only in the proportion and to the extent of the interest held by the Bank.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2016 AND DECEMBER 31, 2015

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

e)	Contributions to Garantizar S.G.R.’s Risk Fund

Banco de Galicia y Buenos Aires S.A., in its capacity as a sponsoring partner of Garantizar S.G.R.’s Risk Fund, is committed to maintaining the contributions made to the fund for two (2) years. As of December 31, 2016, the Bank’s contribution amounts to $100,000.

f)	Guarantees Granted for Direct Obligations

$
FMO’s credit lines	17,969
PROPARCO’s credit lines	49,652
Global Credit Program for the Micro-, Small- and Medium-sized Companies	6,384
Credit Program granted to the province of San Juan	32,735
Regional Economies Competitiveness Program (PROCER, as per its initials in Spanish)	151,542

As of December 31, 2016, the total amount of restricted assets corresponding to Banco de Galicia y Buenos Aires S.A. for the aforementioned items was $4,544,584, while as of December 31, 2015 it was $3,808,754.

COMPAÑÍA FINANCIERA ARGENTINA S.A.

$
- For debit / credit cards transactions	12,221
- For attachments	473
- Liquidity required to conduct transactions as agents at the C.N.V.	2,961
- From repo transactions	15,296
- Special guarantees accounts at the Argentine Central Bank for transactions involving electronic clearing houses	30,648

As of the date of these financial statements, attachments are fully included in a provision.

GALICIA VALORES S.A.

$
- Share of Mercado de Valores de Buenos Aires	2,150
- Liquidity required to conduct transactions as agents at the C.N.V.	3,925

TARJETAS DEL MAR S.A.

$
Guarantees related to lease agreements	93

TARJETA NARANJA S.A.

$
- Attachments in connection with lawsuits	283
- Guarantees related to lease agreements	2,698
- For transactions carried out at RO.F.EX.	117,542

Moreover, pursuant to the agreements entered into with financial institutions and as collateral for the loans received and the issuance of notes, Tarjeta Naranja S.A. has agreed not to dispose of any assets or levy any encumbrance

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2016 AND DECEMBER 31, 2015

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

thereon, for an amount higher than 25% of Tarjeta Naranja S.A.’s assets in some cases. It is worth noting that the above-mentioned restrictions shall not be applied for transactions carried out during the ordinary course of the company’s business.

TARJETAS CUYANAS S.A.

$
Guarantees related to lease agreements	1,423

As December 31, 2016, the total amount of restricted assets for the aforementioned items in the aforementioned controlled companies was $189,713, while as of December 31, 2015 it was $380,723.

NOTE 16. NOTES

The following is a breakdown of the Global Programs for the Issuance of Notes outstanding:

Company	Authorized Amount (*)		Type of Notes	Term of Program	Date of Approval by Shareholders’ Meeting	Approval by the C.N.V.
Grupo Financiero Galicia S.A.	US$	100,000	Simple notes, not convertible into shares	5 years	03.09.09 confirmed on 08.02.12	Resolution No. 16113 dated 04.29.09 and extended through Resolution No. 17343 dated 05.08.14. Authorization of the increase, Resolution No. 17064 dated 04.25.13
Banco de Galicia y Buenos Aires S.A.	US$	1.100.000	Simple notes, not convertible into shares, subordinated or not, to be adjusted or not, secured or unsecured.	5 years	04.28.05, 04.14.10, 04.29.15, 04.26.16 and 11.09.16	Resolution No. 15228 dated 11.04.05 and extended through Resolution No. 16454 dated 11.11.10 and Resolution No. 17883 dated 11.20.15. Increase of the authorized amount through Resolution No. 18081 dated 06.10.16 and Resolution No. 18480 dated 01.26.17
Compañía Financiera Argentina S.A.	US$	250,000	Simple notes, not convertible into shares	5 years	11.21.05, 10.08.07, 11.25.10 and 04.17.15	Resolution No. 15440 dated 08.03.06, extended through Resolution No. 16505 dated 01.27.11 and Resolution No. 17958 dated 01.08.16. Increase of the authorized amount through Resolution No. 15848 dated 03.19.08 and Resolution No. 16505 dated 01.27.11
Tarjeta Naranja S.A.	US$	650,000	Simple notes, not convertible into shares	5 years	03.08.12	Resolution No. 16822 dated 05.23.12 and extended through Resolution No. 17676 dated 05.21.15
Tarjetas Cuyanas S.A.	US$	250,000	Simple notes, not convertible into shares	5 years	03.30.10 confirmed on 04.06.10 and 02.15.13	Resolution No. 16328 dated 05.18.10. Authorization of the increase, Resolution No. 17072 dated 05.02.13
Tarjetas del Mar S.A.	US$	75,000	Simple notes, not convertible into shares	5 years	03.19.15	Resolution No. 17969 dated 01.21.16

(*)	Or its equivalent in any other currency.

The Company has the following Unsubordinated Notes outstanding issued under the other Global Programs detailed in the table above as of the close of the fiscal year:

Company	Date of Placement	Currency	Class No.	F.V.	Type (**)	Term	Maturity Date	Rate	Book Value(*)			Issuance Authorized by the C.N.V.
									12.31.16		12.31.15
Grupo Financiero Galicia S.A.	01.30.14	$	V Series II	$78,200	Simple	36 months	01.31.17	Variable Badlar + 5.25%	81,632		79,876	04.25.13
Grupo Financiero Galicia S.A.	10.23.14	$	VI Series I	$140,155	Simple	18 months	04.23.16	Variable Badlar + 3.25%	—	(1)	123,091	10.03.14

(*)	It includes principal and interest, net of eliminations when appropriate.
(**)	Not convertible into shares.
(1)	Settled upon maturity.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2016 AND DECEMBER 31, 2015

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

Company	Date of Placement	Currency	Class No.	F.V.		Type (**)	Term	Maturity Date	Rate	Book Value(*)		Issuance Authorized by the C.N.V.
										12.31.16	12.31.15
Grupo Financiero Galicia S.A.	10.23.14	$	VI Series II		$109,845	Simple	36 months	10.23.17	Variable Badlar + 4.25%	115,114	115,617	10.03.14
Grupo Financiero Galicia S.A.	07.27.15	$	VII		$160,000	Simple	24 months	07.27.17	(1)	164,075	167,694	07.16.15
Banco de Galicia y Bs. As. S.A.	05.04.11	US$	—	US$	300,000	Simple	84 months	—	(2)(5)	4,683,085	3,839,864	04.14.11
Banco de Galicia y Bs. As. S.A.	07.19.16	US$	—	US$	250,000	Subordinated	120 months (3)	—	(4)(5)	4,065,255	—	06.23.16
Compañía Financiera Argentina S.A.	09.24.14	$	XII Series II		$200,000	Simple	24 months	09.24.16	Variable Badlar + 4.00%	—	182,899	09.16.14
Compañía Financiera Argentina S.A.	12.09.14	$	XIII Series II		$77,375	Simple	24 months	12.09.16	Variable Badlar + 4.40%	—	76,272	11.26.14
Compañía Financiera Argentina S.A.	05.05.15	$	XIV		$249,000	Simple	21 months	02.05.17	27.24% fixed up to the ninth month, then variable Badlar + 4.25%	72,696	240,531	04.15.15
Compañía Financiera Argentina S.A.	07.30.15	$	XV		$210,000	Simple	21 months	04.30.17	27.99% fixed up to the ninth month, then variable Badlar + 4.50%	125,698	174,031	07.22.15
Compañía Financiera Argentina S.A.	02.02.16	$	XVI		$300,000	Simple	21 months	08.02.17	Variable Badlar + 4.50%	311,790	—	01.21.16
Compañía Financiera Argentina S.A.	05.24.16	$	XVII Series I		$58,333	Simple	18 months	11.24.17	Minimum 36% fixed up to the third month, then variable Badlar + 4%	67,125	—	05.12.16
Compañía Financiera Argentina S.A.	05.24.16	$	XVII Series II		$287,500	Simple	36 months	05.24.19	Minimum 36% fixed up to the sixth month, then variable Badlar + 4.98%	220,375	—	05.12.16

(*)	Includes principal and interest, net of eliminations when appropriate.
(**)	Not convertible into shares.
(1)	Annual nominal 27% fixed rate during the first nine months, and variable BADLAR plus a nominal annual 4.25% rate for the following 15 months.
(2)	Interest agreed at an annual 8.75% rate shall be paid semiannually on May 4 and November 4 of each year until the maturity date, starting on November 4, 2011.
(3)	Amortization shall be fully made upon maturity, on July 19, 2026, unless redeemed, at the issuer’s option, fully at a price equal to 100% of the outstanding principal plus accrued and unpaid interest.
(4)	Fixed 8.25% rate (as from the issuance date to July 19, 2021, inclusively); and margin to be added to the nominal Benchmark Readjustment Rate of 7.156% p.a. to the due date of Notes. Such interest shall be payable semiannually on January 19 and July 19 as from 2017.
(5)	The net proceeds from this issuance of notes was applied to investments in working capital, other loans and other uses envisaged by the provisions of the Law on Notes and the Argentine Central Bank regulations.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2016 AND DECEMBER 31, 2015

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

Company	Date of Placement	Currency	Class No.	F.V.		Type (**)	Term	Maturity Date	Rate	Book Value(*)		Issuance Authorized by the C.N.V.
										12.31.16	12.31.15
Compañía Financiera Argentina S.A.	08.05.16	$	XVIII		$350,000	Simple	18 months	02.05.18	Minimum 29.5% fixed up to the third month, then variable Badlar + 2.88%	354,176	—	07.29.16
Tarjeta Naranja S.A.	01.28.11	US$	XIII	US$	200,000	Simple	2192 days	01.28.17	Annual Nominal Fixed at 9%	1,101,657	1,816,607	01.14.11
Tarjeta Naranja S.A.	02.26.14	$	XXIV Series II		$33,500	Simple	1096 days	02.26.17	Variable Badlar + 5%	34,508	34,494	02.14.14
Tarjeta Naranja S.A.	04.30.14	$	XXV Series II		$170,032	Simple	731 days	04.30.16	Variable Badlar + 4.15%	—	149,925	04.21.14
Tarjeta Naranja S.A.	07.11.14	$	XXVI Series II		$161,500	Simple	731 days	07.11.16	Variable Badlar + 3.99%	—	153,879	07.01.14
Tarjeta Naranja S.A.	10.03.14	$	XXVII Series II		$158,000	Simple	731 days	10.03.16	Variable Badlar + 3.95%	—	128,187	09.19.14
Tarjeta Naranja S.A.	01.22.15	$	XXVIII Series II		$129,000	Simple	731 days	01.22.17	Variable Badlar + 4.50%	26,463	98,594	01.09.15
Tarjeta Naranja S.A.	04.27.15	$	XXIX		$334,030	Simple	731 days	04.27.17	27.75% Mixed Rate / Badlar + 4.50%	174,170	298,568	04.16.15
Tarjeta Naranja S.A.	06.29.15	$	XXX		$400,000	Simple	731 days	06.29.17	27.75% Mixed Rate / Badlar + 4.50%	336,693	346,605	06.18.15
Tarjeta Naranja S.A.	10.19.15	$	XXXI		$370,851	Simple	548 days	04.19.17	27% Mixed Rate / Badlar + 4.50%	181,590	338,378	10.07.15
Tarjeta Naranja S.A.	01.20.16	$	XXXII		$260,811	Simple	639 days	10.20.17	Variable Badlar + 4.50%	159,225	(32)	12.15.15
Tarjeta Naranja S.A.	04.13.16	$	XXXIII Series I		$133,092	Simple	548 days	10.13.17	Minimum 37% Rate/Badlar + 4.50%	134,976	—	03.28.16
Tarjeta Naranja S.A.	04.13.16	$	XXXIII Series II		$366,908	Simple	1095 days	04.13.19	Minimum 37% Rate/Badlar + 5.40%	378,450	—	03.28.16
Tarjeta Naranja S.A.	06.29.16	$	XXXIV Series I		$124,603	Simple	548 days	12.29.17	Minimum 32% Rate/Badlar + 3.38%	104,326	—	06.21.16
Tarjeta Naranja S.A.	06.29.16	$	XXXIV Series II		$475,397	Simple	1461 days	06.29.20	Minimum 32% Rate/Badlar + 4.67%	466,443	—	06.21.16
Tarjeta Naranja S.A.	09.27.16	$	XXXV Series I		$225,611	Simple	546 days	03.27.18	Minimum 26% Rate/Badlar + 2.99%	224,641	—	09.15.16
Tarjeta Naranja S.A.	09.27.16	$	XXXV Series II		$774,389	Simple	1461 days	09.27.20	Minimum 26% Rate/Badlar + 3.99%	752,188	—	09.15.16

(*)	It includes principal and interest, net of eliminations when appropriate.
(**)	Not convertible into shares.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2016 AND DECEMBER 31, 2015

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

Company	Date of Placement	Currency	Class No.	F.V.	Type (**)	Term	Maturity Date	Rate	Book Value(*)		Issuance Authorized by the C.N.V.
									12.31.16	12.31.15
Tarjeta Naranja S.A.	12.07.16	$	XXXVI Series I	$210,571	Simple	547 days	06.07.18	Minimum 25.25% Rate/Badlar + 3.25%	109,184	—	11.23.16
Tarjeta Naranja S.A.	12.07.16	$	XXXVI Series II	$636,409	Simple	1095 days	12.07.19	Minimum 25.25% Rate/Badlar + 4.00%	642,142	—	11.23.16
Tarjetas Cuyanas S.A.	05.16.14	$	XIV Series II	$145,750	Simple	731 days	05.16.16	Variable Badlar + 4.15%	—	116,974	05.07.14
Tarjetas Cuyanas S.A.	08.01.14	$	XVI	$116,470	Simple	731 days	08.01.16	Variable Badlar + 3.40%	—	100,874	07.22.14
Tarjetas Cuyanas S.A.	10.31.14	$	XVIII	$114,000	Simple	731 days	10.31.16	Variable Badlar + 4%	—	119,262	10.21.14
Tarjetas Cuyanas S.A.	02.20.15	$	XIX Series II	$75,555	Simple	731 days	02.20.17	Variable Badlar + 4.95%	10,430	71,206	02.06.15
Tarjetas Cuyanas S.A.	06.10.15	$	XX	$300,000	Simple	549 days	12.10.16	Annual Nominal Fixed at 27.90%	—	260,952	06.01.15
Tarjetas Cuyanas S.A.	08.12.15	$	XXI	$232,000	Simple	550 days	02.12.17	Annual Nominal Fixed at 27.50%	206,897	211,150	07.29.15
Tarjetas Cuyanas S.A.	11.13.15	$	XXII	$300,000	Simple	547 days	05.13.17	Variable Badlar + 4.25%	309,797	267,050	11.03.15
Tarjetas Cuyanas S.A.	03.16.16	$	XXIII	$242,000	Simple	549 days	09.16.17	Variable Badlar + 4.99%	166,130	—	03.07.16
Tarjetas Cuyanas S.A.	05.05.16	$	XXIV Series I	$65,691	Simple	549 days	11.05.17	Variable Badlar + 4.08%	68,191	—	04.22.16
Tarjetas Cuyanas S.A.	05.05.16	$	XXIV Series II	$234,309	Simple	1095 days	05.05.19	Variable Badlar + 4.98%	192,163	—	04.22.16
Tarjetas Cuyanas S.A.	07.26.16	$	XXV	$400,000	Simple	1461 days	07.26.20	Variable Badlar + 3.94%	367,786	—	07.13.16
Tarjetas Cuyanas S.A.	10.24.16	$	XXVI Series I	$149,763	Simple	547 days	04.24.18	Variable Badlar + 2.75%	157,018	—	10.14.16
Tarjetas Cuyanas S.A.	10.24.16	$	XXVI Series II	$350,237	Simple	1,461 days	10.24.20	Variable Badlar + 4.00%	367,202	—	10.14.16
Tarjetas del Mar S.A.	02.19.16	$	I	$150,000	Simple	18 months	08.19.17	Variable Badlar +4.5%	127,264	—	02.04.16

Total									17,060,555	9,512,548

(*)	It includes principal and interest, net of eliminations when appropriate.
(**)	Not convertible into shares.

As of December 31, 2015, Banco de Galicia y Buenos Aires S.A. had outstanding U.S. Dollar-denominated Subordinated Notes due 2019 for a face value of $3,300,516. These notes were fully redeemed at a price equal to 100% of the residual nominal value plus accrued and unpaid interest on August 22, 2016.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2016 AND DECEMBER 31, 2015

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

Furthermore, as of December 31, 2016 and December 31, 2015, Banco de Galicia y Buenos Aires S.A. holds past due Notes, the holders of which have not tendered to the restructuring offer as follows:

Date of Issuance	Currency	Residual F.V. (US$) as of 12.31.16	Type	Term	Rate	Book Value(*)		Issuance Authorized by the C.N.V.
						12.31.16	12.31.15
08.11.93	US$	468	Simple	10 years	9%	17,542	13,846	10.08.93

(*)	It includes principal and interest.

As of December 31, 2016, Banco de Galicia y Buenos S.A. recorded in its own portfolio Notes due 2018 for the amount of $95,639.

On January 25, 2017, Banco de Galicia y Buenos Aires S.A.’s Board of Directors approved the issuance of short-, mid- and long-term notes for up to the amount of US$550,000 (or its equivalent in other currencies). On February 6, 2017, the C.N.V. authorized the issuance of Class III Notes due within 36 months as from the date of issuance and settlement for a face value of up to US$100,000, which may be extended for up to US$550,000. The Class III Notes shall accrue interest at a variable rate equal to the simple arithmetic average of private Badlar, plus the cutoff margin. Interest shall be paid on a quarterly basis. At the date of these financial statements, the Class III Notes are in the process of being issued.

On January 11, 2017, Tarjetas Cuyanas S.A.’s Board of Directors approved the issuance of Class XXVII Notes for a maximum global face value of up to $500,000.

At the date of these financial statements, the following Notes were settled: Class V Series II of Grupo Financiero Galicia S.A., Class XIV of Compañía Financiera Argentina S.A., Class XIII and Class XXVIII Series II of Tarjeta Naranja S.A. and Class XXI of Tarjetas Cuyanas S.A.

NOTE 17. OTHER LIABILITIES RESULTING FROM FINANCIAL BROKERAGE - OTHERS

As of December 31, 2016 and December 31, 2015, the breakdown of “Other Liabilities Resulting from Financial Brokerage—Others” was as follows:

	12.31.16	12.31.15
Collections and Other Transactions on Account of Third Parties	3,220,207	2,487,136
Liabilities due to Financing of Purchases	20,812,777	15,316,255
Other Withholdings and Additional Withholdings	1,518,962	1,224,133
Correspondent Transactions on Our Account	1,142,363	700,024
Liabilities Subject to Minimum Cash Requirements	362,641	679,179
Miscellaneous Liabilities not Subject to Minimum Cash Requirements	2,362,934	2,231,447
Commissions Accrued Payable	111,483	52,613
Others	186,072	98,171

Total	29,717,439	22,788,958

NOTE 18. MISCELLANEOUS LIABILITIES - OTHERS

As of December 31, 2016 and December 31, 2015, the breakdown of “Miscellaneous Liabilities—Others” was as follows:

	12.31.16	12.31.15
Sundry Creditors	1,211,243	971,997
Taxes Payable	2,956,416	2,176,865
Salaries and Social Security Contributions Payable	1,175,348	961,634
Others	419,291	292,904

Total	5,762,298	4,403,400

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2016 AND DECEMBER 31, 2015

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

NOTE 19. PROVISIONS

As of December 31, 2016 and December 31, 2015, the breakdown of “Provisions” was as follows:

	12.31.16	12.31.15
Severance Payments	46,349	18,999
Contingent Commitments	23,482	26,146
Other Contingencies	303,095	428,494
Differences due to Dollarization of Judicial Deposits	11,558	7,957

Total	384,484	481,596

NOTE 20. OTHER LIABILITIES

The account “Other Liabilities” includes liabilities related to the insurance activity. As of December 31, 2016 and December 31, 2015, the breakdown of this account was as follows:

	12.31.16	12.31.15
Debts with Insureds	170,890	161,117
Debts with Reinsurers	4,816	16,508
Debts with Co-insurers	5,190	1,000
Debts with Insurance Brokers	122,235	67,119
Statutory Reserves	304,782	225,697
Others	21,471	16,632

Total	629,384	488,073

NOTE 21. MEMORANDUM ACCOUNTS – CONTROL DEBIT ACCOUNTS - OTHERS

As of December 31, 2016 and December 31, 2015, the breakdown of “Control Debit Accounts—Others” was as follows:

	12.31.16	12.31.15
Securities Held in Custody	258,872,060	59,591,460
Values for Collection	18,309,418	12,778,244
Security Agent Function	23,468,166	19,255,569
Others	4,322,384	13,526,949

Total	304,972,028	105,152,222

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2016 AND DECEMBER 31, 2015

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

NOTE 22. TRUST AND SECURITY AGENT ACTIVITIES

a) Trust Contracts for Purposes of Guaranteeing Compliance with Obligations:

Purpose: In order to guarantee compliance with its contractual obligations, the parties to these agreements have agreed to deliver to Banco de Galicia y Buenos Aires S.A., as fiduciary property, amounts to be applied according to the following breakdown:

Date of Contract	Trustor	Balances of Trust Funds		Maturity Date(1)
		$	US$
12.07.10	Fondo Fiduciario Aceitero	21,022	—	06/30/2017
04.29.13	Profertil	1,050	116,500	04/30/2018
10.21.13	Sinteplast	80	—	06/30/2017
12.20.13	Los Cipreses	62	—	06/30/2017
09.12.14	Coop. de Trabajadores Portuarios	1,018	—	09/12/2018
12.22.14	Cliba	6	—	06/22/2018
09.07.15	Grimoldi	18,803	—	08/29/2018
09.30.15	Las Blondas IV and V	114,873	—	11/28/2018
03.31.16	Barugel Azulay	15,280	—	03/31/2019
04.14.16	Rios Belt	88,765	—	04/14/2019

	Total	260,959	116,500

(1)	These amounts shall be released monthly until settlement date of trustor obligations or maturity date, whichever occurs first.

b) Financial Trust Contracts:

Purpose: To administer and exercise the fiduciary ownership of the trust assets until the redemption of debt securities and participation certificates:

Date of Contract	Trust	Balances of Trust Funds	Maturity Date
		$
10.12.05	Hydro I	66	06.30.17	(2)
12.05.06	Faid 2011	9	06.30.17	(3)
12.06.06	Gas I	41,838	12.31.17	(3)
05.06.08	Agro Nitralco II	1,227	12.31.17	(3)
05.14.09	Gas II	4,419,767	12.31.22	(3)
02.10.11	Cag S.A.	560	06.30.17	(3)
04.25.11	Faid 2015	11	06.30.17	(3)
06.08.11	Mila III	401	12.31.17	(3)
09.01.11	Mila IV	791	06.30.17	(3)
09.14.11	Cag S.A. II	756	06.30.17	(3)
10.07.11	Sursem III	34	06.30.17	(3)
05.31.12	Fideicred Agro Series I	17	06.30.17	(3)
12.27.12	Pla I	74	06.30.17	(3)
04.03.13	Welfas I	4	06.30.17	(3)
09.18.13	Don Mario Semillas Series I	135	06.30.17	(3)
11.05.13	Pla II	192	06.30.17	(3)
11.21.13	Comafi Prendas I	1,801	09.29.18	(3)
02.13.14	Mila V	7,825	05.20.20	(3)

(2)	These amounts shall be released monthly until redemption of debt securities.
(3)	Estimated date, since maturity date shall occur at the time of the distribution of all of trust assets.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2016 AND DECEMBER 31, 2015

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

Date of Contract	Trust	Balances of Trust Funds	Maturity Date
		$
06.06.14	Mila VI	8,329	10.20.20	(3)
06.18.14	Red Surcos II	8	06.30.17	(3)
07.08.14	Don Mario Semillas Series II	181	06.30.17	(3)
07.24.14	Fideicred Atanor III	88	06.30.17	(3)
07.22.14	Don Mario Semillas Series III	171	06.30.17	(3)
07.25.14	Fedicred Agro Series II	79	06.30.17	(3)
10.03.14	Mila VII	10,450	01.20.21	(3)
12.02.14	Mas Cuotas Series I	243	05.01.17	(3)
01.13.15	Red Surcos III	2,514	06.30.17	(3)
01.27.15	Mila VIII	22,626	06.15.21	(3)
05.18.15	Mila IX	32,471	09.15.21	(3)
12.02.14	Mas Cuotas Series II	240	06.30.17	(3)
08.24.15	Mila X	35,840	12.20.21	(3)
10.30.15	Mila XI	47,933	01.15.22	(3)
12.09.15	Fedicred Agro Series III	50	06.30.17	(3)
01.07.16	Mas Cuotas Series III	531	05.15.17	(3)
01.14.16	Mila XII	59,028	11.15.21	(3)
02.05.16	Red Surcos IV	48,875	08.31.17	(3)
05.13.16	Mila XIII	71,991	09.15.22	(3)
06.15.16	Mas Cuotas Series IV	140,381	05.15.17	(3)
09.01.16	Mila XIV	76,600	01.31.23	(3)
09.15.16	Mas Cuotas Series V	353,481	07.15.17	(3)
10.27.16	Mila XV	68,582	03.31.23	(3)
12.06.16	Mas Cuotas Series VI	618,992	02.15.18	(3)

	Totals	6,075,192

(3)	Estimated date, since maturity date shall occur at the time of the distribution of all of trust assets.

c) Activities as Security Agent:

c.1) Banco de Galicia y Buenos Aires S.A. has been appointed Security Agent of the National Treasury’s endorsement guarantees in favor of ENARSA (Energía Argentina S.A.) that were assigned in favor of Nación Fideicomisos S.A. in its capacity as Trustee of the “ENARSA-BARRAGAN” and “ENARSA-BRIGADIER LOPEZ” financial trusts.

Said endorsement guarantees the secure payment of all obligations arising from the above-mentioned trusts.

Banco de Galicia y Buenos Aires S.A., in its capacity as Security Agent, will take custody of the documents regarding the National Treasury’s endorsement guarantees and will be in charge of managing all legal and notarial proceedings with respect to the enforcement thereof.

As of December 31, 2016 and December 31, 2015, the balances recorded from these transactions amount to US$1,364,097 and $408, respectively.

c.2) In April 2013, at the time of entering into the Contract for the Fiduciary Assignment and Trust for Guarantee Purposes “Profertil S.A.,” Banco de Galicia y Buenos Aires S.A. was appointed security agent with regard to the Chattel Mortgage Agreement, a transaction that was completed on June 18, 2013, which additionally secures all the obligations undertaken.

As of December 31, 2016 and December 31, 2015, the balance recorded from these transactions amounts to US$116,500.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2016 AND DECEMBER 31, 2015

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

NOTE 23. ASSETS AND LIABILITIES IN FOREIGN CURRENCY

The balances of assets and liabilities in foreign currency (mainly in U.S. Dollars) as of December 31, 2016 and December 31, 2015 are detailed as follows.

Assets	12.31.16	12.31.15
Cash and Due from Banks	39,486,988	17,658,396
Government and Private Securities	1,352,876	5,257,343
Loans	17,551,161	3,208,454
Other Receivables Resulting from Financial Brokerage	8,141,115	1,094,074
Receivables from Financial Leases	51,105	21,651
Equity Investments	8,032	6,594
Miscellaneous Receivables	158,634	32,820
Unallocated Items	7,918	19,191
Other Assets	13,559	6,915

Total	66,771,388	27,305,438

Liabilities	12.31.16	12.31.15
Deposits	51,017,277	14,373,198
Other Liabilities Resulting from Financial Brokerage	13,287,379	10,054,541
Miscellaneous Liabilities	19,369	30,625
Subordinated Notes	4,065,255	3,300,516
Unallocated Items	7,005	8,595
Other Liabilities	—	826

Total	68,396,285	27,768,301

The management and mitigation of currency risk are described in Note 35 on risk management policies.

NOTE 24. BREAKDOWN OF THE ITEMS RECORDED UNDER “OTHERS” IN THE INCOME STATEMENT

Income from Services	12.31.16	12.31.15
Commissions from Cards	6,894,873	5,263,898
Commissions from Insurance	407,732	420,111
Others	2,420,481	1,322,464

Total	9,723,086	7,006,473

Expenses from Services	12.31.16	12.31.15
Turnover Tax	934,350	793,024
Related to Credit Cards	1,054,512	659,566
Others	1,024,794	694,254

Total	3,013,656	2,146,844

Miscellaneous Income	12.31.16	12.31.15
Income from Sale of Bank Premises and Equipment	170,873	10,139
Income from Transactions with Miscellaneous Assets	1,796	24,562
Leases	2,689	2,388
Adjustments and Interest from Miscellaneous Receivables	323,770	234,508
Others	260,257	183,690

Total	759,385	455,287

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2016 AND DECEMBER 31, 2015

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

Miscellaneous Losses	12.31.16	12.31.15
Adjustment to Interest on Miscellaneous Liabilities	2,647	1,134
Claims	78,166	42,810
Donations	45,353	33,338
Turnover Tax	45,080	24,940
Charges for Administrative, Disciplinary and Criminal Penalties	—	1,418
Others	149,834	90,797

Total	321,080	194,437

NOTE 25. INCOME FROM INSURANCE ACTIVITIES

As of December 31, 2016 and 2015, the breakdown of “Income from Insurance Activities” was as follows:

	12.31.16	12.31.15
Premiums and Surcharges Accrued	3,412,608	2,516,035
Claims Accrued	(489,688)	(358,193)
Surrenders	(6,320)	(4,231)
Life and Ordinary Annuities	(4,917)	(4,226)
Underwriting and Operating Expenses	(500,748)	(350,125)
Other Income and Expenses	41,008	2,144

Total	2,451,943	1,801,404

NOTE 26. MINIMUM CAPITAL REQUIREMENTS

Grupo Financiero Galicia S.A. is not subject to the minimum capital requirements established by the Argentine Central Bank.

Furthermore, Grupo Financiero Galicia S.A. meets the minimum capital requirements established by the Argentine General Corporations Law, which amount to $100.

Pursuant to the Argentine Central Bank regulations, Banco de Galicia y Buenos Aires S.A. is required to maintain a minimum capital amount, which is calculated by weighing risks related to assets and to balances of bank premises and equipment, miscellaneous and intangible assets.

As required by the Argentine Central Bank regulations, as of December 31, 2016 and December 31, 2015, minimum capital requirements were as follows:

Date	Capital Required	Computable Capital	Computable Capital as a % of the Capital Requirement
12.31.16(*)	15,258,350	22,009,550	144.25
12.31.15	11,062,886	14,071,044	127.19

(*)	The capital surplus covers the increase in the additional requirement of 0.25% for the custody role of securities representing the investments in the Argentine Integrated Social Security System’s F.G.S.

The Argentine Central Bank decided that Banco de Galicia y Buenos Aires S.A. should be considered, for all purposes, a Domestic Systemically Important Bank (D-SIB). Consequently, since January 2016, the Bank is required to meet an additional capital conservation buffer apart from the minimum capital requirement, to be complied with gradually, reaching 3.5% of risk-weighted assets. The Argentine Central Bank also provided that, since June 2015, equity investments in companies devoted to the issuance of credit, debit and similar cards shall be deducted from the Computable Regulatory Capital (R.P.C.), progressively, reaching 100% in June 2018.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2016 AND DECEMBER 31, 2015

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

NOTE 27. EARNINGS PER SHARE

Below is a breakdown of the earnings per share as of December 31, 2016 and 2015:

	12.31.16	12.31.15
Income for the Fiscal Year	6,017,877	4,338,397
Outstanding Ordinary Shares Weighted Average	1,300,265	1,300,265
Diluted Ordinary Shares Weighted Average	1,300,265	1,300,265
Earnings per Ordinary Share (*)
Basic	4.6282	3.3365
Diluted	4.6282	3.3365

(*)	Figures stated in whole numbers.

NOTE 28. RESTRICTIONS IMPOSED ON THE DISTRIBUTION OF PROFITS

The Argentine Central Bank regulations require that 20% of the profits shown in the Income Statement at fiscal year-end, plus (or less), the adjustments made in previous fiscal years and, less, if any, the loss accumulated at previous fiscal year-end, be allocated to the legal reserve.

This proportion applies regardless of the ratio of the Legal Reserve fund to Capital Stock. Should the Legal Reserve be used to absorb losses, earnings shall be distributed only if the value of the Legal Reserve reaches 20% of the Capital Stock plus the Capital Adjustment.

The Argentine Central Bank sets rules for the conditions under which financial institutions can make distributions of profits. According to these rules, profits can be distributed as long as results of operations are positive after deducting not only the Reserves, which may be legally and statutory required, but also the following items from Unappropriated Retained Earnings: the difference between the book value and the market value of public sector assets and/or debt instruments issued by the Argentine Central Bank not valued at market price, the amounts capitalized for lawsuits related to deposits and any unrecorded adjustments required by the external auditors or the Argentine Central Bank.

Moreover, in order that a financial institution be able to distribute profits, said institution must comply with the capital adequacy rule, i.e. with the calculation of minimum capital requirements and the regulatory capital.

For these purposes, this shall be done by deducting from its assets and Unappropriated Retained Earnings all the items mentioned in the paragraph above.

Moreover, in such calculation, a financial institution shall not be able to compute the temporary reductions that affect minimum capital requirements, computable regulatory capital or its capital adequacy.

Since January 2016, the Argentine Central Bank determined that banks shall meet an additional capital conservation buffer apart from the minimum capital requirement equal to 3.5% of risk-weighted assets. This shall be made up only of Tier 1 Common Capital, net of deductible items. Distribution of profits shall be restricted when the Bank’s computable regulatory capital level and structure is within the range of the capital conservation buffer.

Distribution of profits shall require the prior authorization of the Argentine Central Bank’s Superintendent of Financial and Foreign Exchange Institutions, whose intervention shall have the purpose of verifying the aforementioned requirements have been fulfilled.

In addition to the aforementioned restrictions established by the Argentine Central Bank, which are applicable to Banco de Galicia y Buenos Aires S.A. and Compañía Financiera Argentina S.A., pursuant to Section 70 of the Argentine General Corporations Law, stock companies shall establish a reserve not lower than 5% of the realized and liquid profits shown in the Income Statement for the fiscal year, until 20% of the corporate capital is reached. In the event that said reserve is reduced for any reason, no profits can be distributed until its total refund.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2016 AND DECEMBER 31, 2015

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

At Tarjeta Naranja S.A.’s Ordinary and Extraordinary Shareholders’ Meeting held on March 16, 2006, it was decided that the maximum limit for the distribution of dividends be set at 25% of the realized and liquid profits of each fiscal year. This restriction shall remain in force as long as the company’s Shareholders’ Equity is below $300,000.

Pursuant to the Price Supplement of the Class XIII Notes, as well as in accordance with certain financial loan contracts, Tarjeta Naranja S.A. has agreed not to distribute dividends that may exceed 50% of the company’s net income. This restriction also applies in the event of any excess over certain indebtedness ratios.

NOTE 29. STATEMENT OF CASH FLOWS AND CASH EQUIVALENTS

Cash and due from banks and assets held with the purpose of complying with the short-term commitments undertaken, with a high level of liquidity, easily converted into known amounts of cash, subject to insignificant changes in value and with a maturity of less than three months from the date of the acquisition thereof, are considered to be cash and cash equivalents. The breakdown is as follows:

	12.31.16	12.31.15	12.31.14
Cash and Due from Banks	61,166,250	30,834,663	16,959,205
Instruments Issued by the Argentine Central Bank	6,635,954	10,514,624	4,612,259
Reverse Repo Transactions with the Argentine Central Bank	—	14,286	16,768
Interbank Loans - (Call Money Loans Granted)	862,300	40,000	182
Overnight Placements in Banks Abroad	1,227,101	232,351	261,118
Other Cash Placements	3,196,060	1,339,341	1,204,483

Cash and Cash Equivalents	73,087,665	42,975,265	23,054,015

NOTE 30. CONTRIBUTION TO THE DEPOSIT INSURANCE SYSTEM

Law No. 24485 and Decree No. 540/95 established the creation of the Deposit Insurance System to cover the risk attached to bank deposits, in addition to the system of privileges and safeguards envisaged in the Financial Institutions Law.

The Argentine National Executive Branch through Decree No. 1127/98 dated September 24, 1998 established the maximum amount for this insurance system to demand deposits and time deposits denominated either in Pesos and/or in foreign currency. Such limit was currently set at $450.

This system does not cover deposits made by other financial institutions (including time deposit certificates acquired through a secondary transaction), deposits made by parties related to Banco de Galicia y Buenos Aires S.A., either directly or indirectly, deposits of securities, acceptances or guarantees and those deposits set up at an interest rate exceeding the one established regularly by the Argentine Central Bank based on a daily survey conducted by it. Deposits acquired through endorsement, placements made as a result of incentives other than interest rates and locked-up balances from deposits and other excluded transactions are also excluded. This system has been implemented through the constitution of the Deposit Insurance Fund (“FGD”), which is managed by a company called Seguros de Depósitos S.A. (SE.DE.S.A.). SE.DE.S.A.’s shareholders are the Argentine Central Bank and the financial institutions, in the proportion determined for each one by the Argentine Central Bank based on the contributions made to the fund.

The monthly contribution that institutions had to make to the Fund until March 2016 was 0.06%, except for time deposits in U.S. Dollars raised or renewed during the period from February 11, 2015 to January 31, 2016, for which it was 0.015%.

Effective as of the contribution maturing in April 2016, the Argentine Central Bank established a 0.015% rate for the monthly average of all deposits.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2016 AND DECEMBER 31, 2015

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

NOTE 31. NATIONAL SECURITIES COMMISSION (“C.N.V.”)

AGENTS – MINIMUM LIQUIDITY REQUIREMENT

Within the framework of Resolution No. 622/13 of the C.N.V., Banco de Galicia y Buenos Aires S.A. has been registered, in such agency’s registry, as settlement and clearing agent –comprehensive- No. 22 (ALyC and AN – INTEGRAL), custodial agent of collective investment products corresponding to mutual funds No. 3 (ACPIC FCI), and manager of collective investment products at the registry of financial trustees No. 54.

As of December 31, 2016, Banco de Galicia y Buenos Aires S.A.’s Shareholders’ Equity exceeds that required by the C.N.V. to act as agent in the categories in which the Bank has already carried out the registration proceedings. Such requirement amounts to $28,000 with a minimum liquidity requirement of $14,000, which Banco de Galicia y Buenos Aires S.A. paid with Argentine Central Bank’s monetary regulation instruments, which are held in custody at Caja de Valores (Depositor No. 100100) in the amount of $18,318. If these instruments had been measured at market value, they would have amounted to $18,261.

CUSTODIAL AGENT OF COLLECTIVE INVESTMENT PRODUCTS CORRESPONDING TO MUTUAL FUNDS

Furthermore, in compliance with Section 7 of Chapter II, Title V of that Resolution, in its capacity as custodial agent of collective investment products corresponding to mutual funds (depository) of the “FIMA ACCIONES,” “FIMA P.B. ACCIONES,” “FIMA RENTA EN PESOS,” “FIMA AHORRO PESOS,” “FIMA RENTA PLUS,” “FIMA PREMIUM,” “FIMA AHORRO PLUS,” “FIMA CAPITAL PLUS,” “FIMA ABIERTO PYMES,” “FIMA MIX I,” “FIMA RENTA DÓLARES” and “FIMA RENTA DOLARES II” funds, as of December 31, 2016, Banco de Galicia y Buenos Aires S.A. holds a total of 7,777,368,861 units under custody for a market value of $37,337,855, which is included in the “Depositors of Securities Held in Custody” account. As of December 31, 2015, the securities held in custody totaled 6,089,643,628 units and their market value amounted to $18,174,700.

The balances of the Mutual Funds as of fiscal year-end are detailed as follows:

Mutual Fund	12.31.16	12.31.15
FIMA Acciones	117,805	75,086
FIMA P.B. Acciones	305,310	254,662
FIMA Renta en pesos	239,066	63,563
FIMA Ahorro pesos	15,955,347	4,704,972
FIMA Renta Plus	247,293	131,712
FIMA Premium	7,130,327	4,794,058
FIMA Ahorro Plus	10,194,730	6,285,433
FIMA Capital Plus	561,800	1,667,188
FIMA Abierto PyMES	187,124	198,026
FIMA Mix I	151,487	—
FIMA Renta Dólares	2,245,266	—
FIMA Renta Dólares II	2,300	—

Total	37,337,855	18,174,700

STORAGING OF DOCUMENTS

Pursuant to General Resolution No. 629 of the C.N.V., Banco de Galicia y Buenos Aires S.A. notes that it has supporting documents regarding accounting and management transactions, which are stored at AdeA (C.U.I.T. No. 30-68233570-6), Plant III located at Ruta Provincial 36 km 31.5 No. 6471 (CP 1888) Bosques, Province of Buenos Aires, with legal domicile at Av. Pte. Roque Sáenz Peña 832 Piso 1, C.A.B.A.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2016 AND DECEMBER 31, 2015

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

NOTE 32. SETTING UP OF FINANCIAL TRUSTS

a) Financial trusts with Banco de Galicia y Buenos Aires S.A. as trustor:

Name	Creation Date	Estimated Maturity Date	Trustee	Trust Assets	Portfolio Transferred			Book Value of Securities Held in Own Portfolio
								12.31.16	12.31.15
Galtrust I	10.13.00	02.04.18	First Trust of New York N.A.	Secured Bonds in Pesos at 2% due 2018 (1)	US$	490,224	(*)	504,874	685,915

(*)	The remaining US$9,776 was transferred in cash.
(1)	In exchange for loans to the Provincial Governments.

b) As of December 31, 2016 and December 31, 2015, Banco de Galicia y Buenos Aires S.A. records in its own portfolio participation certificates and debt securities from financial trusts amounting to $998,152 and $657,471, respectively.

NOTE 33. SEGMENT REPORTING

Grupo Financiero Galicia S.A. measures the performance of each of its business segments mainly in terms of “Net Income.” The segments defined are made up of one or more operating segments with similar economic characteristics, distribution channels and regulatory environments.

Below there is a description of each business segment’s composition:

Banks: It represents the banking business operation results. As of December 31, 2015, in addition to Banco de Galicia y Buenos Aires S.A.’s results of operations, this segment included Banco Galicia Uruguay S.A. (in liquidation)’s results of operations.

Regional Credit Cards: This segment represents the results of operations of the regional credit card business and includes the results of operations of Tarjetas del Mar S.A. and Tarjetas Regionales S.A. consolidated with its subsidiaries, as follows: Cobranzas Regionales S.A., Procesadora Regional S.A., Tarjeta Naranja S.A. and Tarjetas Cuyanas S.A.

Personal Loans – CFA: This segment includes the results of operations of Compañía Financiera Argentina S.A. and Cobranzas y Servicios S.A.

Insurance: This segment represents the results of operations of the insurance companies’ business and includes the results of operations of Sudamericana Holding S.A. consolidated with its subsidiaries, as follows: Galicia Retiro Cía. de Seguros S.A., Galicia Seguros S.A. and Galicia Broker Asesores de Seguros S.A.

Other Businesses: This segment shows the results of operations of Galicia Administradora de Fondos S.A., Galicia Warrants S.A., Net Investment S.A., Galicia Valores S.A. and Grupo Financiero Galicia S.A., the last two net of eliminations of the income from equity investments.

Adjustments: This segment includes consolidation adjustments, eliminations corresponding to transactions conducted between consolidated companies and minority interest.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2016 AND DECEMBER 31, 2015

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

	Banks	Regional Credit Cards	Personal Loans – CFA	Insurance	Other Businesses	Adjustments	12.31.16
Net Financial Income	10,511,441	4,018,519	1,468,501	351,038	(17,876)	37,362	16,368,985
Net Income from Services	6,010,168	5,266,563	300,553	—	429,633	(1,260,732)	10,746,185

Net Operating Income	16,521,609	9,285,082	1,769,054	351,038	411,757	(1,223,370)	27,115,170

Provision for Loan Losses	1,526,264	1,660,879	346,170	—	—	—	3,533,313
Administrative Expenses	10,145,969	5,675,998	1,232,194	515,869	178,568	(130,988)	17,617,610

Operating Income	4,849,376	1,948,205	190,690	(164,831)	233,189	(1,092,382)	5,964,247

Income from Insurance Companies’ Activities	—	—	—	1,272,562	—	1,179,381	2,451,943
Income from Equity Investments	1,689,602	—	952	3,215	—	(1,613,350)	80,419
Minority Interest	—	(320)	—	(2)	—	(402,846)	(403,168)
Miscellaneous Income, Net	408,721	626,487	293,753	(391)	(564)	(51,029)	1,276,977

Net Income before Income Tax	6,947,699	2,574,372	485,395	1,110,553	232,625	(1,980,226)	9,370,418

Income Tax	1,854,000	1,117,678	143,421	387,019	129,978	(279,555)	3,352,541

Net Income for the Fiscal Year	5,093,699	1,456,694	341,974	723,534	102,647	(1,700,671)	6,017,877

	Banks	Regional Credit Cards	Personal Loans – CFA	Insurance	Other Businesses	Adjustments	12.31.15
Net Financial Income	8,352,685	2,685,102	1,255,453	232,208	79	(83,691)	12,441,836
Net Income from Services	4,172,455	4,220,431	270,334	—	247,119	(1,072,941)	7,837,398

Net Operating Income	12,525,140	6,905,533	1,525,787	232,208	247,198	(1,156,632)	20,279,234

Provision for Loan Losses	1,060,955	753,243	400,042	—	—	—	2,214,240
Administrative Expenses	7,394,068	4,167,964	930,407	378,867	103,268	(69,872)	12,904,702

Operating Income	4,070,117	1,984,326	195,338	(146,659)	143,930	(1,086,760)	5,160,292

Income from Insurance Companies’ Activities	—	—	—	775,460	—	1,025,944	1,801,404
Income from Equity Investments	1,432,181	—	2,117	1,977	2	(1,336,151)	100,126
Minority Interest	—	452	—	(1)	—	(365,009)	(364,558)
Miscellaneous Income, Net	(67,381)	427,260	100,846	(1,000)	7,299	(24,467)	442,557

Net Income before Income Tax	5,434,917	2,412,038	298,301	629,777	151,231	(1,786,443)	7,139,821

Income Tax	1,522,000	862,295	139,293	221,226	86,790	(30,180)	2,801,424

Net Income for the Fiscal Year	3,912,917	1,549,743	159,008	408,551	64,441	(1,756,263)	4,338,397

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2016 AND DECEMBER 31, 2015

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

The accounting measurement of assets and liabilities allocated to the above-mentioned segments is as follows:

	12.31.16	12.31.15
Cash and Due from Banks	61,166,250	30,834,663
Government and Private Securities	13,700,800	15,525,090
Loans	137,451,655	98,344,731
Other Receivables Resulting from Financial Brokerage	18,178,275	8,060,768
Receivables from Financial Leases	955,346	958,092
Other Assets	539,140	419,510

Total Assets	231,991,466	154,142,854

	12.31.16	12.31.15
Deposits	151,688,147	100,039,233
Other Liabilities Resulting from Financial Brokerage	57,793,653	37,328,900
Subordinated Notes	4,065,255	3,300,516
Other Liabilities	629,384	488,073

Total Liabilities	214,176,439	141,156,722

NOTE 34. CONTINGENCIES

TAX ISSUES

Banco de Galicia y Buenos Aires S.A.

At the date of these financial statements, provincial tax collection authorities, as well as tax collection authorities from Buenos Aires, are in the process (in different degrees of completion) of conducting audits and assessments mainly regarding the Compensatory Bond granted by the National Government to compensate financial institutions for the losses generated by the asymmetric pesification of loans and deposits.

As regards the assessment of tax collection authorities from Buenos Aires, within the framework of the legal actions brought by Banco de Galicia y Buenos Aires S.A. with the purpose of challenging the assessment of the tax collection authorities, a preliminary injunction was granted by the Argentine Federal Court of Appeals in Administrative Matters for the amount corresponding to the Compensatory Bond, which was ratified by the Supreme Court of Justice. Therefore, the Court ordered the A.G.I.P. (Governmental Public Revenue Authority) to refrain from starting tax enforcement proceedings or otherwise requesting precautionary measures for such purpose until a final judgment is issued. The proceedings are currently pending a decision by the Argentine Federal Court of Appeals in Administrative Matters with regard to the appeal filed by Banco de Galicia y Buenos Aires S.A. against the decision issued on the core issue by the Court of First Instance in November 2013. In any case, it is worth noting the decision issued by the federal prosecutor of the Court of Appeals was favorable to Banco de Galicia y Buenos Aires S.A.

With regard to the city of Buenos Aires’ claims on account of other items, Banco de Galicia y Buenos Aires S.A. adhered to the System for the Settlement of Tax Liabilities in Arrears (Law No. 3461 and the related regulations), which envisaged the total relief of interest and fines. The Bank’s adherence to such system was communicated within the framework of the respective cases before the corresponding judicial authorities.

In connection with the assessments made by tax collection authorities from the Province of Buenos Aires, under the framework of some of the processes under discussion at the Provincial Tax Court’s stage, at this stage of proceedings the decision issued was: (i) unfavorable to Banco de Galicia y Buenos Aires S.A.’s request regarding the items not related to the Compensatory Bond, and (ii) favorable with regard to the non-taxability thereof. Therefore, Banco de Galicia y Buenos Aires S.A. adhered to the System for the Regularization of Tax Debts (Regulatory Decision No. 12 and related decisions), which envisages discounts on the amounts not related to the Compensatory Bond. The Bank’s adherence to such system was communicated within the framework of the respective cases before the corresponding judicial authorities. In turn, the authorities from the Province of Buenos Aires objected to the judgment rendered by

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2016 AND DECEMBER 31, 2015

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

the Provincial Tax Court with regard to the Compensatory Bond, and requested the Court of Appeals in Administrative Matters of La Plata to set such decision aside. Banco de Galicia y Buenos Aires S.A. entered an appearance and filed a motion for lack of jurisdiction, since it believes only the Argentine Supreme Court of Justice has jurisdiction to issue a decision on such a matter. On April 15, 2014, the aforementioned Court sustained the motion for lack of jurisdiction and ordered the proceedings to be filed. The authorities from the Province of Buenos Aires filed an appeal before the Supreme Court of Justice of the Province of Buenos Aires, which has not issued a decision to date.

Furthermore, regarding the claims made by the different jurisdictions, Banco de Galicia y Buenos Aires S.A. has been expressing its disagreement regarding these adjustments at the corresponding administrative and/or legal proceedings.

These proceedings and their possible effects are constantly being monitored by Management. Even though Banco de Galicia y Buenos Aires S.A. considers that it has complied with its tax liabilities in full pursuant to current regulations, the Bank has established provisions that it deems to be adquate for each of such proceedings.

Tarjetas Regionales S.A.

At the date of these consolidated financial statements, the Argentine Revenue Service (A.F.I.P.), Provincial Revenue Boards and Municipalities are in the process of conducting audits and assessments, in different degrees of completion, at the companies controlled by Tarjetas Regionales S.A. Said agencies have served notices and made claims regarding taxes applicable to Tarjetas Regionales S.A.’s subsidiaries. Therefore, the companies are taking the corresponding administrative and legal steps in order to resolve such issues. The original amount claimed for taxes totals $14,461 approximately.

Based on the opinions of their tax advisors, the companies believe that the above-mentioned claims are both legally and technically groundless and that taxes related to the claims have been correctly calculated in accordance with the tax regulations currently in force and existing case law.

Notwithstanding the foregoing, the companies have set up the provisions deemed appropriate pursuant to the evolution of each proceeding.

CONSUMER PROTECTION ASSOCIATIONS

Banco de Galicia y Buenos Aires S.A.

Consumer Protection Associations, on behalf of consumers, have filed claims against Banco de Galicia y Buenos Aires S.A. with regard to the collection of certain financial charges.

The Bank believes that the resolution of these controversies will not have a significant impact on its financial condition.

Compañía Financiera Argentina S.A.

Consumer Protection Associations, on behalf of consumers, have filed claims against Compañía Financiera Argentina S.A. with regard to the collection of certain financial charges. The company believes that the resolution of these controversies will not have a significant impact on its financial condition.

NOTE 35. RISK MANAGEMENT POLICIES

The tasks related to risk information and internal control of each of the controlled companies are defined and carried out, rigorously. This particularly affects the Bank, where the requirements are stringent, as it is a financial institution regulated by the Argentine Central Bank. Apart from applicable local regulations, the Company, in its capacity as a listed company in the United States of America, complies with the certification of its internal controls pursuant to Section 404 of the Sarbanes Oxley Act (Sarbanes Oxley). Corporate risk management is monitored by the Audit Committee, which also gathers and analyzes the information submitted by the main controlled companies.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2016 AND DECEMBER 31, 2015

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

The specific function of the comprehensive management of Banco de Galicia y Buenos Aires S.A.’s risks has been allocated to the Risk Management Division, guaranteeing its independence from the rest of the business areas since it directly reports to Banco de Galicia y Buenos Aires S.A.’s General Division and, at the same time, is involved in the decisions made by each area. In addition, the control and prevention of risks related to asset laundering, funding of terrorist activities and other illegal activities are allocated to the Prevention of Asset Laundering Division. The aim of both divisions is to guarantee the Board of Directors is fully aware of the risks that Banco de Galicia y Buenos Aires S.A. is exposed to, and to design and propose policies and procedures necessary to identify, assess, follow up, control and mitigate such risks.

Banco de Galicia y Buenos Aires S.A. has developed the Capital Adequacy Assessment Process (Proceso de Evaluación de Suficiencia de Capital - PESC) to assess the relationship between the Bank’s own available and necessary resources to maintain an appropriate risk profile. This process shall also allow for the identification of both the economic capital needs and the sources to meet such needs.

The minimum capital requirement with regard to each risk is determined according to the Argentine Central Bank regulations.

In addition, Banco de Galicia y Buenos Aires S.A. has established a risk analysis framework, which has risk acceptance levels, both on an individual and a consolidated basis. Within this framework, metrics have been established (calculated based on current and stress ratios), which are monitored in order to detect situations that may affect the normal course of business, the noncompliance with the strategy and undesired results and/or situations of vulnerability in the face of changes in market conditions. The Risk and Capital Allocation Committee considers and controls Banco de Galicia y Buenos Aires S.A.’s risk profile through a risk appetite report, and defines the actions to be carried out in case of potential deviations from the thresholds set.

FINANCIAL RISKS

Short- and medium-term financial risks are managed within the framework of policies approved by Banco de Galicia y Buenos Aires S.A.’s Board of Directors, which establishes limits on for different risk exposure and also considers their interrelation. Management is supplemented by “contingency plans” devised to face adverse market situations. Furthermore, “stress tests” that make it possible to assess risk exposure under historical and simulated scenarios are created, which identify critical levels of the different risk factors.

LIQUIDITY

Daily liquidity is managed according to the established strategy, which seeks to keep adequate liquid resources to mitigate the adverse effects caused by irregular variations in loans and deposits, in addition to coping with “stress” situations.

The current liquidity policy in force provides for the setting of limits and monitoring of a) liquidity as it relates to stock: a level of “Management Liquidity Requirement” was established as the excess over legal minimum cash requirements, taking into consideration the characteristics and behavior of Banco de Galicia y Buenos Aires S.A.’s different liabilities, and the liquid assets that make up such liquidity were determined as well; and b) cash flow liquidity: gaps between the contractual maturities of consolidated financial assets and liabilities are analyzed and monitored. There is a cap for the gap between maturities, determined based on the gap accumulated against total liabilities permanently complied with during the first year.

Furthermore, the policy sets forth a contingency plan, by currency type, that determines the steps to be taken and the assets from which additional liquid resources can be obtained.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2016 AND DECEMBER 31, 2015

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

With the purpose of mitigating the liquidity risk that arises from deposit concentration per customer, Banco de Galicia y Buenos Aires S.A. has a policy that regulates the concentration of deposits among the main customers.

CURRENCY RISK

Banco de Galicia y Buenos Aires S.A.’s current policy in force establishes limits in terms of maximum “net asset positions” (assets denominated in a foreign currency which are higher than the liabilities denominated in such currency) and “net liability positions” (assets denominated in a foreign currency which are lower than the liabilities denominated in such currency) for mismatches in foreign currency, as a proportion of Banco de Galicia y Buenos Aires S.A.’s R.P.C.

An adequate balance between assets and liabilities denominated in foreign currency is what characterizes the management strategy for this risk factor, seeking to achieve a full coverage of long-term asset-liability mismatches and allowing a short-term mismatch management margin that contributes to the possibility of improving certain market situations. Short- and long-term goals are attained by appropriately managing assets and liabilities and by using the financial products available in our market, particularly “dollar futures” both in institutionalized markets (M.A.E. and RO.F.EX.) and in forward transactions performed with customers.

Transactions in foreign currency futures (Dollar futures) are subject to limits that take into consideration the particular characteristics of each trading environment.

INTEREST RATE RISK

Banco de Galicia y Buenos Aires S.A.’s exposure to the “interest rate risk,” as a result of interest rate fluctuations and the different sensitivity of assets and liabilities, is managed according to the approved strategy. On the one hand, it considers a short-term horizon, seeking to keep the net financial margin within the levels set by the policy. On the other hand, it considers a long-term horizon, the purpose of which is to mitigate the negative impact on the present value of Banco de Galicia y Buenos Aires S.A.’s Shareholders’ Equity in the face of changes in interest rates.

From a comprehensive viewpoint of risk exposure and contributing to including a “risk premium” in the pricing process, the aim is to systematically estimate the “economic capital” used up by the structural risk as per the financial statements (interest rate risk) and the contribution of the “price risk,” in its different expressions, to using up the capital.

MARKET RISK

Trading of and/or investment in government and corporate securities, currencies, derivatives and debt instruments issued by the Argentine Central Bank, which are listed on the capital markets and the value of which varies pursuant to the variation of the market prices thereof, are included within the policy which limits the maximum authorized losses during a year.

The “price risk” (market) is daily managed according to the strategy approved, the purpose of which is to keep Banco de Galicia y Buenos Aires S.A. present in the different derivatives, variable- and fixed-income markets while obtaining the maximum return possible on trading, without exposing the latter to excessive risk levels. Finally, the designed policy contributes to providing transparency and facilitates the perception of the risk levels to which it is exposed.

In order to measure and monitor risks derived from the variation in the price of financial instruments that form the trading securities portfolio, a model known as “Value at Risk” (also known as “VaR”) is used. This model determines for Banco de Galicia y Buenos Aires S.A. individually the possible loss that could be generated by the positions in securities, derivative instruments and currencies under certain parameters.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2016 AND DECEMBER 31, 2015

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

CROSS-BORDER RISK

Banco de Galicia y Buenos Aires S.A.’s foreign trade transactions and management of “treasury” resources imply assuming cross-border risk positions. These exposures related to cross-border assets are in line with Banco de Galicia y Buenos Aires S.A.’s business and financial strategy, the purpose of which is to provide customers with efficient commercial assistance and to improve the management of available liquid resources within an appropriate risk and yield environment.

TRANSFER RISK

The possibility of diversifying funding sources, as contemplated by the liquidity strategy, by obtaining resources in foreign capital markets, involves the possible exposure to potential regulatory changes that hinder or increase the cost of the transfer of foreign currency abroad to meet liability commitments. The policy that manages the risk of transferring foreign currency abroad thus contributes to the liquidity strategy and pursues the goal of reaching an adequate balance between liabilities payable to local counterparties and those payable to foreign counterparties in a return-risk proportion that is adequate for Banco de Galicia y Buenos Aires S.A.’s business and growth.

EXPOSURE TO THE NON-FINANCIAL PUBLIC SECTOR

With the purpose of regulating risk exposure with regard to the non-financial public sector, Banco de Galicia y Buenos Aires S.A. defined a policy which by design contemplates risk exposure in national, provincial and municipal jurisdictions, and set the limits on the direct and total assistance for each of those jurisdictions.

CREDIT RISK

Banco de Galicia y Buenos Aires S.A. uses credit assessment and risk monitoring tools to allow its management on a prompt and controlled basis to control its level of exposure to potential risks and encourages a proper portfolio diversification, both in individual terms and by economic sector.

Strategically, Banco de Galicia y Buenos Aires S.A. has decided to deepen its customers’ knowledge expressed in a specific policy, which allows for providing credit assistance to them according to their financing needs and based on their evaluated attributes, purposes and perspectives.

Banco de Galicia y Buenos Aires S.A.’s credit granting and analysis system is applied in a centralized manner and is based on the concept of “opposition of interests,” which takes place when risk management, credit and commercial duties are segregated, with respect to both retail and wholesale businesses. This allows for an ongoing and efficient monitoring of the quality of assets, an early management of problem loans, aggressive write-offs of uncollectible loans, and a conservative policy on allowances for loan losses.

OPERATIONAL RISK

Pursuant to the best practices and the guidelines determined by the Argentine Central Bank, Banco de Galicia y Buenos Aires S.A. has an Operational Risk Management Division through which it has implemented a Management Framework that includes policies, practices, procedures and structures for the appropriate management of this risk.

Operational Risk is the risk of losses due to the lack of conformity or due to failure of internal processes, the acts of people or systems, or due to external events. It includes the legal, reputational and information technology (IT) risk.

Banco de Galicia y Buenos Aires S.A. manages operational risk inherent in its products, activities and business processes. It also manages the risk associated with the material information systems, technology and information security processes. The IT Risk is the business risk associated with each of the information assets that may cause a negative impact on such entity. For this purpose, the failures in the information security and IT processes are reviewed in connection with the regulatory and legal compliance, the delivery of projects, operations and services and the obsolete IT infrastructure. Finally, Banco de Galicia y Buenos Aires S.A. manages risks derived from subcontracted activities and from services rendered by providers.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2016 AND DECEMBER 31, 2015

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

Furthermore, before launching or introducing new products, activities, processes or systems, their associated risks are properly assessed.

This way, Banco de Galicia y Buenos Aires S.A. has the necessary structure and resources to be able to determine the operational risk profile and thus take the corresponding corrective measures, complying with the regulations set forth by the Argentine Central Bank on guidelines for operational risk management in financial institutions and operational risk events database.

An appropriate management of operational risks also helps improve customer service quality.

In compliance with Communiqué “A” 5398, securitization, concentration, reputational and strategic risks were identified as significant risks, and a computation and measurement method was developed, which is currently being implemented. These risks, together with those mentioned previously, were included in the Capital Adequacy Assessment Report (I.A.C., as per its acronym in Spanish), within the framework of Communiqué “A” 5515.

SECURITIZATION RISK

Securitization is an alternative source of financing and a mechanism for the transfer of risks to investors. Notwithstanding the foregoing, securitization activities and the fast innovation with regard to the techniques and instruments used in such activities also generate new risks, including the following:

i) Credit, market, liquidity, concentration, legal and reputational risks, due to the securitization positions held or invested, including, among others, liquidity facilities and credit enhancements granted; and

ii) Credit risk due to the underlying exposures with regard to securitization.

CONCENTRATION RISK

Risk concentration has to do with the exposure or groups of exposure with similar characteristics, for instance when they belong to the same debtor, counterparty or guarantor, geographic area or economic sector; or because they are secured by the same type of assets used as collateral, with the possibility of generating:

i) Losses with regard to income, regulatory capital, assets or the global risk level, that are significant enough to affect the financial strength of the financial institution or its ability to keep the financial institution’s main transactions;

ii) A major change in the financial institution’s risk profile.

REPUTATIONAL RISK

Reputational risk is defined as the risk associated with a negative perception of the financial institution by customers, counterparties, shareholders, investors, account holders, market analysts and other significant market players, which adversely affects the financial institution’s ability to keep existing business relationships or establish new relationships, and continue having access to funding sources such as the interbank market or the securitization market.

STRATEGIC RISK

Strategic risk is that which arises from an inappropriate business strategy or an adverse change in forecasts, parameters, goals and other functions that support such strategy. Even though estimating this risk is complex, institutions must develop new management techniques that include all the related aspects.

ASSET LAUNDERING RISK

With regards to the control and prevention of asset laundering and funding of terrorist activities, Banco de Galicia y Buenos Aires S.A. complies with the regulations set forth by the Argentine Central Bank, the Financial Information Unit and Law No. 25246, as amended, which creates the Financial Information Unit (U.I.F.), under the jurisdiction of the

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2016 AND DECEMBER 31, 2015

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

Ministry of Justice and Human Rights with functional autarchy. The Financial Information Unit is in charge of analyzing, addressing and reporting the information received, in order to prevent and avoid both asset laundering and funding of terrorist activities.

Banco de Galicia y Buenos Aires S.A. has promoted the implementation of measures designed to fight against the use of the international financial system by criminal organizations. For such purposes, Banco de Galicia y Buenos Aires S.A. has control policies, procedures and structures that are applied using a “risk-based approach,” which allow for the monitoring of transactions, pursuant to the “customer profile” (defined individually based on the information and documentation related to the economic and financial condition of the customer), in order to detect such transactions that should be considered unusual, and to report them to the U.I.F. in applicable cases. The Anti-Money Laundering Management Division (“PLA”, as per its initials in Spanish) is in charge of managing this activity, through the implementation of control and prevention procedures as well as the communication thereof to the rest of the organization by drafting the related handbooks and training all employees. In addition, the management of this risk is regularly reviewed by Internal Audit.

Banco de Galicia y Buenos Aires S.A. has appointed a director as Compliance Officer, pursuant to Resolution 121/11 of the U.I.F., who shall be responsible for ensuring compliance with and implementation of the proceedings and obligations on the issue.

Banco de Galicia y Buenos Aires S.A. contributes to the prevention and mitigation of risks from transaction-related criminal behaviors, by being involved in the international regulatory standards adoption process.

In compliance with Communiqué “A” 5394, as amended, issued by the Argentine Central Bank, Banco de Galicia y Buenos Aires S.A. quarterly publishes in its website (http://www.bancogalicia.com.ar) a document entitled “Disciplina de Mercado,” where there is information related to the structure and adequacy of regulatory capital, the exposure to the different risks and the management thereof.

NOTE 36. CORPORATE GOVERNANCE TRANSPARENCY POLICY

GRUPO FINANCIERO GALICIA S.A.

Grupo Financiero Galicia S.A.’s Board of Directors is the Company’s highest management body. It is made up of eight (8) directors and three (3) alternate directors, who must have the necessary knowledge and skills to clearly understand their responsibilities and duties within the corporate governance, and to act with the loyalty and diligence of a good businessman.

As set out in its bylaws, the term of office for both directors and alternate directors is three (3) years; they are partially changed every year and may be reelected indefinitely.

The Company complies with the appropriate standards regarding total number of directors, as well as the number of independent directors. Furthermore, its bylaws provide for the flexibility necessary to adapt the number of directors to the possible changes in the conditions in which the Company carries out its activities, from three (3) to nine (9) directors.

The Board of Directors complies, in every relevant respect, with the recommendations included in the Code on Corporate Governance as Schedule IV to Title IV of the regulations issued by the National Securities Commission (Text amended in 2013).

It also monitors the application of the corporate governance policies provided for by the regulations in force through the Audit Committee and the Committee for Information Integrity. Periodically, the Committees provide the Board of Directors with information, and the Board gets to know the decisions of each Committee. What is appropriate is transcribed in the minutes drafted at the Board of Directors’ meetings.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2016 AND DECEMBER 31, 2015

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

The Audit Committee set by Capital Markets Law No. 26831 and the C.N.V.’s regulations is formed by three (3) independent directors, and the Committee for Information Integrity’s mission is to comply with the provisions of Sarbanes-Oxley.

Basic Holding Structure

Grupo Financiero Galicia S.A. is a company whose sole purpose is to conduct financial and investment activities as per Section 31 of the Argentine General Corporations Law. That is to say, it is a holding company whose activity involves managing its equity investments, assets and resources.

Within the group of companies in which the Company has an interest, Banco de Galicia y Buenos Aires S.A. stands out, in which the former has a controlling equity interest, being its main asset as well. Banco de Galicia y Buenos Aires S.A., as a banking institution, is subject to certain regulatory restrictions imposed by the Argentine Central Bank. In particular, Banco de Galicia y Buenos Aires S.A. can only hold a 12.5% interest in the capital stock of companies that do not carry out activities considered supplementary by the Argentine Central Bank. Therefore, the Company holds, either directly or indirectly, the remaining interests in several companies. In addition, the Company indirectly holds a number of equity investments in supplementary companies that belong to Banco de Galicia y Buenos Aires S.A. as the controlling company.

Since the Company is a holding company, it has a limited personnel structure, and, therefore, many of the business organization requirements, common for big productive institutions, cannot be applied to this company.

To conclude, one should note that the Company is under the control of a pure holding company, EBA Holding S.A., which has the number of votes necessary to maintain a majority of votes at the Shareholders’ Meetings, although it does not have any managerial functions over the Company and the Company has no group relationship with EBA Holding S.A.

Compensation Systems

Directors’ compensation is defined by the General Shareholders’ Meeting and is fixed within the limits established by law and the corporate bylaws.

The Audit Committee expresses its opinion on whether compensation proposals for Directors are reasonable, taking into consideration market standards.

Business Conduct Policy

The Company has consistently shown respect for the rights of its shareholders, reliability and accuracy in the information provided, transparency as to its policies and decisions, and caution with regard to the disclosure of strategic business issues.

Code of Ethics

Grupo Financiero Galicia S.A. has a Code of Ethics formally approved that guides its policies and activities. It considers business objectivity and conflict-of-interests related-aspects, and how the employee should act upon identifying a breach of the Code of Ethics.

BANCO DE GALICIA Y BUENOS AIRES S.A.

Banco de Galicia y Buenos Aires S.A.’s Board of Directors is the Bank’s highest management body. It is currently made up of seven (7) directors and three (3) alternate directors, who have the necessary knowledge and skills to clearly understand their responsibilities and duties within the corporate governance, and act with the loyalty and diligence of a good businessman.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2016 AND DECEMBER 31, 2015

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

Banco de Galicia y Buenos Aires S.A. complies with the appropriate standards regarding total number of directors, as well as number of independent directors. Furthermore, its bylaws provide for the flexibility necessary to adapt from three (3) to nine (9) directors to the possible changes in the conditions in which the Bank carries out its activities.

The General Shareholders’ Meeting has the power to establish the number of directors, both independent and non-independent ones, and appoint them. Out of the seven directors, two are independent. In addition, one of the alternate directors is independent. The independence concept is defined in the regulations set forth by the C.N.V. and the Argentine Central Bank regulations.

As regards prevention of conflicts of interest, the provisions set forth in the General Corporations Law and the Capital Markets Law are applicable.

As set out in the bylaws, the term of office for both directors and alternate directors is three (3) years; two-thirds of them (or a fraction of at least three) are changed every year and may be reelected indefinitely.

The Board of Directors’ meeting is held at least once a week and when required by any director. The Board of Directors is responsible for Banco de Galicia y Buenos Aires S.A.’s general management and makes all the necessary decisions to such end. The Board of Directors’ members also take part, to a greater or lesser extent, in the commissions and committees created. Therefore, they are continuously informed about the Bank’s course of business and become aware of the decisions made by such bodies, which are transcribed into minutes.

Additionally, the Board of Directors receives a monthly report prepared by the General Manager, the purpose of which is to report the material issues and events addressed at the different meetings held between the General Manager and Senior Management. The Board of Directors becomes aware of such reports, as evidenced in the minutes.

In connection with directors’ training and development, Banco de Galicia y Buenos Aires S.A. has a program, which is reviewed every six months, whereby they regularly attend courses and seminars of different kinds and subjects.

Banco de Galicia y Buenos Aires S.A.’s executives, including directors, have proved updated knowledge and skills, and the Board of Directors’ performance is the most effective, which corresponds with the current dynamics of this body.

According to the activities carried out by Banco de Galicia y Buenos Aires S.A., effective laws and corporate strategies, the following committees have been created to achieve an effective control over all activities performed by the Bank:

Risk and Capital Allocation Committee

It is in charge of approving and analyzing the capital allocation, establishing risk policies and monitoring the Bank’s risk.

Follow-up and Performance Committee

This committee is in charge of presenting the evolution of the macroeconomic situation for the given period, presenting and analyzing trends and benchmarks, submitting, analyzing and discussing the different strategic matters of the Bank’s areas and subsidiaries, and disclosing and analyzing performance.

High Credit Committee

This committee’s function is to approve and sign credit ratings and grant transactions related to high-risk groups and customers, i.e. greater than 2.5% of the Bank’s individual Computable Regulatory Capital, loans to financial institutions (local or foreign) and related customers, in which case two thirds of the Board of Directors is required to participate.

Low Credit Committee

This committee’s function is to approve and sign the credit ratings and grant transactions related to medium-risk groups and customers, equal to amounts greater than 1% of the Bank’s individual Computable Regulatory Capital.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2016 AND DECEMBER 31, 2015

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

Asset and Liability Management Committee

This committee is in charge of analyzing the fundraising and its placement in different assets. This committee is also responsible for the follow-up and control of liquidity, interest-rate and currency mismatches, and management thereof.

Information Technology Committee

This committee is in charge of supervising and approving the development plans of new systems and their budgets, as well as supervising these systems’ budget control. It is also responsible for approving the general design of the systems’ structure, the main processes thereof and the systems implemented, as well as monitoring the quality of the Bank’s systems, within the policies established by the Board of Directors.

Audit Committee

The Audit Committee is responsible for helping the Board of Directors, in performing the control function of the Bank and its controlled companies and the companies in which it owns a stake, in order to fairly ensure the following objectives:

•	Effectiveness and efficiency of operations;

•	Reliability of the accounting information;

•	Compliance with applicable laws and regulations; and

•	Compliance with the goals and strategy set by the Board of Directors.

Committee for the Control and Prevention of Money Laundering and Funding of Terrorist Activities (CPLA/FT as per its initials in Spanish)

This committee is in charge of planning, coordinating and ensuring compliance with the policies on anti-money laundering and funding of terrorist activities set and approved by the Board of Directors.

Committee for Information Integrity

This committee is in charge of encouraging compliance with the provisions of Sarbanes-Oxley (2002).

Human Resources and Governance Committee

This commiittee is in charge of presenting the succession of the General Manager and Division Managers, analyzing and establishing the General Manager’s and Division Managers’ compensation, and monitoring the performance matrix of Department and Division Managers.

Performance Reporting Committee

This committee is in charge of monitoring the performance and results of operations, and evaluating the macro situation.

Liquidity Crisis Committee

This committee is in charge of evaluating the situation upon facing a liquidity crisis and deciding the steps to be implemented to tackle it.

Strategy and New Businesses Committee

This committee is in charge of analyzing new businesses.

Banco de Galicia y Buenos Aires S.A. considers the General Manager and Division Management reporting to the General Manager as Senior Management. These are detailed as follows:

•	Retail Banking Division

•	Wholesale Banking Division

•	Finance Division

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2016 AND DECEMBER 31, 2015

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

•	Comprehensive Corporate Services Division

•	Organizational Development and Human Resources Division

•	Risk Management Division

•	Credit Division

•	Strategic Planning and Management Control Division

•	Customer’s Experience Division

Senior Management’s main duties are as follows:

•	Ensure that the Bank’s activities are consistent with the business strategy, the policies approved by the Board of Directors and the risks to be assumed.

•	Implement the necessary policies, procedures, processes and controls to manage operations and risks cautiously, meet the strategic goals set by the Board of Directors and ensure that the latter receives material, full and timely information so that it may assess management and analyze whether the responsibilities assigned are effectively fulfilled.

•	Monitor the managers from different divisions, in line with the policies and procedures set by the Board of Directors and establish an effective internal control system.

Basic Holding Structure

Banco de Galicia y Buenos Aires S.A.’s majority shareholder is the Company, which has full control of its shares and votes. In turn, Banco de Galicia y Buenos Aires S.A. holds equity investments in supplementary companies as controlling company, as well as minority interests in companies whose controlling company is Grupo Financiero Galicia S.A. From a business point of view, this structure allows the Bank to take advantage of significant synergies that guarantee the loyalty of its customers and additional businesses. All business relationships with these companies, whether permanent or occasional in nature, are fostered under the normal and usual market conditions and this is true when Banco de Galicia y Buenos Aires S.A. holds either a majority or minority interest. Grupo Financiero Galicia S.A.’s Board of Directors submits to the Shareholders’ Meeting’s vote which shall be the Company’s vote, in its capacity as controlling company, at Banco de Galicia y Buenos Aires’s Shareholders’ Meeting. The same method of transparency and information as to its controlled companies and the companies it owns a stake in is applied at the Bank’s Shareholders’ Meetings, which are always attended by directors and officers thereof and the Board of Directors always provides detailed information about the Company’s activities.

Business Conduct Policy and/or Code of Ethics

Banco de Galicia y Buenos Aires S.A. has a formally approved Code of Ethics that guides its policies and activities. It considers business objectivity and conflict of interest related aspects, and how the employee should act upon identifying a breach of the Code of Ethics, with the involvement of the Conduct Committee.

Information Related to Personnel Economic Incentive Practices

The Human Resources and Governance Committee, composed of two (2) Directors, the Managing Director and the Organizational Development and Human Resources Division Manager, is in charge of establishing the compensation policy for Banco de Galicia y Buenos Aires S.A.’s personnel.

It is the policy of Banco de Galicia y Buenos Aires S.A. to manage the full compensation of its personnel based on the principles of fairness, meritocracy and justice, within the framework of the legal regulations in force.

The aim of this policy is to provide an objective and fair basis, through the design and implementation of tools for the management of the fixed and variable compensation paid to each employee, based on the scope and complexity of each position’s responsibilities, individual performance with regard to compliance thereof, contribution to the Bank’s results and conformity to market values, with the purpose of:

•	Attracting and creating loyalty with regard to quality personnel suitable for the achievement of the business strategy and goals.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2016 AND DECEMBER 31, 2015

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

•	Being an individual motivation means.

•	Easing the decentralized management of compensation administration.

•	Allowing the effective budget control of personnel costs.

•	Guaranteeing internal fairness.

In order to monitor and guarantee both external and internal fairness with regard to the payment of fixed and variable compensation, the Compensation area uses, and puts at the disposal of the Senior Management and the Human Resources Committee, market surveys published by consulting firms specialized in compensation issues, pursuant to the market positioning policies defined by the management division for the different corporate levels.

With the purpose of gearing individuals towards the achievement of attainable results that contribute to the global performance of the Bank/Area, and to the increase in motivation for the common attainment of goals, differentiating individual contribution, Banco de Galicia y Buenos Aires S.A. has different variable compensation systems:

1.	Business Incentives and/or Incentives through Commissions system for business areas.

2.	Annual Bonus System for management levels, officers and the rest of the employees who are not included in the business incentives system. The annual bonus is determined based on individual performance and Banco de Galicia y Buenos Aires S.A.’s results, and is paid in the first quarter of the next fiscal year. To determine the variable compensation for the senior management and middle management, the Bank uses the Management Performance Assessment System. This system has been designed to include both qualitative and quantitative K.P.I. (Key Performance Indicators). In particular, quantitative Key Performance Indicators are designed with respect to at least three minimum aspects:

•	Results.

•	Business volume or size.

•	Projections: Indicators that protect the business for the future (For example: Quality, internal and external customer satisfaction, risk coverage, work environment, etc.).

The significance or impact of each of them is monitored and adjusted yearly pursuant to the strategy approved by the Board of Directors.

The interaction among these three aspects seeks to make incentives related to results and growth consistent with the risk thresholds determined by the Board of Directors.

In turn, there is no deferred payment of variable compensation subject to the occurrence of future events or in the long term, taking into consideration that the business environment in the Argentine financial system is characterized by being mainly transactional, with lending and borrowing transactions with a very short seasoning term.

Annual budget and management control – the latter carried out monthly in a general manner and quarterly in a more detailed manner - include different risk ratios, including the ratio between compensation and risks undertaken.

Variable compensation is only paid in cash. There are no payments in shares.

Every change to this policy is submitted to Banco de Galicia y Buenos Aires S.A.’s Human Resources and Governance Committee for its consideration.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2016 AND DECEMBER 31, 2015

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

NOTE 37. PENALTIES IMPOSED ON BANCO DE GALICIA Y BUENOS AIRES S.A. AND SUMMARY PROCEEDINGS COMMENCED BY THE ARGENTINE CENTRAL BANK

Penalties Imposed on Banco de Galicia y Buenos Aires S.A. Existing as of December 31, 2016:

Argentine Central Bank’s Financial Summary Proceedings No. 1308. Penalty notification date: October 28, 2013. Reason for the imposition of the penalty: Alleged non-compliance with the regulations on prevention of money laundering, due to lack of files and of customers’ awareness. Penalty amount and responsible individuals penalized (penalties): Banco de Galicia y Buenos Aires S.A. $230; Daniel A. Llambías $220; Luis M. Ribaya $172; Antonio R. Garcés $169; Enrique M. Garda Olaciregui $126; Eduardo A. Fanciulli $126; Sergio Grinenco $120; Guillermo J. Pando $120; and Pablo Garat $70. Status of the pending proceedings: federal extraordinary appeal before the Argentine Supreme Court of Justice (CSJN, as per its initials in Spanish) against the judgment passed by the Argentine Federal Court of Appeals in Administrative Matters that dismissed the appeal filed by the damaged parties against the penalties applied. Accounting treatment: Fines were paid in full and charged to income for the corresponding fiscal year.

Argentine Central Bank’s Financial Summary Proceedings No. 1223 and 1226 (accumulated). Penalty notification date: November 15, 2013. Reason for the imposition of the penalty: Alleged non-compliance with Communiqué “A” 3426 and Communiqué “A” 3381 of the Argentine Central Bank, and alleged non-compliance with restrictions related to assistance to related customers. Penalty amount and responsible individuals penalized (penalties): Banco de Galicia y Buenos Aires S.A. $400; José H. Petrocelli $328; Luis M. Ribaya $328; Eduardo J. Zimermann $324; Antonio R. Garcés $400; Eduardo H. Arrobas $400; Daniel A. Llambías $400; Eduardo J. Escasany $260; Federico Braun $260; and Abel Ayerza $258. In the case of Messrs. Juan M. Etchegoyhen, Federico M. Caparrós Bosch, Jorge Grouman, Norberto R. Armando (deceased), Daniel Morgan (deceased), Luis O. Oddone, Ricardo A. Bertoglio (deceased), Norberto D. Corizzo and Adolfo H. Melian, warning penalty. Status of the proceedings: the case is being currently analyzed by the CSJN. Accounting treatment: Fines were paid in full and charged to income for the corresponding fiscal year.

U.I.F.’s Summary Proceedings No. 68/09. Penalty notification date: February 25, 2010. Reason for the imposition of the penalty: Alleged omission to report suspicious activities, in possible infringement of Act No. 25246. Penalty amount and responsible individuals penalized (penalties): Banco de Galicia y Buenos Aires S.A. $2,242; Eduardo A. Fanciulli $812; Enrique M. Garda Olaciregui $1,429. Status of the proceedings: Division I of the Argentine Federal Court of Appeals in Administrative Matters partially revoked the penalties, releasing Eduardo A. Fanciulli from any liability and reducing the fines imposed. The U.I.F. and other parties involved filed federal extraordinary appeals before the CSJN. Accounting treatment: As of December 31, 2016 and 2015, a provision for $4,483 has been set up.

U.I.F.’s Summary Proceedings No. 213/12. Penalty notification date: May 6, 2014. Reason for the imposition of the penalty: Alleged omission to report suspicious activities, in infringement of Law No. 25246, Section 24. Penalty amount and responsible individuals penalized (penalties): Banco de Galicia y Buenos Aires S.A. $324; Enrique M. Garda Olaciregui, Pablo M. Garat, Sergio Grinenco, Pablo Gutierrez, Guillermo J. Pando, Luis M. Ribaya and Antonio R. Garcés $324, jointly. Status of the proceedings: an appeal against the penalties was filed with the Argentine Federal Court of Appeals in Administrative Matters, which decided to consider the power to impose penalties on the Bank and the individuals on whom charges have been filed extinguished. The U.I.F. filed a federal extraordinary appeal before the CSJN. Accounting treatment: As of December 31, 2016, a provision for $648 has been set up.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2016 AND DECEMBER 31, 2015

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

Summary Proceedings Commenced by the Argentine Central Bank (with no Penalties) Pending as of December 31, 2016:

Summary Proceedings No. 6075. Notification date: January 26, 2015. Charges Filed: Alleged infringement of Communiqué “A” 4940, “A” 4662 and “C” 51232 of the Argentine Central Bank upon carrying out eight foreign exchange transactions. Individuals subject to summary proceedings: Banco de Galicia y Buenos Aires S.A., Alejandro Antonelli, Sergio Lenzuen, Daniel B. Toloza, Ignacio J. Castro, José A. Petracca, Juan C. Litardo, Laura C. Cifala, Marcela R. Skrebutenas, María J. Baldatti, María V. Lema, Marina A. de Sierra, Matías L. Alvarez, Matías N. Abate, María B. Troitiño, Natalia Bortoli, Alejandro Schlimovich Ricciardi and Sandra P. Jaleh Camin. Status of the proceedings: a defense brief was filed and the lack of definition by the most favorable criminal law was put forward. Both are being analyzed by the Argentine Central Bank’s Management Division of Foreign Exchange Litigation Matters.

Argentine Central Bank’s Financial Summary Proceedings No. 1454 - Record 101059/14. Notification date: September 16, 2015. Charges Filed: Alleged infringement of Argentine Central Bank’s Communiqué “A” 5640. Individuals subject to summary proceedings: Banco de Galicia y Buenos Aires S.A., Sergio Grinenco, Pablo Gutierrez, Pablo M. Garat, Ignacio Abel Gonzalez, Guillermo J. Pando, Luis M. Ribaya, Raúl H. Seoane, Ignacio H. Villa Del Prat, Juan Agustín Núñez, Ariel F. Phoyu, Walter R. Buono, Eduardo S. Coscueta, Sebastián Torriti and Jorge L. García. On September 30, 2015, a defense was filed with the Argentine Central Bank. Status of the proceedings: a defense was filed with the Argentine Central Bank, which is being analyzed by such entity’s Management Division of Financial Litigation Matters.

Summary Proceedings No. 6669. Notification date: December 29, 2015. Charges Filed: Alleged breach of Section 1, Subsection c), e) and f) of Law No. 19359 integrated into Argentine Central Bank’s Communiqué “A” 3471, 3826 and 5264. Individuals subject to summary proceedings: Banco de Galicia y Buenos Aires S.A., María José Baldatti de Iorio and Laura Cecilia Cifala. Status of the proceedings: a defense brief was filed, which is being analyzed by the Argentine Central Bank’s Management Division of Foreign Exchange Litigation Matters.

Summary Proceedings No. 6681. Notification date: December 30, 2015. Charges filed: Alleged breach of Section 1, Subsection c), e) and f) of Law No. 10959 integrated into point 1 of Argentine Central Bank’s Communiqué “A” 5397 and 4.1 of Argentine Central Bank’s Communiqué “A” 5264. Individuals subject to summary proceedings: Banco de Galicia y Buenos Aires S.A., María José Baldatti de Iorio, Roberto Fernandez and María Soledad Paz. Status of the proceedings: a defense brief was filed and the lack of definition by the most favorable criminal law was put forward, which was partially sustained by the Argentine Central Bank’s Management Division of Foreign Exchange Litigation Matters. The latter decided to partially file the proceedings. The case is currently being analyzed and a new lack of definition by the most favorable criminal law was put forward.

Summary Proceedings No. 6670. Notification date: February 16, 2016. Charges Filed: Alleged breach of Section 1, Subsection c), e) and f) of Law No. 19359 integrated into Argentine Central Bank’s Communiqué “A” 5377 (amending point 3 of Annex to Communiqué “A” 5264). Individuals subject to summary proceedings: the Bank, María José Baldatti de Iorio, José Antonio Petracca and María Paula Petzl. Status of the proceedings: a defense brief was filed and the lack of definition by the most favorable criminal law was put forward. Both are being analyzed by the Argentine Central Bank’s Management Division of Foreign Exchange Litigation Matters.

Summary Proceedings No. 6876. Notification date: May 20, 2016. Charges Filed: Alleged breach of Section 1, Subsection c), e) and f) of Law No. 19359 integrated into Argentine Central Bank’s Communiqué “A” 3471, 5264 and 5377. Individuals subject to summary proceedings: the Bank, María José Baldatti de Iorio, Natalia Stella Maris Mesiano and María Paula Petzl. Status of the proceedings: a defense brief was filed and the lack of definition by the most favorable criminal law was put forward. Both are being analyzed by the Argentine Central Bank’s Management Division of Foreign Exchange Litigation Matters.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2016 AND DECEMBER 31, 2015

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

Summary Proceedings No. 6988. Notification date: August 25, 2016. Charges filed: Alleged breach of Section 1, Subsection c), e) and f) of Law No. 19359 integrated into Argentine Central Bank’s Communiqué “A” 3471, 3826, 5264 and 5265. Individuals subject to summary proceedings: María José Baldatti de Iorio, Laura Cecilia Cifala. Status of the proceedings: the defense has not been filed yet, which is in the process of being drafted.

NOTE 38. SUBSEQUENT EVENTS

On January 12, 2017, the decision made was to accept the offer to buy all the shares in Compañía Financiera Argentina S.A. and in Cobranzas y Servicios S.A. Such offer was made by Mr. Julio Alfredo Fraomeni and Galeno Capital S.A.U. The closing of the transaction is subject to the prior compliance with the conditions set out in the offer, such as the Argentine Central Bank’s approval.

The price offered is subject to certain adjustment variables, the effect of which may vary according to the time when the transaction is finally closed with its approval by the regulatory authorities. Notwithstanding the foregoing, we believe that the economic result of the transaction will not cause a significant impact on the Company’s shareholders’ equity.

GRUPO FINANCIERO GALICIA S.A.

BALANCE SHEET

AS OF DECEMBER 31, 2016 AND DECEMBER 31, 2015

Figures Stated in Thousands of Pesos ($)

	Notes	Schedules	12.31.16	12.31.15
Assets
Current Assets
Cash and Due from Banks	2 and 11		320	799
Investments	9 and 11	D and G	199,459	22,113
Other Receivables	3, 9 and 11	E and G	39,292	48,441

Total Current Assets			239,071	71,353

Non-current Assets
Other Receivables	3, 11 and 13	E and G	—	143,372
Investments	9	B and C	20,513,853	14,830,138
Fixed Assets		A	—	216

Total Non-current Assets			20,513,853	14,973,726

Total Assets			20,752,924	15,045,079

Liabilities
Current Liabilities
Financial Debt	4, 9 and 15		363,956	164,523
Salaries and Social Security Contributions	5 and 9		2,652	2,047
Tax Liabilities	6 and 9		27,562	38,432
Other Liabilities	7, 9 and 11	G	6,050	7,205

Total Current Liabilities			400,220	212,207

Non-current Liabilities
Financial Debt	4 and 15		—	348,045
Other Liabilities	7 and 9		6	6

Total Non-current Liabilities			6	348,051

Total Liabilities			400,226	560,258

Shareholders’ Equity (per Related Statement)			20,352,698	14,484,821

Total Liabilities and Shareholders’ Equity			20,752,924	15,045,079

The accompanying Notes 1 to 16 and Schedules A, B, C, D, E, G, and H are an integral part of these financial statements.

GRUPO FINANCIERO GALICIA S.A.

INCOME STATEMENT

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2016 AND DECEMBER 31, 2015

Figures Stated in Thousands of Pesos ($)

	Notes	Schedules	12.31.16	12.31.15
Net Income on Investments in Related Institutions			6,145,095	4,427,554

Administrative Expenses	11	H	(58,327)	(26,955)

Financial and Holding Loss	11		(77,252)	(60,605)

Generated by Assets			43,224	57,906
Interest
On Special Checking Account Deposits			1	2
On Mutual Funds			5,504	2,716
On Time Deposits			21	25
Income / Loss from Government and Corporate Securities			15,484	62
Foreign Exchange Income			22,214	55,101
Generated by Liabilities			(120,476)	(118,511)
Interest
On Financial Debt	(*)		(118,613)	(116,276)
Others			(588)	(318)
Foreign Exchange Loss			(1,275)	(1,917)

Other Income and Expenses - Income / (Loss)			8,361	(1,597)

Net Income before Income Tax			6,017,877	4,338,397

Income Tax	13		—	—

Net Income for the Fiscal Year	14		6,017,877	4,338,397

(*)	Balances net of eliminations corresponding to transactions conducted with companies included in Section 33 of Law No. 19550. See Note 11.

The accompanying Notes 1 to 16 and Schedules A, B, C, D, E, G, and H are an integral part of these financial statements.

GRUPO FINANCIERO GALICIA S.A.

STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2016 AND DECEMBER 31, 2015

Figures Stated in Thousands of Pesos ($)

Item	Shareholders’ Contributions (*)					Retained Earnings (**)			Total Shareholders’ Equity
	Capital Stock	Capital Adjustment	Premium for Negotiation of Shares in Own Portfolio	Additional Paid-in Capital	Total	Legal Reserve	Discretionary Reserve	Unappropriated Retained Earnings
Balances as of 12.31.14	1,300,265	278,131	606	218,990	1,797,992	291,248	4,819,394	3,337,790	10,246,424

Distribution of Unappropriated Retained Earnings (1)
Legal Reserve	—	—	—	—	—	24,432	—	(24,432)	—
Discretionary Reserve	—	—	—	—	—	—	3,213,358	(3,213,358)	—
Cash Dividends	—	—	—	—	—	—	—	(100,000)	(100,000)
Income for the Fiscal Year	—	—	—	—	—	—	—	4,338,397	4,338,397

Balances as of 12.31.15	1,300,265	278,131	606	218,990	1,797,992	315,680	8,032,752	4,338,397	14,484,821

Balances as of 12.31.15	1,300,265	278,131	606	218,990	1,797,992	315,680	8,032,752	4,338,397	14,484,821

Distribution of Unappropriated Retained Earnings (2)
Discretionary Reserve	—	—	—	—	—	—	4,188,397	(4,188,397)	—
Cash Dividends	—	—	—	—	—	—	—	(150,000)	(150,000)
Income for the Fiscal Year	—	—	—	—	—	—	—	6,017,877	6,017,877

Balances as of 12.31.16	1,300,265	278,131	606	218,990	1,797,992	315,680	12,221,149	6,017,877	20,352,698

(*)	See Note 8.
(**)	See Note 12.
(1)	Approved by the Ordinary Shareholders’ Meeting held on April 29, 2015.
(2)	Approved by the Ordinary Shareholders’ Meeting held on April 26, 2016.

The	accompanying Notes 1 to 16 and Schedules A, B, C, D, E, G, and H are an integral part of these financial statements.

GRUPO FINANCIERO GALICIA S.A.

STATEMENT OF CASH FLOWS AND CASH EQUIVALENTS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2016 AND DECEMBER 31, 2015

Figures Stated in Thousands of Pesos ($)

	Notes	12.31.16	12.31.15
Changes in Cash
Cash at Beginning of Fiscal Year	1.I	22,912	10,188
Cash at Fiscal Year-end	1.I	163,299	22,912

Net Increase in Cash		140,387	12,724

Causes for Changes in Cash
Operating Activities
Collections for Services		3,258	—
Payments to Suppliers of Goods and Services		(37,686)	(17,860)
Personnel Salaries and Social Security Contributions		(8,040)	(4,908)
Payments of Other Taxes		(18,111)	(9,225)
Collections for Other Operating Activities, Net		7,633	8,465

Net Cash Flow Used in Operating Activities		(52,946)	(23,528)

Investing Activities
Collection of Dividends		430,810	189,589
Investment Collections		152,705	—
Collections for Sale of Fixed Assets		210	—

Net Cash Flow Provided by Investing Activities		583,725	189,589

Financing Activities
Payments of Interest, Net		(100,237)	(99,177)
Loans Received		—	45,840
Financing Payment		(140,155)	—
Distribution of Dividends		(150,000)	(100,000)

Net Cash Flow Used in Financing Activities		(390,392)	(153,337)

Net Increase in Cash		140,387	12,724

The accompanying Notes 1 to 16 and Schedules A, B, C, D, E, G, and H are an integral part of these financial statements.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2016 AND DECEMBER 31, 2015

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

NOTE 1. BASIS FOR THE PREPARATION OF THE FINANCIAL STATEMENTS

These financial statements have been stated in thousands of Argentine Pesos and prepared in accordance with disclosure and valuation accounting standards contained in the Technical Pronouncements issued by the F.A.C.P.C.E., approved by the C.P.C.E.C.A.B.A. and the C.N.V., with the considerations mentioned in Note 1 to the consolidated financial statements in relation to the criteria for the valuation of the subsidiaries Banco de Galicia y Buenos Aires S.A. and Sudamericana Holding S.A.

The preparation of financial statements at a given date requires the Company’s Management to make estimates and assessments regarding events and/or situations and/or circumstances that affect or may affect the amounts of assets and liabilities reported and the disclosure of contingent assets and liabilities at that date, as well as the income and expenses recorded for the fiscal year. The Company’s Management makes estimates in order to calculate, at any given moment, for example, the depreciation charges, the recoverable value of assets, the income tax charge and provisions for contingencies. Estimates and assessments made as of the date that these financial statements were prepared may differ from the situations, events and/or circumstances that may finally occur in the future.

On March 25, 2003, the Argentine National Executive Branch issued Decree No. 664 establishing that financial statements for fiscal years ending as from said date be stated in nominal currency. Consequently, in accordance with Resolution No. 441/03 of the C.N.V., the Company discontinued the restatement of its financial statements as of March 1, 2003. This criterion is not in line with Argentine GAAP, under which financial statements are to be restated until September 30, 2003. Nevertheless, this departure has not produced a significant effect on the financial statements.

The index used for restating the items in these financial statements was the domestic wholesale price index published by the Argentine Institute of Statistics and Census (I.N.D.E.C.).

The most significant accounting policies used in preparing the Financial Statements are listed below:

A. ASSETS AND LIABILITIES IN DOMESTIC CURRENCY

Monetary assets and liabilities which include, where applicable, the interest accrued at fiscal year-end, are stated in period-end currency and therefore require no adjustment whatsoever.

B. ASSETS AND LIABILITIES IN FOREIGN CURRENCY (U.S. DOLLARS)

The assets and liabilities in foreign currency were stated at the U.S. Dollar exchange rate set by the Argentine Central Bank, at the close of operations on the last business day of the fiscal year.

Interest receivable or payable has been accrued, where applicable.

C. INVESTMENTS

C.1. Current

Time and special checking account deposits have been measured at their face value, plus accrued interest at fiscal year-end.

Argentine mutual fund units have been valued at fiscal year-end closing price.

Government securities as of fiscal year-end are valued at their acquisition cost increased on an exponential basis according to their internal rate of return.

C.2. Non-current

The equity investments in companies are recognized using the equity method as of fiscal year-end.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2016 AND DECEMBER 31, 2015

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

The consolidated financial statements of Sudamericana Holding S.A. have been prepared pursuant to the regulations of the Argentine Superintendent of Insurance (S.S.N.), which differ from Argentine GAAP in certain aspects. Nevertheless, this departure has not produced a significant effect on the Company’s financial statements.

The equity investments in Banco de Galicia y Buenos Aires S.A. and Compañía Financiera Argentina S.A. have been recognized using the equity method, which arises from financial statements prepared in accordance with Argentine Banking GAAP, which differ in the aspects mentioned in Note 1.15. to the consolidated financial statements from Argentine GAAP.

The valuation of the minority interest in Compañía Financiera Argentina S.A. does not exceed the estimated recoverable values. See Note 16.

D. GOODWILL

Goodwill resulting from the acquisition of shares in other companies, which is recorded under “Investments”, has been valued at its acquisition cost, net of the corresponding accumulated amortization, calculated proportionally over the estimated useful life.

Amortization is assessed on a straight-line basis in equal monthly installments, with an amortization term of 120 months. See Schedule B.

The updated residual value of the assets does not exceed their estimated recoverable value at fiscal year-end.

E. FIXED ASSETS

Fixed Assets have been valued at their acquisition cost, restated at constant currency as mentioned in this Note, net of the corresponding accumulated depreciation.

Depreciation charges are calculated following the straight-line method, at rates determined based on the useful life assigned to the assets, which is 60 months for hardware and software and furniture and fixtures.

The updated residual value of the assets, taken as a whole, does not exceed their value-in-use at fiscal year-end.

At the end of fiscal year 2016, the Company retired from its assets those that, due to their physical and/or technological obsolescence, were not useful for their intended purpose, and which pieces could not be used or exploited. See Schedule A.

F. FINANCIAL DEBT

Financial debt has been valued pursuant to the amount of money received, plus the accrued portion of interest as of fiscal year-end.

G. INCOME TAX AND MINIMUM PRESUMED INCOME TAX

The Company has recognized the income tax charge according to the deferred tax method, thus recognizing the temporary differences between measurements of accounting and tax assets and liabilities, at the rate in force (see Note 13 to the financial statements). Due to the unlikelihood that future taxable income may be enough to absorb tax loss carry-forwards, the Company has established an allowance for impairment of value with regard to such income and has not recorded tax loss carry-forwards. See Schedule E.

The Company determines the minimum presumed income tax at the effective rate of 1% of the computable assets at fiscal year-end. This tax is supplementary to the income tax. The Company’s tax liability for each fiscal year shall be determined by the higher of the two taxes. However, if the minimum presumed income tax were to exceed income tax in a given fiscal year, such excess may be computed as a payment on account of the income tax that could be generated in any of the next ten fiscal years.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2016 AND DECEMBER 31, 2015

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

The breakdown of outstanding tax credits and their probable expiration date are detailed below:

Date of Generation	Tax Credit as of		Expiration Date
	12.31.16	12.31.15
2010	938	938	2020
2011	1,057	1,057	2021
2012	762	762	2022
2013	467	467	2023
2014	264	264	2024
2015	1,006	1,009	2025
2016	—	—	2026

	4,494	4,497

The Company set up a provision for the minimum presumed income tax credit accrued for $4,494, since its recovery is not likely at the issuance date of these financial statements. See Schedule E.

H. SHAREHOLDERS’ EQUITY

H.1. Activity in the Shareholders’ Equity accounts has been restated as mentioned in paragraphs three and four of this Note.

The “Subscribed and Paid-in Capital” account has been stated at its face value and at the value of the contributions in the currency value of the fiscal year in which those contributions were actually made.

The adjustment stemming from the restatement of that account in constant currency has been allocated to the “Capital Adjustment” account.

H.2. Income and Expense Accounts

The results of operations for each fiscal year are presented in the fiscal year in which they accrue.

I. STATEMENT OF CASH FLOWS

“Cash and Due from Banks,” investments and receivables held with the purpose of complying with the short-term commitments undertaken, with a high level of liquidity, easily converted into known amounts of cash, subject to insignificant risks of changes in value and with a maturity less than three months from the date of the acquisition thereof, are considered to be cash and cash equivalents. The breakdown is as follows:

	Notes	Schedules	12.31.16	12.31.15
Cash and Due from Banks	2		320	799
Investments		D and G	162,979	22,113

Total			163,299	22,912

NOTE 2. CASH AND DUE FROM BANKS

As of December 31, 2016 and December 31, 2015, the breakdown of the account was as follows:

	Notes	Schedules	12.31.16	12.31.15
Cash			20	14
Due from Banks – Checking Accounts	11		300	785

Total			320	799

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2016 AND DECEMBER 31, 2015

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

NOTE 3. OTHER RECEIVABLES

As of December 31, 2016 and December 31, 2015, the breakdown of the account was as follows:

Current	Notes	Schedules	12.31.16	12.31.15
Tax Credits			2,681	1,779
Miscellaneous Receivables
Recoverable Expenses			30,241	40,688
Promissory Notes Receivable	11	G	—	8,224
Sundry Debtors			128	197
Prepaid Expenses			61	45
Others	11		9,052	—
Allowance for Impairment of Value of Miscellaneous Receivables		E	(2,871)	(2,492)

Total	9		39,292	48,441

Non-current	Notes	Schedules	12.31.16	12.31.15
Tax Credits
Minimum Presumed Income Tax Receivables	1.G.		4,494	4,497
Allowance for Impairment of Value of Minimum Presumed Income Tax Receivables	1.G.	E	(4,494)	(4,497)
Deferred Tax Asset	1.G. and 13		150,171	114,790
Allowance for Impairment of Value of Deferred Tax Asset	1.G. and 13	E	(150,171)	(114,790)
Promissory Notes Receivable	11	G	—	143,367
Prepaid Expenses			—	5

Total			—	143,372

NOTE 4. FINANCIAL DEBT

As of December 31, 2016 and December 31, 2015, the breakdown of the account was as follows:

Current	Notes	Schedules	12.31.16	12.31.15
Notes	9 and 15		363,956	164,523

Total			363,956	164,523

Non-current	Notes	Schedules	12.31.16	12.31.15
Notes	9 and 15		—	348,045

Total			—	348,045

NOTE 5. SALARIES AND SOCIAL SECURITY CONTRIBUTIONS

As of December 31, 2016 and December 31, 2015, the breakdown of the account was as follows:

Current	Notes	Schedules	12.31.16	12.31.15
Argentine Integrated Social Security System (S.I.P.A.)			222	155
Provision for Bonuses			100	435
Provision for Retirement Insurance			2,321	650
Provision for Directors’ Fees			—	803
Others			9	4

Total	9		2,652	2,047

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2016 AND DECEMBER 31, 2015

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

NOTE 6. TAX LIABILITIES

As of December 31, 2016 and December 31, 2015, the breakdown of the account was as follows:

Current	Notes	Schedules	12.31.16	12.31.15
Income Tax – Withholdings to Be Deposited			192	145
Provision for Tax on Personal Property – Substitute Taxpayer			27,370	38,196
Provision for Turnover Tax			—	91

Total	9		27,562	38,432

NOTE 7. OTHER LIABILITIES

As of December 31, 2016 and December 31, 2015, the breakdown of the account was as follows:

Current	Notes	Schedules	12.31.16	12.31.15
Sundry Creditors			450	1,058
Provision for Expenses	11	G	5,598	6,144
Guarantee Deposit of Directors			2	3

Total	9		6,050	7,205

Non-current	Notes	Schedules	12.31.16	12.31.15
Guarantee Deposit of Directors			6	6

Total	9		6	6

NOTE 8. CAPITAL STATUS

The capital status as of the dates mentioned was as follows:

Capital Stock	Face Value			Restated at Constant Currency
	Subscribed	Paid-in	Registered
Balances as of 12.31.14	1,300,265	1,300,265	1,300,265	1,578,396

Balances as of 12.31.15	1,300,265	1,300,265	1,300,265	1,578,396

Balances as of 12.31.16	1,300,265	1,300,265	1,300,265	1,578,396

NOTE 9. ESTIMATED COLLECTION OR PAYMENT TERMS OF RECEIVABLES, INVESTMENTS AND DEBTS

As of December 31, 2016, the breakdown of receivables, investments, and debts according to their estimated collection or payment term was as follows:

	Investments	Other Receivables	Financial Debt	Salaries and Social Security Contributions	Tax Liabilities	Other Liabilities
1st Quarter (*)	199,459	38,929	203,956	2,652	27,562	5,360
2nd Quarter (*)	—	—	—	—	—	661
3rd Quarter (*)	—	37	160,000	—	—	29
4th Quarter (*)	—	326	—	—	—	—
After One Year (*)	—	—	—	—	—	6

Subtotal Falling Due	199,459	39,292	363,956	2,652	27,562	6,056
No Set Due Date	20,513,853	—	—	—	—	—

Total	20,713,312	39,292	363,956	2,652	27,562	6,056

Non-interest Bearing	20,550,448	39,292	—	2,652	27,562	6,056
At Variable Rate	18,854	—	363,956	—	—	—
At Fixed Rate	144,010	—	—	—	—	—

Total	20,713,312	39,292	363,956	2,652	27,562	6,056

(*)	From the closing date of these financial statements.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2016 AND DECEMBER 31, 2015

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

NOTE 10. EQUITY INVESTMENTS

The breakdown of the Company’s direct equity investments as of fiscal year-end was as follows:

Information as of:	12.31.16
Issuing Company	Direct Holding
	Shares		Percentage of Equity Investment Held in
	Type	Amount	Total Capital	Possible Votes
Banco de Galicia y Buenos Aires S.A.	Ordinary(*)	562,326,651	100.00000	100.00000
Compañía Financiera Argentina S.A.	Ordinary	16,726,875	3.00000	3.00000
Galicia Administradora de Fondos S.A.	Ordinary	19,000	95.00000	95.00000
Galicia Warrants S.A.	Ordinary	875,000	87.50000	87.50000
Net Investment S.A.	Ordinary	10,500	87.50000	87.50000
Sudamericana Holding S.A.	Ordinary	162,447	87.50034	87.50034

(*)	Ordinary shares A and B.

Information as of:	12.31.15
Issuing Company	Direct Holding
	Shares		Percentage of Equity Investment Held in
	Type	Amount	Total Capital	Possible Votes
Banco de Galicia y Buenos Aires S.A.	Ordinary(*)	562,326,651	100.00000	100.00000
Compañía Financiera Argentina S.A.	Ordinary	16,726,875	3.00000	3.00000
Galicia Administradora de Fondos S.A.	Ordinary	19,000	95.00000	95.00000
Galicia Warrants S.A.	Ordinary	875,000	87.50000	87.50000
Net Investment S.A.	Ordinary	10,500	87.50000	87.50000
Sudamericana Holding S.A.	Ordinary	162,447	87.50034	87.50034

(*)	Ordinary shares A and B.

The financial position and results of operations of the companies in which Grupo Financiero Galicia S.A. holds a direct equity investment as of period/fiscal year-end are as follows:

Information as of:	12.31.16
Company	Assets	Liabilities	Shareholders’ Equity	Net Income
Banco de Galicia y Buenos Aires S.A.	209,306,331	190,400,460	18,905,871	5,093,699
Compañía Financiera Argentina S.A.	5,893,851	4,678,351	1,215,500	342,550
Galicia Administradora de Fondos S.A.	280,237	73,502	206,735	196,851
Galicia Warrants S.A.	112,504	54,454	58,050	31,628
Net Investment S.A.	262	4	258	48
Sudamericana Holding S.A.(*)	1,029,861	10,716	1,019,145	312,914

(*)	Income for the six-month period as of December 31, 2016.

Information as of:	12.31.15
Company	Assets	Liabilities	Shareholders’ Equity	Net Income
Banco de Galicia y Buenos Aires S.A.	138,712,123	124,899,951	13,812,172	3,912,920
Compañía Financiera Argentina S.A.	3,748,000	2,498,053	1,249,947	127,316
Galicia Administradora de Fondos S.A.	168,857	48,972	119,885	115,963
Galicia Warrants S.A.	90,935	44,513	46,422	31,253
Net Investment S.A.	217	7	210	37
Sudamericana Holding S.A.(*)	656,846	11,235	645,611	256,244

(*)	Income for the six-month period as of December 31, 2015.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2016 AND DECEMBER 31, 2015

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

NOTE 11. SECTION 33 OF LAW 19550 – GENERAL CORPORATIONS LAW

The financial statements include the following significant balances corresponding to transactions with its controlled companies and its subsidiaries:

BANCO DE GALICIA Y BUENOS AIRES S.A.

Assets	Notes	Schedules	12.31.16	12.31.15
Cash and Due from Banks – Checking Accounts	2		269	767
Investments – Special Checking Account	9	D	115	95
Other Receivables – Promissory Notes Receivable	3	G	—	151,591

Total			384	152,453

Liabilities	Notes	Schedules	12.31.16	12.31.15
Other Liabilities – Provision for Expenses	7 and 9		300	329

Total			300	329

Income	Notes	Schedules	12.31.16	12.31.15
Financial Income – Interest on Promissory Notes Receivable			12,576	11,650

Total			12,576	11,650

Expenses	Notes	Schedules	12.31.16	12.31.15
Administrative Expenses		H
Other Operating Expenses			45	35
Other Expenses			3,996	3,843
Expenses Corresponding to the Issuance of the Global Program of Notes			—	960
Financial Expenses – Interest on Financial Debt			23,196	7,263

Total			27,237	12,101

GALICIA WARRANTS S.A.

Assets	Notes	Schedules	12.31.16	12.31.15
Other Receivables – Others	3 and 9		8,750	—

Total			8,750	—

NOTE 12. RESTRICTIONS IMPOSED ON THE DISTRIBUTION OF PROFITS

Pursuant to Section 70 of the Argentine General Corporations Law, the Corporate Bylaws and Resolution No. 368/01 of the C.N.V., 5% of the net income for the year should be transferred to the Legal Reserve until 20% of the capital stock is reached.

NOTE 13. INCOME TAX

The following tables show the changes and breakdown of deferred tax assets and liabilities:

Assets	Tax Loss Carry- forwards	Other Receivables	Allowances	Other Liabilities	Total
Balances as of 12.31.14	89,825	3,081	1,182	148	94,236
Charge to Income	25,040	1,971	564	—	27,575
Expiration of Tax Loss Carry-forwards	(6,662)	—	—	—	(6,662)
Others	(83)	—	—	16	(67)

Balances as of 12.31.15	108,120	5,052	1,746	164	115,082
Charge to Income	51,001	(5,052)	132	(1,116)	44,965
Expiration of Tax Loss Carry-forwards (Schedule E)	(9,822)	—	—	—	(9,822)
Others (Schedule E)	(1,228)	—	700	952	424

Balances as of 12.31.16	148,071	—	2,578	—	150,649

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2016 AND DECEMBER 31, 2015

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

Liabilities	Fixed Assets	Investments	Others	Total
Balances as of 12.31.14	22	7	57	86
Charge to Income	12	184	28	224
Others	(18)	—	—	(18)

Balances as of 12.31.15	16	191	85	292
Charge to Income	8	260	—	268
Others (Schedule E)	(24)	—	(58)	(82)

Balances as of 12.31.16	—	451	27	478

Net deferred tax assets as of December 31, 2016 and December 31, 2015 amount to $150,171 and $114,790, respectively.

A provision for the deferred tax asset has been fully recorded, since it is assumed that the recovery thereof is not likely at the issuance date of these financial statements. See Schedule E.

Tax loss carry-forwards recorded by the Company, pending being used, amount to approximately $423,061, pursuant to the following breakdown:

Year of Generation	Amount	Year Due	Deferred Tax Assets
2012	37,359	2017	13,076
2013	110,306	2018	38,607
2014	61,643	2019	21,575
2015	68,036	2020	23,812
2016	145,717	2021	51,001

Balances as of 12.31.16	423,061		148,071

The classification of net deferred tax assets and liabilities recorded in accordance with their expected term of turn-around is shown in Note 9.

The following table shows the reconciliation of income tax charged to income to that which would result from applying the tax rate in force to the book income before tax:

	12.31.16	12.31.15
Book Income Before Income Tax	6,017,877	4,338,397
Income Tax Rate in Force	35%	35%

Result for the Fiscal Year at the Tax Rate	2,106,257	1,518,439
Permanent Differences at the Tax Rate
Increase in Income Tax
Expenses not Included in Tax Return	4,960	4,011
Other Causes	3,386	3,386
Decrease in Income Tax
Loss on Investments in Related Institutions	(2,159,300)	(1,553,188)
Allowance for Impairment of Value (Schedule E)	44,697	27,352

Total Income Tax Charge Recorded	—	—

The following table shows the reconciliation of tax charged to income to tax determined for the fiscal year for tax purposes:

	12.31.16	12.31.15
Total Income Tax Charge Recorded	—	—
Temporary Differences
Variation in Deferred Tax Assets	44,965	27,364
Variation in Deferred Tax Liabilities	(268)	(12)
Allowance for Impairment of Value (Schedule E)	(44,697)	(27,352)

Total Tax Determined for Tax Purposes	—	—

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2016 AND DECEMBER 31, 2015

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

NOTE 14. EARNINGS PER SHARE

Below is a breakdown of the earnings per share as of December 31, 2016 and 2015:

	12.31.16	12.31.15
Income for the Fiscal Year	6,017,877	4,338,397
Outstanding Ordinary Shares Weighted Average	1,300,265	1,300,265
Diluted Ordinary Shares Weighted Average	1,300,265	1,300,265
Earnings per Ordinary Share (*)
Basic	4.6282	3.3365
Diluted	4.6282	3.3365

(*)	Figures stated in Pesos.

NOTE 15. GLOBAL PROGRAM FOR THE ISSUANCE OF NOTES

On March 9, 2009, the General Ordinary Shareholders’ Meeting approved the creation of a Global Program for the Issuance of Simple Notes, not convertible into shares. Such Notes may be short-, mid- and/or long-term, secured or unsecured, peso-denominated, dollar-denominated or denominated in any other currency, subject to the compliance with all the legal or regulatory requirements applicable to the issuance in such currency or currency unit, adjustable or non-adjustable, and for a maximum outstanding face value of up to US$60,000 (sixty million U.S. Dollars) or the equivalent thereof in another currency.

The maximum term of the program shall be five years as from the date the program is authorized by the C.N.V., or for any longer term authorized pursuant to regulations in force.

Apart from that, the Notes may be issued pursuant to the laws and jurisdiction of Argentina and/or any other foreign country, in several classes and/or series during the period the Program is outstanding, with the possibility to reissue the amortized classes and/or series without exceeding the Program’s total amount, and notwithstanding the fact that the maturity dates of the different classes and/or series issued occur after the Program’s expiration date, with amortization terms not shorter than the minimum term or longer than the maximum term permitted by the regulations set forth by the C.N.V., among other terms.

By means of Resolution No. 16113 dated April 29, 2009, the C.N.V. decided to authorize, with certain conditions, the creation of the Global Program. Such conditions were released on May 8, 2009.

The Shareholders’ Meeting held on April 14, 2010 approved an increase of US$40,000 in the amount of the Global Program for the Issuance of Notes, which was later confirmed by the Company’s Shareholders’ Meeting held on August 2, 2012.

On February 27, 2013, the Company’s Board of Directors approved the proceedings to begin to increase the amount of the program. On April 25, 2013, the C.N.V. authorized an increase in the maximum amount of the issuance of Simple Notes under the Global Program, not convertible into shares, for up to a F.V. of US$100,000 or its equivalent in other currencies.

On May 8, 2014, through Resolution No. 17343, the C.N.V. decided to authorize the extension of the term of the Global Program for five (5) years.

On July 27, 2015, Grupo Financiero Galicia S.A. issued Class VII Notes for a total amount of $160,000, maturing on July 27, 2017. Such Notes shall accrue interest at an annual nominal fixed rate of 27% during the first nine months and at a variable rate of BADLAR plus a nominal annual 4.25% rate for the following 15 months. Interest shall be paid on a quarterly basis, since October 27, 2015, and amortization shall be paid in one installment upon maturity.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2016 AND DECEMBER 31, 2015

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

As of December 31, 2016 and December 31, 2015, the following Notes issued in Pesos were outstanding:

Class	F.V. Amount	Term	Maturity Date	Interest Rate	Book Value $
					12.31.16	12.31.15
V Series II(1)	$78,200	36 months	01.31.17	Variable Badlar + 5.25%	81,632	82,002
VI Series I (2)	$140,155	18 months	04.23.16	Variable Badlar + 3.25%	—	147,255
VI Series II	$109,845	36 months	10.23.17	Variable Badlar + 4.25%	115,114	115,617
VII	$160,000	24 months	07.27.17	(3)	167,210	167,694

(1)	See Note 16.
(2)	Settled upon maturity.
(3)	Annual nominal 27% fixed rate during the first nine months, and variable BADLAR plus a nominal annual 4.25% rate for the following 15 months.

The net proceeds arising from the placement of the Notes were used as working capital in the Argentine Republic and/or for refinancing liabilities and/or for payment of capital contributions to controlled or affiliated companies, giving priority to a better fund management and to enhance returns deriving from the issuance, in compliance with the provisions set forth in Section 36 of Notes Law.

The working capital concept may include, in the case of the Company, among others, investments in affiliated companies, financial investments such as time deposits, financial placements, mutual funds and cash and due from banks.

NOTE 16. SUBSEQUENT EVENTS

Equity Investments

On January 12, 2017, Grupo Financiero Galicia S.A. accepted an offer made by Mr. Julio Alfredo Fraomeni and Galeno Capital S.A.U. to buy the Company’s whole minority interest in Compañía Financiera Argentina S.A. The closing of the transaction is subject to the prior compliance with the conditions set out in the offer, such as the approval by the competent authorities.

We consider that this transaction will not have a significant impact on the Company’s shareholders’ equity.

Notes

Class V Series II Note was fully settled on January 31, 2017.

GRUPO FINANCIERO GALICIA S.A.

INFORMATIVE REVIEW AS OF DECEMBER 31, 2016

Figures Stated in Thousands of Pesos ($)

SCHEDULE A – FIXED ASSETS AND INVESTMENTS IN ASSETS OF A SIMILAR NATURE

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2016 AND DECEMBER 31, 2015

Figures Stated in Thousands of Pesos ($)

Main Account	At Beginning of Fiscal Year	Increases	Decreases	Balance at Period- end	Depreciation(*)					Net Book Value	Net Book Value for Previous Fiscal Year
					Accumulated at Beginning of Year	Decreases	Annual Rate %	Amount for the Fiscal Year	Accumulated at Period- end
Furniture and Fixtures	2	—	(2)	—	1	(2)	20	1	—	—	1
Machines and Equipment	696	—	(696)	—	531	(616)	20	85	—	—	165
Vehicles	108	—	(108)	—	107	(108)	20	1	—	—	1
Hardware	167	—	(167)	—	118	(143)	20	25	—	—	49

Totals as of 12.31.16	973	—	(973)	—	757	(869)		112	—	—	—

Totals as of 12.31.15	973	—	—	973	576	—		181	757	—	216

(*)	See Note 1.E.

GRUPO FINANCIERO GALICIA S.A.

INFORMATIVE REVIEW AS OF DECEMBER 31, 2016

Figures Stated in Thousands of Pesos ($)

SCHEDULE B – GOODWILL

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2016 AND DECEMBER 31, 2015

Figures Stated in Thousands of Pesos ($)

Main Account	At Beginning of Fiscal Year	Increases	Decreases	Balance at Period- end	Amortization(*)					Net Book Value	Net Book Value for Previous Fiscal Year
					Accumulated at Beginning of Year	Decreases	Annual Rate %	Amount for the Fiscal Year	Accumulated at Period- end
Goodwill (Schedule C)	43,052	—	—	43,052	27,736	—	10	9,674	37,410	5,642	15,316

Totals as of 12.31.16	43,052	—	—	43,052	27,736	—		9,674	37,410	5,642	—

Totals as of 12.31.15	43,052	—	—	43,052	18,062	—		9,674	27,736	—	15,316

(*)	See Note 1.D.

GRUPO FINANCIERO GALICIA S.A.

INFORMATIVE REVIEW AS OF DECEMBER 31, 2016

Figures Stated in Thousands of Pesos ($)

SCHEDULE C – INVESTMENTS IN SHARES AND OTHER NEGOTIABLE SECURITIES – EQUITY INVESTMENTS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2016 AND DECEMBER 31, 2015

Figures Stated in Thousands of Pesos ($)

Issuance and Characteristics of the Securities	Class	Face Value	Amount	Acquisition Cost	Market Price	Equity Method	Book Value as of 12.31.16	Book Value as of 12.31.15
Non-current Investments
Corporations. Section 33 of Law No. 19550:
Companies subject to Direct and Indirect Control (*)
Banco de Galicia y Buenos Aires S.A.	Ord. “A”	0.001	101
	Ord. “B”	0.001	562,326,550
			562,326,651	3,384,304	—	19,374,942	19,374,942	14,063,703
	Goodwill (**)			43,052	—	—	5,642	15,316
Compañía Financiera Argentina S.A.(***)	Ordinary	0.001	16,726,875	25,669	—	—	—	37,499
Galicia Administradora de Fondos Comunes de Inversión S.A.	Ordinary	0.001	19,000	39,481	—	196,398	196,398	113,890
Galicia Warrants S.A.	Ordinary	0.001	875,000	11,829	—	50,794	50,794	40,619
Net Investment S.A.	Ordinary	0.001	10,500	22,341	—	226	226	184
Sudamericana Holding S.A.	Ordinary	0.001	162,447	42,918	—	885,851	885,851	558,927

Total Non-current Investments				3,569,594	—	20,508,211	20,513,853	14,830,138

(*)	See Note 10.
(**)	See Schedule B.
(***)	See Note 16.

GRUPO FINANCIERO GALICIA S.A.

INFORMATIVE REVIEW AS OF DECEMBER 31, 2016

Figures Stated in Thousands of Pesos ($)

SCHEDULE C – INVESTMENTS IN SHARES AND OTHER NEGOTIABLE SECURITIES – EQUITY INVESTMENTS (CONTINUED)

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2016 AND DECEMBER 31, 2015

Figures Stated in Thousands of Pesos ($)

Issuance and Characteristics of the Securities	Information on the Issuing Companies Latest Financial Statements (*)
	Principal Line of Business	Date	Capital Stock	Net Income	Shareholders’ Equity	Percentage of Equity Held in the Capital Stock
Non-current Investments
Corporations. Section 33 of Law No. 19550:
Companies subject to Direct and Indirect Control
Banco de Galicia y Buenos Aires S.A.	Financial Activities	12.31.16	562,327	5,093,699	18,905,871	100.00000
Compañía Financiera Argentina S.A.(***)	Financial Activities	12.31.16	557,563	342,550	1,215,500	3.00000
Galicia Administradora de Fondos S.A.	Administration of Mutual Funds	12.31.16	20	196,851	206,735	95.00000
Galicia Warrants S.A.	Issuance of Warrants	12.31.16	1,000	31,628	58,050	87.50000
Net Investment S.A.	Information Technology	12.31.16	12	48	258	87.50000
Sudamericana Holding S.A. (**)	Financial and Investment Activities	12.31.16	186	312,914	1,019,145	87.50034

(*)	See Note 10.
(**)	For the six-month period ended December 31, 2016.
(***)	See Note 16.

GRUPO FINANCIERO GALICIA S.A.

INFORMATIVE REVIEW AS OF DECEMBER 31, 2016

Figures Stated in Thousands of Pesos ($)

SCHEDULE D – OTHER INVESTMENTS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2016 AND DECEMBER 31, 2015

Figures Stated in Thousands of Pesos ($)

Main Account and Characteristics	Notes	Schedules	12.31.16	12.31.15
Current Investments (*)
Deposits in Special Checking Accounts	11	G	5,578	12,086
Mutual Funds			18,854	9,905
Time Deposits			—	122
Government Securities - Lebacs			138,547	—
Shares(**)			36,480	—

Total			199,459	22,113

(*)	Include accrued interest, if applicable.
(**)	See Note 16.

GRUPO FINANCIERO GALICIA S.A.

INFORMATIVE REVIEW AS OF DECEMBER 31, 2016

Figures Stated in Thousands of Pesos ($)

SCHEDULE E – ALLOWANCES

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2016 AND DECEMBER 31, 2015

Figures Stated in Thousands of Pesos ($)

Accounts	Balances at Beginning of Fiscal Year	Increases	Decreases	Balances at Fiscal Year-end	Balances at the Previous Fiscal Year-end
Deducted from Assets
Impairment of Value of Deferred Tax Asset	114,790	45,203	(9,822)	150,171	114,790
Impairment of Value of Miscellaneous Receivables	2,492	379	—	2,871	2,492
Impairment of Value of Minimum Presumed Income Tax Receivables	4,497	—	(3)	4,494	4,497

Total as of 12.31.16	121,779	45,582	(9,825)	(157,536)

Total as of 12.31.15	99,525	28,916	(6,662)	—	121,779

GRUPO FINANCIERO GALICIA S.A.

INFORMATIVE REVIEW AS OF DECEMBER 31, 2016

Figures Stated in Thousands of Pesos ($)

SCHEDULE G – FOREIGN CURRENCY ASSETS AND LIABILITIES

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2016 AND DECEMBER 31, 2015

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

Accounts	Amount and Type of Foreign Currency		Exchange Rate	Amount in Argentine Pesos ($) as of 12.31.16	Amount and Type of Foreign Currency		Amount in Argentine Pesos ($) as of 12.31.15
Assets
Current Assets
Investments
Deposits in Special Checking Accounts	US$	351.82	15.8502	5,577	US$	929.21	12,085
Other Receivables
Promissory Notes Receivable	US$	—	15.8502	—	US$	632.36	8,224

Total Current Assets				5,577			20,309

Non-current Assets
Other Receivables
Promissory Notes Receivable	US$	—	15.8502	—	US$	11,024.03	143,367

Total Non-current Assets				—			143,367

Total Assets				5,577			163,676

Liabilities
Current Liabilities
Other Liabilities
Suppliers	US$	—	15.8502	—	US$	80.77	1,050
Provision for Expenses	US$	271.78	15.8502	4,308	US$	441.70	5,744

Total Current Liabilities				4,308			6,794

Total Liabilities				4,308			6,794

GRUPO FINANCIERO GALICIA S.A.

INFORMATIVE REVIEW AS OF DECEMBER 31, 2016

Figures Stated in Thousands of Pesos ($)

SCHEDULE H – INFORMATION REQUIRED BY SECTION 64, SUBSECTION B) OF LAW NO. 19550

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2016 AND DECEMBER 31, 2015

Figures Stated in Thousands of Pesos ($)

	Total as of 12.31.16	Administrative Expenses	Total as of 12.31.15
Personnel Expenses	10,826	10,826	6,376
Directors’ and Syndics’ Fees	21,035	21,035	4,652
Other Fees	10,537	10,537	6,996
Taxes	11,529	11,529	6,026
Depreciation of Fixed Assets	112	112	181
Other Operating Expenses (*)	499	499	346
Others (*)	3,314	3,314	1,700
Expenses Corresponding to the “Global Program for the Issuance of Notes”	475	475	678

Totals	58,327	58,327	26,955

(*)	Balances net of eliminations corresponding to transactions conducted with companies included in Section 33 of Law No. 19550. See Note 11.

GRUPO FINANCIERO GALICIA S.A.

ADDITIONAL INFORMATION TO THE NOTES TO THE FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2016 AND DECEMBER 31, 2015

Figures Stated in Thousands of Pesos ($)

1. GENERAL ISSUES REGARDING THE COMPANY’S ACTIVITIES:

a. SIGNIFICANT SPECIFIC LEGAL SYSTEMS ENTAILING CONTINGENT EXPIRATION OR RESURGENCE OF BENEFITS ENVISAGED BY THOSE REGULATIONS

None.

b. SIGNIFICANT CHANGES IN THE COMPANY ACTIVITIES OR OTHER SIMILAR CIRCUMSTANCES THAT OCCURRED DURING THE FISCAL YEARS COVERED BY THE FINANCIAL STATEMENTS WHICH MAY HAVE AN EFFECT ON THEIR COMPARISON WITH THOSE PRESENTED IN PREVIOUS FISCAL YEARS, OR THOSE THAT SHALL BE PRESENTED IN FUTURE FISCAL YEARS

None.

2. CLASSIFICATION OF RECEIVABLES AND DEBT BALANCES INTO THE FOLLOWING CATEGORIES:

a. PAST DUE

As of December 31, 2016 and December 31, 2015, the Company did not have any past due receivables or debts.

b. WITHOUT DUE DATE

Receivables: See Note 9 to the financial statements.

Debts: See Note 9 to the financial statements.

c. TO FALL DUE

Receivables: See Note 9 to the financial statements.

Debts: See Note 9 to the financial statements.

3. CLASSIFICATION OF RECEIVABLES AND DEBTS IN SUCH A MANNER THAT ALLOWS KNOWING THE FINANCIAL EFFECTS OF THEIR MAINTENANCE

Receivables: See Notes 1.A., 1.B. and 9 and Schedule G to the financial statements.

Debts: See Notes 1.A., 1.B. and 9 and Schedule G to the financial statements.

4. BREAKDOWN OF PERCENTAGE OF EQUITY INVESTMENTS – SECTION 33 OF LAW No. 19550, BOTH IN THE CAPITAL STOCK AND THE TOTAL VOTES. DEBIT AND/OR CREDIT BALANCES BY COMPANY AND CONSIDERED IN THE MANNER SET FORTH IN THE AFOREMENTIONED ITEMS 3 AND 4

See Notes 9, 10 and 11, and Schedule C to the financial statements.

5. RECEIVABLES FROM OR LOANS GRANTED TO DIRECTORS OR SYNDICS OR THEIR RELATIVES UP TO THE SECOND DEGREE INCLUSIVE

As of December 31, 2016 and December 31, 2015, there were no receivables from or loans granted to directors or syndics or their relatives up to the second degree inclusive.

6. PHYSICAL INVENTORY OF INVENTORIES: FREQUENCY AND SCOPE OF THE PHYSICAL INVENTORIES OF INVENTORIES

As of December 31, 2016 and December 31, 2015, the Company did not have any inventories.

GRUPO FINANCIERO GALICIA S.A.

ADDITIONAL INFORMATION TO THE NOTES TO THE FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2016 AND DECEMBER 31, 2015

Figures Stated in Thousands of Pesos ($)

7. EQUITY INVESTMENTS IN EXCESS OF WHAT IS SET FORTH BY SECTION 31 OF LAW No. 19550 AND PLANS FOR THE REGULARIZATION OF THIS SITUATION

The Company is engaged in financial and investment activities, therefore, the restrictions of Section 31 of Law No. 19550 do not apply to its equity investments in other companies.

8. RECOVERABLE VALUES: CRITERIA FOLLOWED TO DETERMINE THE SIGNIFICANT RECOVERABLE VALUES OF INVENTORIES, FIXED ASSETS AND OTHER ASSETS, USED AS LIMIT FOR THEIR RESPECTIVE ACCOUNTING VALUATIONS

As of December 31, 2016 and December 31, 2015, the criterion followed by the Company for determining the recoverable value of its fixed assets consisted in taking their value-in-use, based on the possibility of absorbing future depreciation charges with the profits reported by it.

9. INSURANCE POLICIES FOR TANGIBLE ASSETS

As of December 31, 2016 and December 31, 2015, the breakdown of insurance policies taken out by the Company for its fixed assets was as follows:

Insured Assets	Risks Covered	Insured Amount as of 12.31.16	Book Value as of 12.31.16	Book Value as of 12.31.15
Vehicles	Theft, Robbery, Fire or Total Loss	—	—	1

10. POSITIVE AND NEGATIVE CONTINGENCIES:

a. ELEMENTS USED FOR THE CALCULATION OF PROVISIONS, THE BALANCES OF WHICH, EITHER TAKEN INTO CONSIDERATION INDIVIDUALLY OR JOINTLY, EXCEED TWO PER CENT (2%) OF SHAREHOLDERS’ EQUITY

None.

b. CONTINGENCIES WHICH, AT THE DATE OF THE FINANCIAL STATEMENTS, ARE NOT OF REMOTE OCCURRENCE, THE EFFECTS OF WHICH ON SHAREHOLDERS’ EQUITY HAVE NOT BEEN GIVEN ACCOUNTING RECOGNITION. IT SHOULD BE STATED WHETHER THE LACK OF ACCOUNTING RECOGNITION IS BASED ON THE LIKELIHOOD OF OCCURRENCE OR ON THE DIFFICULTY TO ANALYZE SUCH EFFECTS

As of December 31, 2016 and December 31, 2015, there were no contingencies which are not of remote occurrence and the effects of which on Shareholders’ Equity have not been given accounting recognition.

11. IRREVOCABLE ADVANCES TOWARDS FUTURE SHARE SUBSCRIPTIONS: STATUS OF CAPITALIZATION ARRANGEMENTS

As of December 31, 2016 and December 31, 2015, there were no irrevocable contributions towards future share subscriptions.

12. CUMULATIVE UNPAID DIVIDENDS ON PREFERRED SHARES

As of December 31, 2016 and December 31, 2015, there were no cumulative unpaid dividends on preferred shares.

GRUPO FINANCIERO GALICIA S.A.

ADDITIONAL INFORMATION TO THE NOTES TO THE FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2016 AND DECEMBER 31, 2015

Figures Stated in Thousands of Pesos ($)

13. CONDITIONS, CIRCUMSTANCES OR TERMS FOR THE TERMINATION OF THE RESTRICTIONS ON THE DISTRIBUTION OF UNAPPROPRIATED RETAINED EARNINGS, INCLUDING THOSE ORIGINATED DUE TO THE USE OF THE LEGAL RESERVE FOR THE ABSORPTION OF LOSSES WHICH ARE STILL PENDING REIMBURSEMENT

See Note 12 to the financial statements.

GRUPO FINANCIERO GALICIA S.A.

SUPPLEMENTARY AND EXPLANATORY STATEMENT BY THE BOARD OF DIRECTORS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2016 AND DECEMBER 31, 2015

Figures Stated in Thousands of Pesos ($)

Pursuant to the provisions of the Rules regarding Accounting Documentation of the Córdoba Stock Exchange Regulations, the Board of Directors hereby submits the following supplementary and explanatory information.

A. CURRENT ASSETS

a) Receivables:

1) See Note 9 to the financial statements.

2) See Notes 3 and 9 to the financial statements.

3) See Schedule E to the financial statements.

b) Inventories:

As of December 31, 2016 and December 31, 2015, the Company did not have any inventories.

B. NON-CURRENT ASSETS

a) Receivables: See Schedule E to the financial statements.

b) Inventories:

As of December 31, 2016 and December 31, 2015, the Company did not have any inventories.

c) Investments:

See Note 10 and Schedule C to the financial statements.

d) Fixed Assets:

1) As of December 31, 2016 and December 31, 2015, the Company did not have any fixed assets that have been technically appraised.

2) As of December 31, 2016 and December 31, 2015, the Company did not have any obsolete fixed assets which have a book value.

e) Intangible Assets:

1) See Note 1.D, and Schedules B and C to the financial statements.

2) As of December 31, 2016 and December 31, 2015, there were no deferred charges.

C. CURRENT LIABILITIES

a) Liabilities:

1) See Note 9 to the financial statements.

2) See Notes 4, 5, 6, 7 and 9 to the financial statements.

D. PROVISIONS

See Schedule E to the financial statements.

E. FOREIGN CURRENCY ASSETS AND LIABILITIES

See Note 1.B. and Schedule G to the financial statements.

GRUPO FINANCIERO GALICIA S.A.

SUPPLEMENTARY AND EXPLANATORY STATEMENT BY THE BOARD OF DIRECTORS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2016 AND DECEMBER 31, 2015

Figures Stated in Thousands of Pesos ($)

F. SHAREHOLDERS’ EQUITY

1) As of December 31, 2016 and December 31, 2015, the Shareholders’ Equity did not include the “Irrevocable Advances towards Future Share Issues” account.

2) As of December 31, 2016 and December 31, 2015, the Company had not set up any technical appraisal reserve; nor has it reversed any reserve of that kind.

G. MISCELLANEOUS

1) The Company is engaged in financial and investment activities, therefore, the restrictions of Section 31 of Law No. 19550 do not apply to its equity investments in other companies.

2) See Notes 9 and 11 to the financial statements.

3) As of December 31, 2016 and December 31, 2015, there were no receivables from or loans granted to directors or syndics or their relatives up to the second degree inclusive.

4) See Notes 9 and 11 to the financial statements.

5) As of December 31, 2016 and December 31, 2015, the breakdown of insurance policies taken out by the Company for its fixed assets was as follows:

Insured Assets	Risks Covered	Insured Amount as of 12.31.16	Book Value as of 12.31.16	Book Value as of 12.31.15
Vehicles	Theft, Robbery, Fire or Total Loss	—	—	1

6) As of December 31, 2016 and December 31, 2015, there were no contingencies highly likely to occur which have not been given accounting recognition.

7) As of December 31, 2016 and December 31, 2015, the Company did not have any receivables including implicit interest or index adjustments.

The Company has complied with the requirements of Section 65 of Law No. 19550 in these financial statements.

Buenos Aires, February 13, 2017.

GRUPO FINANCIERO GALICIA S.A.

INFORMATIVE REVIEW AS OF DECEMBER 31, 2016

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2016 AND DECEMBER 31, 2015

Figures Stated in Thousands of Pesos ($)

The Company’s purpose is to strengthen its position as a leading company devoted to providing comprehensive financial services and, at the same time, to continue to strengthen Banco de Galicia y Buenos Aires S.A.’s position as one of the leading companies in Argentina. This strategy shall be carried out by supplementing the operations and business conducted by Banco de Galicia y Buenos Aires S.A. through equity investments in companies and undertakings, either existing or to be created, engaged in financial activities as they are understood in the modern economy.

The income for the fiscal year ended December 31, 2016 amounted to $6,017,877. This income has been mainly generated as a consequence of the valuation of equity investments in the subsidiaries.

The General Ordinary and Extraordinary Shareholders’ Meeting held on April 26, 2016 resolved, pursuant to the rules and regulations in force, to allocate Unappropriated Retained Earnings as of December 31, 2015, as follows:

- To Cash Dividends	$150,000
- To Discretionary Reserve	$4,188,397

On October 30, 2015, M.A.E., through MAE Resolution “C” 4916 dated October 28, 2015, authorized the listing and trading of the Company’s Class B Book-entry Ordinary Shares, with a face value of $1 each, each entitled to one vote per share.

On January 12, 2017, Grupo Financiero Galicia S.A. accepted an offer made by Mr. Julio Alfredo Fraomeni and Galeno Capital S.A.U. to buy the Company’s whole minority interest in Compañía Financiera Argentina S.A. The closing of the transaction is subject to the prior compliance with the conditions set out in the offer, including but not limited to the approval by the relevant authorities.

We believe that this transaction will not have a significant impact on the Company’s shareholders’ equity.

FINANCIAL STRUCTURE – MAIN ACCOUNTS OF THE CONSOLIDATED BALANCE SHEET

	12.31.16	12.31.15	12.31.14	12.31.13	12.31.12
Assets
Cash and Due from Banks	61,166,250	30,834,663	16,959,205	12,560,345	8,345,015
Government and Private Securities	13,700,800	15,525,090	10,010,150	3,987,329	3,627,144
Loans	137,451,655	98,344,731	66,608,201	55,264,926	42,592,979
Other Receivables Resulting from Financial Brokerage	18,178,275	8,060,768	6,797,613	5,696,143	4,418,571
Receivables from Financial Leases	955,346	958,092	1,047,963	1,128,067	848,264
Equity Investments	52,964	51,731	51,795	89,953	76,094
Bank Premises and Equipment, Miscellaneous Assets and Intangible Assets	6,677,044	4,925,002	3,758,652	3,061,951	2,461,266
Other Assets	4,068,290	3,047,926	2,080,899	1,367,672	1,088,938

Total Assets	242,250,624	161,748,003	107,314,478	83,156,386	63,458,271

	12.31.16	12.31.15	12.31.14	12.31.13	12.31.12
Liabilities
Deposits	151,688,147	100,039,233	64,666,037	51,395,323	39,945,180
Other Liabilities Resulting from Financial Brokerage	57,793,653	37,328,900	25,401,369	19,333,334	14,281,657
Subordinated Notes	4,065,255	3,300,516	2,065,815	1,656,297	1,188,015
Other Liabilities	6,888,682	5,487,218	4,153,807	3,210,733	2,471,421
Minority Interest	1,462,189	1,107,315	781,026	601,959	701,920

Total Liabilities	221,897,926	147,263,182	97,068,054	76,197,646	58,588,193

Shareholders’ Equity	20,352,698	14,484,821	10,246,424	6,958,740	4,870,078

Total Liabilities and Shareholders’ Equity	242,250,624	161,748,003	107,314,478	83,156,386	63,458,271

GRUPO FINANCIERO GALICIA S.A.

INFORMATIVE REVIEW AS OF DECEMBER 31, 2016

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2016 AND DECEMBER 31, 2015

Figures Stated in Thousands of Pesos ($)

INCOME STATEMENT – MAIN ACCOUNTS OF THE CONSOLIDATED INCOME STATEMENT

	12.31.16	12.31.15	12.31.14	12.31.13	12.31.12
Net Financial Income	16,368,985	12,441,836	9,539,418	6,904,684	5,188,378
Net Income from Services	10,746,185	7,837,398	5,698,348	4,239,391	3,200,010
Provision for Loan Losses	3,533,313	2,214,240	2,411,250	1,776,255	1,347,302
Administrative Expenses	17,617,610	12,904,702	9,221,356	7,427,206	5,773,634

Net Income from Financial Brokerage	5,964,247	5,160,292	3,605,160	1,940,614	1,267,452
Other Miscellaneous Income	3,406,171	1,979,529	1,724,902	1,115,037	858,041
Income Tax	3,352,541	2,801,424	1,992,272	1,231,998	789,278

Net Income	6,017,877	4,338,397	3,337,790	1,823,653	1,336,215

STRUCTURE OF THE CONSOLIDATED STATEMENT OF CASH FLOWS

	12.31.16	12.31.15	12.31.14	12.31.13	12.31.12
Funds Provided by Operating Activities	25,013,196	15,624,973	7,514,940	3,485,941	1,675,711
Funds Used in Investing Activities	(1,479,131)	(1,122,861)	(494,939)	(437,275)	(308,999)
Funds Provided by / (Used in) Financing Activities	2,663,970	(1,529,186)	(1,304,112)	421,886	(673,393)
Financial Results and by Holding of Cash and Cash Equivalents	3,914,365	6,948,324	1,514,245	1,029,351	386,486

Total Funds Provided during the Fiscal Year	30,112,400	19,921,250	7,230,134	4,499,903	1,079,805

RATIOS

LIQUIDITY

Since the consolidated accounts mainly stem from Banco de Galicia y Buenos Aires S.A., the individual liquidity ratio for the Bank is detailed as follows:

	12.31.16	12.31.15	12.31.14	12.31.13	12.31.12
Liquid Assets(*) as a Percentage of Transactional Deposits	71.79	91.51	75.32	64.75	55.87
Liquid Assets(*) as a Percentage of Total Deposits	47.18	42.93	38.60	30.78	27.64

(*)	Liquid Assets include cash and due from banks, Lebacs and Nobacs, net call money, short-term placements in correspondent banks, Special Guarantees Accounts at the Argentine Central Bank and repo and reverse repo transactions with the local market.

SOLVENCY

	12.31.16	12.31.15	12.31.14	12.31.13	12.31.12
Solvency	9.17	9.84	10.56	9.13	8.31

CAPITAL ASSETS

	12.31.16	12.31.15	12.31.14	12.31.13	12.31.12
Capital Assets (*)	2.78	3.08	3.55	3.79	4.00

(*)	Equity investments, bank premises and equipment, miscellaneous assets and intangible assets/total assets.

PROFITABILITY

	12.31.16	12.31.15	12.31.14	12.31.13	12.31.12
Return on Average Assets(*)	3.48	3.83	3.85	2.91	2.80
Return on Average Shareholders’ Equity(*)	35.03	35.54	39.07	32.47	32.12

(*)	Annualized.

GRUPO FINANCIERO GALICIA S.A.

INFORMATIVE REVIEW AS OF DECEMBER 31, 2016

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2016 AND DECEMBER 31, 2015

Figures Stated in Thousands of Pesos ($)

EQUITY INVESTMENTS

BANCO DE GALICIA Y BUENOS AIRES S.A.

Founded in 1905, Banco de Galicia y Buenos Aires S.A. is one of the largest private-sector banks in the Argentine financial system, and one of the leading providers of financial services in the country. Through affiliated companies and a variety of distribution channels, the Bank offers a full spectrum of financial services to both individual and corporate customers. Banco de Galicia y Buenos Aires S.A. operates one of the most extensive and diversified distribution networks in the Argentine private financial sector offering 542 branches together with 120 points of contact gathered between regional credit-card companies and Compañía Financiera Argentina S.A.

In fiscal year 2016, Banco de Galicia y Buenos Aires S.A. recorded net income amounting to $5,093,699, $1,180,779 higher than that recorded during the previous fiscal year, representing a 30.2% increase. The increase in income, when compared to 2015, mainly resulted from the increase of $6,752,781 in net operating income (net financial income plus net income from services). This effect was mainly mitigated by higher: i) administrative expenses of $4,524,601, and ii) provisions for loan losses of $1,319,073.

Net operating income for fiscal year 2016 amounted to $27,609,653, what represents a 32.4% increase compared to the $20,856,872 recorded the previous fiscal year. This positive result was due to an increase in net income from: i) net financial income (amounting to $3,842,903, a 31.4% increase), as a result of the increase in the volumes traded during the fiscal year, mitigated by a decrease in the financial margin; ii) net income from services (amounting to $2,909,878, a 33.7% increase), the most outstanding of which are commissions related to credit and debit cards, deposit accounts and foreign currency trading. Administrative expenses totaled $16,974,221, with a 36.3% increase. Personnel expenses increased by 35.8% mainly due to the salary increase agreed upon with unions. The remaining administrative expenses totaled $7,615,519, 37.0% higher than those as of the prior fiscal year primarily due to higher tax expenses, movement of funds, electricity and communications and administrative services hired, as a result of the evolution of costs related to the different services rendered to Banco de Galicia y Buenos Aires S.A. Provisions for loan losses amounted to $3,533,313, 59.6% higher than those recorded in the previous fiscal year, mainly as a result of the evolution of the arrears related to the individuals portfolio.

Total financing to the private sector amounted to $157,394,763, showing a 36.9% growth during the last twelve months, and total deposits reached $152,047,303(*), growing 51.6% when compared to the previous fiscal year. As of December 31, 2016, Banco de Galicia y Buenos Aires S.A.’s estimated share in loans to the private sector was 10.12%, while in deposits from the private sector was 9.92%, when compared to 9.68% and 9.40%, respectively, for the previous fiscal year.

(*)	Including Banco de Galicia y Buenos Aires S.A. and Compañía Financiera Argentina S.A.’s deposits, net of eliminations between those companies. The other subsidiaries’ deposits have not been eliminated.

GRUPO FINANCIERO GALICIA S.A.

INFORMATIVE REVIEW AS OF DECEMBER 31, 2016

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2016 AND DECEMBER 31, 2015

Figures Stated in Thousands of Pesos ($)

NET INVESTMENT S.A.

The Company’s equity investment in Net Investment S.A.’s capital stock is 87.5%, whereas the remaining 12.5% is owned by Banco de Galicia y Buenos Aires S.A.

Net Investment S.A. was created to carry out Internet business transactions.

During 2011, Net Investment S.A.’s shareholders decided to change the corporate purpose in order to be able to make investments in companies that conduct supplementary and/or related activities.

On April 7, 2015, the company’s Board of Directors decided to exercise a put option on 325 shares in Weemba, Inc., representing the whole interest in this company, according to the Put Option Agreement executed on May 17, 2010. The option price amounted to US$ 15.39 (United States dollars fifteen with 39/100) per share. Such transaction was agreed to on April 23, 2015.

For fiscal year 2017, Net Investment S.A.’s Board of Directors is analyzing new business opportunities and alternatives.

SUDAMERICANA HOLDING S.A.

Sudamericana Holding S.A. is a holding company providing life, retirement and property insurance, as well as insurance brokerage services. The equity investment held by Grupo Financiero Galicia S.A. in this company is 87.5%. Banco de Galicia y Buenos Aires S.A. holds the remaining 12.5%.

The insurance business undertaken by the Company is one of the most important aspects of Grupo Financiero Galicia S.A.’s general plan to strengthen its position as a leading financial services provider.

Joint production of the insurance companies controlled by Sudamericana Holding S.A. in the life, retirement and property insurance business for fiscal year 2016 amounted to $3,434,806. As of December 31, 2016, these companies had approximately 6.2 million policies/certificates insured in all their lines of business.

From a commercial standpoint, within a more favorable context, the company maintains its purpose of taking advantage of the greater demand for insurance coverage to significantly increase the companies’ sales.

As a result of this effort, the premium volume for the fourth quarter of 2016 exceeded that for the same quarter of the previous year by 14.3%.

GALICIA WARRANTS S.A.

Galicia Warrants S.A. was established in 1993 and, since then, has become a leading company. It renders services to the productive sector as an additional credit instrument, also rendering a full spectrum of services related to inventory management.

Its shareholders are Grupo Financiero Galicia S.A., which holds an 87.5% equity investment in the company, and Banco de Galicia y Buenos Aires S.A., which holds a 12.5% interest.

The company has its corporate headquarters in Buenos Aires and an office in the city of San Miguel de Tucumán, through which it carries out its transactions in the warrants market as well as other services related to its main activity, for different regional economies and geographic areas of the country.

Based on the experience and understanding of the warrant as a security instrument in the financial market, the company set as a policy to spread the quality of the service provided and improve it through the certification of ISO 9001 Standards; its main focus, during fiscal year 2016, is the improvement to Merchandise Storage and Custody, and Marketing processes.

At the end of fiscal year 2016, deposit certificates and warrants issued amounted to $604,937, regarding merchandise under custody located in different productive regions throughout the country.

As of December 31, 2016, Galicia Warrants S.A. obtained income from services amounting to $118,502.

Galicia Warrants S.A. continues to work with the purpose of rendering its customers the best quality and more reliable service that is better tailored to meet their needs.

GRUPO FINANCIERO GALICIA S.A.

INFORMATIVE REVIEW AS OF DECEMBER 31, 2016

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2016 AND DECEMBER 31, 2015

Figures Stated in Thousands of Pesos ($)

GALICIA ADMINISTRADORA DE FONDOS S.A.

Galicia Administradora de Fondos S.A.’s shareholders are the Company, holding 95% of the shares and Galicia Valores S.A., holding the remaining 5%.

Galicia Administradora de Fondos S.A. administers the FIMA mutual funds distributed by Banco de Galicia y Buenos Aires S.A., in its capacity as custodial agent of collective investment products corresponding to mutual funds, through its broad channel network, such as branches, electronic banking, phone banking, and to different customer segments (institutional, corporate and individual customers).

At the end of fiscal year 2016, FIMA funds total equity grew significantly. As of December 31, 2016, FIMA funds equity increased by 105.4% as compared to the previous fiscal year-end, with an equity managed of $37,329,320 and an 11.5% market share.

The outlook for fiscal year 2017 is that mutual funds will continue growing, as well as the businesses related thereto, within the framework of the new Capital Markets Law.

OUTLOOK

For fiscal year 2017, the Company’s results of operations will mainly depend on the development of the Argentine economy, and, particularly, the evolution of the financial system.

Buenos Aires, February 13, 2017.

REPORT OF THE SUPERVISORY SYNDICS’ COMMITTEE

To the Directors and Shareholders of

Grupo Financiero Galicia S.A.

Legal Domicile: Tte. Gral. Juan D. Perón 430 – 25th floor

Buenos Aires

C.U.I.T. 30-70496280-7

1.	In our capacity as members of the Supervisory Syndics’ Committee of Grupo Financiero Galicia S.A., in accordance with the provisions of Section 294, Subsection 5 of the General Corporations Law, we have examined the Inventory and the accompanying Financial Statements of Grupo Financiero Galicia S.A. (the “Company”) as of December 31, 2016, and the related Income Statement, Statement of Changes in Shareholders’ Equity and Statement of Cash Flows and Cash Equivalents for the fiscal year then ended, as well as a summary of significant accounting policies and other explanatory information disclosed in Notes 1 to 16 and Schedules A, B, C, D, E, G and H, which supplement them. Furthermore, we have examined the consolidated financial statements of Grupo Financiero Galicia S.A. and its controlled companies for the fiscal year ended December 31, 2016, with Notes 1 to 38, which are presented as supplementary information.

The amounts and other information for fiscal year 2015 are an integral part of the financial statements examined mentioned above and, therefore, shall be considered in connection with those financial statements.

2.	As mentioned in Note 1.16 to the consolidated financial statements, the Company’s Board of Directors is responsible for the preparation and fair presentation of the accompanying financial statements, in accordance with the accounting framework established by the Argentine Central Bank (B.C.R.A.) and the requirements set forth by the National Securities Commission (C.N.V.) to apply those accounting criteria. In addition, the Board of Directors is responsible for the existence of the internal control they may deem necessary to enable the preparation of financial statements free from material misstatements resulting from errors or irregularities.

3.	Our responsibility is to express an opinion on the documents mentioned in paragraph 1., based on the examination conducted with the scope specified in paragraph 4.

4.

Our work was conducted in accordance with standards applicable to syndics in Argentina. These standards require our examination to be performed in accordance with the professional auditing standards applicable in Argentina and include verifying the consistency of the documents reviewed with the information concerning corporate decisions, as disclosed in minutes, and the conformity of those decisions with the law and the bylaws insofar as concerns formal and documental aspects. For purposes of our professional work, we have reviewed the work performed by the external auditors of the Company, Price Waterhouse & Co. S.R.L., who issued their unqualified audit report on February 13, 2017. The above-mentioned external auditors conducted their audit in accordance with the Argentine auditing standards provided in Technical Pronouncement No. 37 of the Argentine Federation of Professional Councils in Economic Sciences (“F.A.C.P.C.E.”). Our review included verifying the work plans and the nature, scope and timing of the procedures applied and of the results of the audit performed by the above-referred professionals. An audit entails applying procedures to obtain judgmental evidence regarding the amounts and other information disclosed in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risk of material misstatements in the financial statements. When performing such risk assessment, the auditor should consider the appropriate internal control for the Company’s preparation and fair presentation of the financial statements in order to design adequate audit procedures, based on the circumstances, and not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. An audit also includes evaluating the adequacy of the accounting policies applied, the reasonableness of the accounting estimates made by the Company’s Management and the presentation of the financial statements as a whole.

Given that it is not the responsibility of the Supervisory Syndics’ Committee to exercise any management control, our examination did not extend to the business criteria and decisions of the different areas of the Company, as these matters are the exclusive responsibility of the Company’s Board of Directors.

We also report that, in compliance with the legality control that is part of our field of competence, during this fiscal year we have applied the other procedures described in Section 294 of Law No. 19550, which we deemed necessary according to the circumstances, including, among others, the control over the creation and subsistence of the directors’ guarantee.

We believe that the work we performed provides a reasonable basis for our opinion.

5.	In our opinion:

i).	the accompanying financial statements fairly present, in all material respects, Grupo Financiero Galicia S.A.’s financial condition as of December 31, 2016, and the results of its operations, the changes in shareholders’ equity and the cash flows and cash equivalents for the fiscal year then ended, in accordance with the accounting standards established by the Argentine Central Bank;

ii).	the accompanying consolidated financial statements fairly present, in all material respects, Grupo Financiero Galicia S.A.’s consolidated financial condition with its controlled companies as of December 31, 2016, and the consolidated results of its operations, and the consolidated cash flows and cash equivalents for the fiscal year then ended, in accordance with the accounting standards established by the Argentine Central Bank;

In compliance with the legality control that is part of our field of competence, we have no observations to make.

6.	Without changing our opinion, as mentioned in Note 1.15 to the consolidated financial statements, the accompanying financial statements have been prepared in accordance with the accounting framework established by the Argentine Central Bank. Such standards differ, in certain aspects, from the professional accounting standards in force. In such note, the Company has identified and quantified the effect on the financial statements derived from the different valuation and disclosure criteria, except that the quantification cannot be made for unfeasibility reasons.

7.	Furthermore, we report the following:

i)	The accompanying financial statements and the corresponding inventory stem from accounting records kept, in all formal aspects, in compliance with legal regulations prevailing in Argentina.

ii)	As called for by Section 21, Chapter III, Part VI, Title II of the regulations of the National Securities Commission concerning the independence of external auditors as well as the quality of the auditing policies applied by them and the Company’s accounting policies, the abovementioned external auditor’s report includes a representation indicating that the auditing standards in force have been observed, which standards include independence requirements, and contains no observations relative to the application of the rules issued by the Argentine Central Bank.

iii)	We have applied the procedures on asset laundering and terrorism financing set forth in the corresponding professional accounting standards issued by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires.

iv)	We have read the Informative Review, the Additional Information to the Notes to the Financial Statements required by Section 68 of the Buenos Aires Stock Exchange Regulations and Title IV, Chapter III, Article 12 of the Regulations of the National Securities Commission, and the Supplementary and Explanatory Statement by the Board of Directors, required by the Rules concerning Accounting Documentation of the Córdoba Stock Exchange Regulations, about which, insofar as concerns our field of competence, we have no significant observations to make.

Buenos Aires, February 13, 2017.

Supervisory Syndics’ Committee

INDEPENDENT AUDITOR’S REPORT

To the Shareholders, Chairman and Directors of

Grupo Financiero Galicia S.A.

Legal Domicile: Tte. Gral. Juan D. Perón 430 – 25th floor

Buenos Aires

C.U.I.T. 30-70496280-7

Report on the Financial Statements

We have performed an audit of the accompanying financial statements of Grupo Financiero Galicia S.A. (hereinafter the “Company”), which include the Balance Sheet as of December 31, 2016, and the related Income Statement, Statement of Changes in Shareholders’ Equity and Statement of Cash Flows and Cash Equivalents for the fiscal year then ended, as well as a summary of significant accounting policies and other explanatory information disclosed in Notes and Schedules, which supplement them. Furthermore, we have examined the consolidated financial statements of Grupo Financiero Galicia S.A. and its controlled companies for the fiscal year ended December 31, 2016, which are presented as supplementary information.

The amounts and other information for fiscal year 2015 are an integral part of the financial statements audited mentioned above and, therefore, shall be considered in connection with those financial statements.

Management’s Responsibility

As mentioned in Note 1.16 to the consolidated financial statements, the Company’s Board of Directors is responsible for the preparation and fair presentation of the accompanying financial statements, in accordance with the accounting framework established by the Argentine Central Bank (B.C.R.A.) and the requirements set forth by the National Securities Commission (C.N.V.) to apply those accounting criteria. In addition, the Board of Directors is responsible for the existence of the internal control they may deem necessary to enable the preparation of financial statements free from material misstatements resulting from errors or irregularities. Our responsibility is to express an opinion on the financial statements, based on the audit conducted with the scope specified in the paragraph “Auditors’ Responsibility.”

Auditors’ Responsibility

Our responsibility is to express an opinion on the accompanying financial statements based on our audit. We have conducted our audit in accordance with the Argentine auditing standards provided in Technical Pronouncement No. 37 of the Argentine Federation of Professional Councils in Economic Sciences (F.A.C.P.C.E.). Those standards require that we comply with the ethical requirements, as well as we plan and perform the audit in order to obtain reasonable assurance about whether the financial statements are free from material misstatements.

An audit entails applying procedures to obtain judgmental evidence regarding the amounts and other information disclosed in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risk of material misstatements in the financial statements. When performing such risk assessment, the auditor should consider the appropriate internal control for the Company’s preparation and fair presentation of the financial statements in order to design adequate audit procedures, based on the circumstances, and not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. An audit also includes evaluating the adequacy of the accounting policies applied, the reasonableness of the accounting estimates made by the Company’s Management and the presentation of the financial statements as a whole.

We consider that the judgmental evidence we have obtained provides a sufficient and adequate basis for our audit opinion.

Opinion

In our opinion:

a)	the accompanying financial statements fairly present, in all material respects, Grupo Financiero Galicia S.A.’s financial condition as of December 31, 2016, and the results of its operations, the changes in shareholders’ equity and the cash flows and cash equivalents for the fiscal year then ended, in accordance with the accounting standards established by the Argentine Central Bank;

b)	the accompanying consolidated financial statements fairly present, in all material respects, Grupo Financiero Galicia S.A.’s consolidated financial condition with its controlled companies as of December 31, 2016, and the consolidated results of its operations, and the consolidated cash flows and cash equivalents for the fiscal year then ended, in accordance with the accounting standards established by the Argentine Central Bank;

Emphasis Paragraph

Without changing our opinion, as mentioned in Note 1.15 to the consolidated financial statements, the accompanying financial statements have been prepared in accordance with the accounting framework established by the Argentine Central Bank. Such standards differ, in certain aspects, from the professional accounting standards in force. In such note, the Company has identified and quantified the effect on the financial statements derived from the different valuation and disclosure criteria, except that the quantification cannot be made for unfeasibility reasons.

Report on Compliance with Regulations in force

As called for by the regulations in force, we report that:

a)	The financial statements of Grupo Financiero Galicia S.A. as of December 31, 2016 have been transcribed to the “Inventory and Balance Sheet” book and, insofar as concerns our field of competence, are in compliance with the provisions of the General Corporations Law, and pertinent resolutions of the Argentine Central Bank and the National Securities Commission.

b)	The financial statements of Grupo Financiero Galicia S.A. stem from accounting records kept, in all formal aspects, in compliance with legal regulations.

c)	We have read the Informative Review, the Additional Information to the Notes to the Financial Statements required by Section 68 of the Buenos Aires Stock Exchange Regulations and Title IV, Chapter III, Article 12 of the Regulations of the National Securities Commission, and the Supplementary and Explanatory Statement by the Board of Directors, required by the Rules concerning Accounting Documentation of the Córdoba Stock Exchange Regulations, about which, insofar as concerns our area of competence, we have no significant observations to make.

d)	As of December 31, 2016, Grupo Financiero Galicia S.A.’s accrued debt with the Argentine Integrated Social Security System, which stems from the accounting records, amounted to $176,137.86, which was not yet due at that date.

e)	As required by Title IV, Section I, Chapter I, Article 2 of the Regulations of the National Securities Commission, we report that:

e.1)	The Company’s corporate purpose is exclusively related to financial and investment activities;

e.2)	The interest in Banco de Galicia y Buenos Aires S.A. accounts for 93.36% of Grupo Financiero Galicia S.A.’s assets, being the Company’s main asset;

e.3)	88.26% of the Company’s income stems from the equity investment in the Bank mentioned in e.2); and

e.4)	Grupo Financiero Galicia S.A. holds a 100% equity percentage in the capital stock, thus having a controlling interest in the Bank mentioned in e.2).

f)	As required by Title II, Section VI, Chapter III, Article 21, Subarticle e) of the regulations of the National Securities Commission, we report that the total fee amount billed to the Company for professional auditing and related services in the fiscal year ended December 31, 2016, represents:

f.1)	100% of total fees billed to the Company for services in that fiscal year;

f.2)	10% of total fees billed to the Company and its controlling, controlled and related companies for auditing and related services in that fiscal year;

f.3)	9% of total fees billed to the Company and its controlling, controlled and related companies for services in that fiscal year;

g)	We have applied the procedures on asset laundering and terrorism financing for Grupo Financiero Galicia S.A. set forth in the corresponding professional accounting standards issued by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires.

Buenos Aires, February 13, 2017.

PRICE WATERHOUSE & CO. S.R.L.